Half Year Report 2026

SEALSQ Corp

January to June 2026

1. INTRODUCTION


La Région

1.1. CEO LETTER TO SHAREHOLDERS:

Dear Shareholders,

As we reach the midpoint of 2026, I would like to reflect on what has been a transformational first half for SEALSQ Corp (the “Company” or “SEALSQ”) — a period in which the strategy we set out in 2025 moved decisively from vision to execution.

During the first six months of 2026, SEALSQ continued its evolution into a vertically integrated platform spanning post-quantum secure semiconductors, trusted hardware, quantum technologies, secure communications, and space infrastructure.

In January, we introduced our Quantum Highway vision, which evolved into our seven-layer Quantum Vertical Stack — an end-to-end architecture extending from the silicon Root of Trust and post-quantum cryptography through quantum computing, photonic interconnects, secure communications, and our Quantum Spatial Orbital Cloud.

Our objective is clear: to build the trusted and sovereign infrastructure required for the post-quantum era.

From Strategy to Execution

We expanded our SEALQuantum Sovereign Vertical Stack, an internal strategic initiative through which we allocate our own capital to accelerate our post-quantum and quantum capabilities, with a target allocation of $200 million and translated our strategy into concrete investments and acquisitions.

We completed the acquisition of Miraex, the Swiss quantum photonics pioneer whose technology provides a critical interconnect layer for distributed quantum computing, networking, and sensing. We acquired a majority position in Wecan Group, extending trusted post-quantum infrastructure into regulated financial services.

In France, SEALSQ participated as a lead investor in Quobly's Series A financing, alongside leading industrial and institutional investors, strengthening our exposure to silicon-based quantum computing. In the United States, we advanced our collaboration with EeroQ through additional funding commitments, reinforcing our Quantum Made in USA strategy.

Our goal is not simply to invest in promising technologies, but to connect them into an integrated ecosystem capable of generating technological synergies, commercial opportunities, and long-term shareholder value.

Post-Quantum Technology Moving Toward Commercialization

Our semiconductor business remains the foundation of this strategy.

Our flagship Quantum Shield QS7001™ post-quantum secure element (the "QS7001") continued to progress through its certification roadmap, successfully passing demanding EAL5+ physical-security testing and achieving NIST entropy-source validation.

These milestones come as governments and cybersecurity agencies worldwide accelerate the migration toward quantum-resistant security. The post-quantum market for which SEALSQ has been preparing for more than a decade is now beginning to materialize.

In India, our partnership with Kaynes Semicon progressed into the SEALKAYNESQ joint venture, supporting the development of sovereign post-quantum semiconductor infrastructure and the Sanand personalization center.

In Europe and the United States, we continued expanding our commercial ecosystem, including our work with Parrot on post-quantum-secured drones and our collaboration with Lattice Semiconductor.

Financial Strength to Execute

We also significantly strengthened our balance sheet.

In March, SEALSQ completed a $125 million financing, contributing to a cash position exceeding $486 million as of June 30, 2026, and providing substantial flexibility to execute our growth strategy.

This financial strength allows us to accelerate the commercialization of our post-quantum semiconductor roadmap, pursue selective strategic acquisitions and investments, and support the development of our Quantum Vertical Stack.

Our focus remains disciplined: investments must ultimately contribute to strategic control, technological differentiation, revenue growth, and sustainable shareholder value.

Building from Geneva to the World

In October 2026, SEALSQ and WISeKey will relocate to their new headquarters at Pont-Rouge in Geneva, providing the foundation for the Geneva Quantum Center of Excellence.

Our ambition is to leverage Switzerland's unique combination of scientific excellence, semiconductor and photonics expertise, neutrality, security, and trust to help establish Geneva as an international center for sovereign quantum technologies.

Looking Ahead

As we enter the second half of 2026, our priority increasingly shifts from investment to integration and commercialization.

We will focus on accelerating customer adoption and production revenues from our post-quantum semiconductor products, commercializing the technologies within our quantum ecosystem, advancing our Quantum Vertical Stack, and preparing the first dedicated satellite infrastructure supporting our Quantum Spatial Orbital Cloud.

The convergence of post-quantum cryptography, secure semiconductors, AI, quantum computing, photonics, and space infrastructure is no longer theoretical. It is happening now.

SEALSQ intends to be at the center of this transformation — building trusted infrastructure from Root of Trust to Qubit, and from Earth to Space.

On behalf of the SEALSQ management team and Board of Directors, I would like to thank our employees, partners, customers, and shareholders for their continued trust and support.

We enter the second half of 2026 with a strong balance sheet, an expanding technology portfolio, and a clear priority: execution, commercialization, revenue growth, and long-term shareholder value.

We wish you a secure and prosperous remainder of 2026.

Sincerely,

Carlos Moreira

Carlos Moreira

Founder and Chief Executive Officer



1.2 OVERVIEW

SEALSQ was established to combine decades of expertise in cryptographic security and trusted digital infrastructure. Headquartered in Switzerland, SEALSQ operates across Europe, the United States and the APAC region. SEALSQ's solutions provide the foundation of digital trust for businesses and governments worldwide.

SEALSQ generates revenues from the design and sale of semiconductor secure chips and from Digital Certificates, Software as a Service, Software licenses and Post-Contract Customer Support (PCS) for cybersecurity applications.

SEALSQ's comprehensive portfolio, which includes secure microcontrollers, PKI services, compliance with IoT standards like Matter, GSMA eUICC root certificates, tailored ASICs, and post-quantum cryptography capabilities, uniquely positions SEALSQ to address evolving market needs. SEALSQ has a comprehensive range of secure elements, smart card products, and open ARM platforms offering advanced standards of security, including quantum-proof cryptography.

SEALSQ’s principal activities are the design, development, and marketing of semiconductor systems; manufacturing is outsourced to third-party foundries. Its main categories of products sold and services performed for each of the last three financial years are:

- Semiconductors secure chips design and sales
- Cloud-based authentication certificates and certificate management platform
- ASIC custom design

Revenue contributions by category for the six months ended June 30, 2026 and 2025, were as follows:



Product category	H1 2026	H1 2025
Secure chips	76%	98%
Certificates	2%	2%
ASIC Design	22%	-

The following table shows SEALSQ's revenues by geography, based on customers' billing addresses:

Geography	H1 2026	H1 2025
North America	50%	64%
Europe, Middle East & Africa	33%	18%
Asia Pacific	17%	16%
Latin America	-	2%

SEALSQ's strategy involves (i) developing post-quantum technology hardware and software solutions and (ii) deploying the Company's capital resources to support its operational growth, including through strategic acquisitions and technology partnerships that strengthen its semiconductor, PKI, and quantum technology platform.

As of March 25, 2026, SEALSQ has raised over $575 million in cash since November 2024 to accelerate development and strategic investments. It ended the year with a strong cash position of $417.7 million as at December 31, 2025 (rising to over $525 million as of March 31, 2026 following the $125 million registered direct offering, and standing at approximately $486 million as of June 30, 2026 on a unaudited basis). Unaudited H1 2026 revenue of approximately $11.2 million, an increase of 131% compared with H1 2025; audited FY2025 results confirming $18.3 million revenue (up 66% from prior year-end).



Across H1 2026, SEALSQ has continued to scale rapidly, pairing its established secure-semiconductor and PKI business with a fast-expanding post-quantum and quantum technology platform through the SEALQuantum Sovereign Vertical Stack.

During 2025, SEALSQ committed up to $100 million to advance its quantum technology capabilities through a series of operational partnerships and acquisitions: it invested in ColibriTD, a French Quantum-as-a-Service company; acquired 100% of IC'Alps, a French ASIC design specialist; invested $2 million in development funding EeroQ, a US-based quantum-computing company; entered into a EUR 40 million Quantix Edge Security joint venture to develop Spain's first post-quantum semiconductor personalization center; and invested $10 million in WISeSat to support a quantum-secure satellite network.

In the first half of 2026, SEALSQ substantially scaled this strategy: it continued to develop the SEALKAYNESQ joint venture inaugurating India's first post-quantum personalization center project at Sanand. In 2026, the Company expanded its SEALQuantum Sovereign Vertical Stack to $200 million and, through it, SEALSQ completed the acquisition of Miraex, took a majority stake in the Wecan Group, participated alongside industrial co-investors in Quobly's EUR 115 million Series A financing, expanded its strategic position in EeroQ as lead investor in its next priced round, and - together with WISeKey - established Quantisimo Corp., executing a non-binding Letter of Intent with a special purpose vehicle (SPAC) to explore a business combination that would create a Nasdaq-listed pure-play quantum company (each detailed in Section 3.3).

Post-Quantum Technology Hardware and Software Solutions

SEALSQ is a leading innovator in post-quantum technology hardware and software solutions. This technology seamlessly integrates Semiconductors, PKI, and Provisioning Services, with a strategic emphasis on developing state-of-the-art quantum-resistant cryptography and semiconductors designed to address



the urgent security challenges posed by quantum computing. SEALSQ's products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

These capabilities, combined with SEALSQ's entry into the TPM market through the QVault™ Trusted Platform Module and the commercial launch of the QS7001 in Q4 2025, laid the basis for strong growth potential and market leadership in the cybersecurity and IoT sectors.

The essential strategic evolution in the first half of 2026 has been the integration of IC'Alps' design capabilities and a series of strategic go-to-market partnerships that together enable an ambitious product roadmap - targeting the automotive and broader semiconductor industries (with partners including Lattice Semiconductor and GlobalFoundries) as well as the fast-growing Trusted Platform Module market across PCs, laptops and mobile devices - responding to strong market demand for security and to emerging post-quantum standards, with a differentiated expertise in the design of certified, secure and post-quantum products. In parallel, through its investments in quantum-computing companies and its Quantum Spatial Orbital Cloud (QSOC) initiative, SEALSQ is building a unique vertical offering from the root of trust to the qubit and into orbit, positioning itself as a reference player in secure and sovereign quantum technologies.

As of June 30, 2026, the Company's active business pipeline stood at more than $225 million in potential revenue opportunities through 2029, including more than $60 million directly tied to the QS7001 and QVault TPM post-quantum products, reflecting the design-win momentum described in Section 3.



What does SEALSQ do?

As a fabless semiconductor innovator, SEALSQ designs and markets secure microcontrollers and hardware architectures to anchor digital trust in a quantum- threatened world. SEALSQ's comprehensive portfolio, which includes secure microcontrollers, PKI services, compliance with IoT standards like Matter, GSMA eUICC root certificates, tailored ASICs, and post-quantum cryptography capabilities, uniquely positions the Company to address evolving market needs.

SEALSQ's strategy is to offer off-the-shelf or custom-designed FIPS and Common Criteria certified quantum-resistant secure hardware, integrated within a vertical trust services ecosystem featuring a post-quantum root of trust, managed PKI services, and secure chip personalization and testing capabilities.

The global embedded security chip market is projected to reach $12.6 billion by 2030[1], yet few suppliers can offer certified, secure products. This supply gap creates an opportunity for innovative players that can meet certification standards and address emerging threats such as quantum computing. As a result of SEALSQ's strengthened market capitalization, boosted by the market's recognition of the risks posed by quantum computers and the need for new secure microcontrollers to protect against these, SEALSQ was able to raise over $525 million in cash since November 2024 in order to accelerate development and execute strategic investments that strengthen its growth pipeline.

In Q4 2025, SEALSQ commercially launched the Quantum Shield "QS7001", the industry's first quantum-resistant hardware platform embedding post-quantum cryptographic algorithms at hardware level. As of June 30 2026, SEALSQ has developed an estimated $60 million pipeline in potential revenue opportunities through 2029 for this product and its upcoming Trusted Platform Module

[1] Digital Authentication and Embedded Security, ABI Research, August 2025



("TPM") version to be launched in Q4 2026. These pipeline figures reflect management estimates and are subject to conversion risks, customer validation, and technical integration.

SEALSQ delivers integrated digital security solutions that combine four critical components into a unified offering: Root of Trust, Secure Chips, trusted Identity Generation and Management (PKI), and Personalization Services. Together, these components ensure the confidentiality, integrity, and authenticity of connected devices and digital communications.

SEALSQ offerings are structured around four foundational technology pillars:

SEALSQ's Swiss-based Root of Trust:

Public Key Cryptography and Digital Certificates are used to encrypt or digitally sign any information such as communication data or device firmware updates. These processes rely on the concept of "Digital Trust" and "Root of Trust" as the only way to ensure trusted data is coming from authentic devices, or to safely apply a firmware update.

SEALSQ's Root of Trust offers neutrality, reliability, and is certified by leading industry standards such as WebTrust (browsers), Matter (Smart Home), and Wi-SUN (Smart Grid). In November 2025, SEALSQ also launched a sovereign U.S.-based Post-Quantum Root of Trust capable of supporting U.S. government agencies and enterprises in managing quantum-secure digital identities.

Public Key Infrastructure services:

Leveraging this Root of Trust, SEALSQ offers a SaaS solution to issue and manage cryptographic credentials that authenticate users, devices, and systems. SEALSQ's platform uses quantum-resistant cryptographic algorithms recommended by the National Institute of Standards and Technology (NIST). These include



integration of ML- KEM (Kyber) and ML-DSA (Dilithium) into the INeS PKI platform for hybrid classical & post-quantum certificates.

Personalization Services:

SEALSQ proposes industrial-scale systems for embedding digital identities into secure microcontrollers, enabling seamless integration and secure operation at scale. This includes the INeS Box for secure factory-floor provisioning and localized personalization capabilities supporting zero-touch onboarding.

Supported by European and U.S. personalization and test centers, these services drive recurring revenue from personalization, lifecycle management, licensing, and security.

Certified secure microcontrollers:

Designed to protect and store digital identities, SEALSQ's certified secure microcontrollers ensure robust authentication for connected devices and systems. Key products include the VaultIC range designed for IoT applications, and SEALSQ's new line of quantum-resistant microcontrollers featuring the QS7001 (launched commercially in November 2025 with development kits available) and the upcoming QVault TPM (scheduled for launch and production in 2026). The QS7001 leverages a secure 32-bit RISC-V core, delivering up to 10× higher performance than software-based PQC implementations.

Which industries does SEALSQ serve?

SEALSQ serves high-growth industries requiring secure, scalable, and certified solutions. SEALSQ's products and services contribute to securing billions of connected objects today: luxury products, routers, gateways, utilities meters, E.V. chargers, drones, authentication dongles, storage memory USB sticks, medical devices, connected door- locks, and a variety of other electronic consumers devices. Additional applications include defense, financial services, timing and sensing, and regulated digital infrastructures.



Some examples of the use cases of SEALSQ's products are as follows:

Smart Homes & Consumer Electronics: SEALSQ products help device makers accelerate time to market and reduce costs by easing compliance with the increasingly adopted Matter protocol, which ensures secure and seamless interoperability across connected devices. Since every Matter-certified device is mandatorily provisioned with a unique Device Attestation Certificate (DAC) issued by a CSA-approved PKI authority, this represents a direct and captive addressable market: according to ABI Research, more than 5.5 billion Matter-compliant devices are projected to ship between 2022 and 2030 each requiring a PKI-issued certificate — making device attestation one of the most structurally guaranteed growth opportunities in IoT security. In 2025, SEALSQ achieved 8 new design-wins in the Matter ecosystem (versus 5 in 2024).

Automotive: Securing Plug-and-Charge infrastructure (EV Charging stations), a sector expected to grow at a 36% CAGR through 2030.

IoT and Smart Cities: Protecting billions of IoT devices, with the number of connected devices requiring protection set to reach more than 29 billion units by 2027.

Critical Infrastructure: Securing smart grids and utilities through FIPS 140-3 certified solutions.

Healthcare: Enabling secure communication for medical devices and sensitive patient data.

Industrial IoT: Providing tamper-resistant chips for sensors and mission-critical systems.

Drones & Robotics: Long term security partner of leading drone company PARROT, SEALSQ stands on the forefront of securing UAVs and Robots. In H1 2026, SEALSQ reinforced this position through its collaboration with Lattice Semiconductor on securing



humanoid robotics and autonomous systems, combining FPGA-based real-time control, TPM-anchored device identity and post-quantum cryptography to protect robots, drones and industrial systems against both today's attacks and tomorrow's quantum threats.

SEALSQ's Key Differentiators and Value Proposition

Digital Security "PURE" player:

SEALSQ focuses only on security, unlike its biggest hardware competitors who specialize in a broad range of embedded components.

Digital Security "FULL" player:

The only market player integrating all aspects of a connected device's security from the Root of Trust to the Secure Elements (secure microcontrollers), including PKI Services and industrial-scale personalization services. This end-to-end approach streamlines security deployment for connected devices and systems, reducing complexity and enhancing protection.

Post-Quantum Technology:

A key focus and competitive differentiator. SEALSQ commercially launched the QS7001 in Q4 2025, achieving significant early traction with an estimated $60.0 million pipeline of revenue opportunities relating to our Post-Quantum technologies, including the QS7001 and QVault TPM as of June 30, 2026. This pipeline has increased to over $100.0 million as of September 9, 2026. These figures reflect management estimates and are subject to conversion risks, customer validation, and technical integration.

By the end of the first half of 2026, the QS7001 and QVault TPM pipeline remained in excess of $60 million, within a total Company pipeline of more than $225 million through 2029, underpinned by



the QS7001's certification progress and a growing base of integrating customers.

Fabless:

A cost-efficient, flexible business model focusing on the core profit area of the value chain (semiconductor design and trust services).

Customization / ASICS:

SEALSQ designs and delivers tailor-made chips to meet the specific performance and security needs of its clients. The acquisition of IC'Alps in mid-2025 added approximately 100 ASIC engineers, enhancing custom chip design capabilities in high-reliability sectors including healthcare, security, and post-quantum platforms. IC'Alps renewed ISO 9001, ISO 13485, and EN 9100 certifications in Q4 2025.

In the first half of 2026, SEALSQ further expanded this ecosystem with a strategic manufacturing and go-to-market partnership with GlobalFoundries, and a dedicated automotive post-quantum roadmap built on its in-house ASIC design services (see Section 3.5.4).

Neutral Root of Trust:

SEALSQ's Swiss-based Root of Trust, accredited by numerous industry ecosystems or standards such as WebTrust, Matter, GSMA and Wi-SUN, supports compliance, neutrality, and reliability. A U.S.-based sovereign post-quantum Root of Trust initiative was launched in November 2025.

These differentiators allow SEALSQ to serve highly demanding global customers such as CISCO, THALES, SIEMENS, TOSHIBA, and Landis & Gyr. Additional partners and customers who engaged in discussions for SEALSQ's products in 2025 included Eviden (Atos Group), Kaynes Semiconductor, Trusted Semiconductor Solutions, and Lattice Semiconductors.

2. MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Data Summary Chart

The following Management Discussion and Analysis ("MD&A") is intended to provide a reader of SEALSQ Corp's ("SEALSQ" or the "Group" or the "SEALSQ Group"), financial statements with a narrative explanation from management's perspective of the financial and other significant factors that have impacted and could impact the Group's performance.

The following discussion of the Group's financial condition and results of operations is based upon, and should be read in conjunction with, the Group's unaudited condensed consolidated financial statements and notes thereto for the six months ended June 30, 2026, as well as with the Group's consolidated financial statements and notes thereto included in the Group's annual financial statements for the year ended December 31, 2025, as filed in the 20-F on March 31, 2026.

2.1 H1 2026 KEY MILESTONES

The key highlights of the six months ended June 30, 2026 ("H1 2026") are:

- $486.1 million strong cash and restricted cash balance, supported by a $125.0 million registered direct offering completed in March 2026, to fund operational scaling, targeted M&A and accelerated R&D investments.
- Over 130% increase in revenue from prior year, reaching $11.2 million revenue in H1 2026 compared to $4.8 million in the six months ended June 30, 2025 ("H1 2025"), as the group consolidated 6-month revenue of IC'Alps and 1 month of revenue of Miraex SA and Wecan Group SA, both acquired on June 1, 2026.
- Commercialization traction for QS7001 Post-Quantum Secure Element, including the completion of NIST SP 800-



90B Entropy Source Validation and Common Criteria fault-injection and side-channel resistance testing, the distribution of development kits to over 10 global partners, and a $5 million commercial contract with Quobly.

- Establishment of SEALQuantum, a $200 million, an internal strategic initiative aimed at developing a Sovereign Quantum Vertical Stack, through which we allocate the Group’s own capital to accelerate the Group’s post-quantum and quantum capabilities through targeted acquisitions and strategic partnerships aligned with the Company's semiconductor and quantum technology roadmap, achieving architectural Quantum sovereignty, Root-to-Qubit. More than $60 million has been committed to date across IC’Alps, Miraex, Quobly, Quantix Edge Security, ColibriTD, EeroQ, WISeSat and the Wecan Group - each of which directly supports the Company's product development, manufacturing, or go-to-market capabilities.
- $8.7 million investment in R&D for the development of the Group’s post-quantum chip and next generations. This investment is essential to develop the next-generation product range and support growth in future years.
- With over $0.7 million recognized in H1 2026, the Quantix Edge Security design center in Spain is generating its first revenues for the Group.

In H1 2026, SEALSQ significantly strengthened its vertical Quantum platform strategy, expanding beyond its established hardware Root of Trust leadership toward full-stack quantum integration, from secure silicon to qubit generation, linked together through what it calls a “sovereign Quantum Highway”.



To accelerate this vision, the Group initiated targeted investments across the quantum value chain including:

- The Foundational Layer: Post-Quantum Silicon

  SEALSQ reinforced its post-quantum semiconductor roadmap through investments in advanced cryptographic IP, next-generation secure chips, TPM architectures, and quantum-resistant chiplets. These investments aim to ensure long-term protection against emerging quantum threats to position SEALSQ as a leader in crypto-agile, quantum-secure silicon.

  SEALSQ also acquired Miraex SA, adding advanced photonic integrated-circuit technology to enable quantum networking, optical interconnects, and secure optical data transmission.

- The Computational Layer: Quantum Computing

  Through its partnerships with Quobly SAS and EeroQ Corporation, SEALSQ expanded its participation in quantum processor ecosystems, including qubit hardware platforms and quantum-classical interface technologies, extending its security capabilities from device authentication to quantum computing as a service.

- The Infrastructure Layer: Digital Trust Platforms

  SEALSQ expanded into software-based enterprise trust and compliance tools by acquiring a controlling interest in Wecan Group. This addition connects hardware-level security with decentralized data infrastructure, enabling post-quantum identity verification and secure data exchange for enterprise and financial applications.

Together, these initiatives advance SEALSQ's objective of building a vertically-integrated quantum-secure ecosystem, securing identity at the silicon level, protecting communications in transit

across the Quantum Highway, and enabling trusted access to quantum processing environments.

This strategy positions SEALSQ as a key architect of next-generation digital trust infrastructure in the emerging quantum era.

A summary of the key performance metrics of the Group is set out in the table below:

	Unaudited 6 months ended or as at June 30,	
US GAAP ($'000)	2026	2025
Net sales	11,151	4,825
Gross profit	5,408	1,626
Operating loss as reported	(32,162)	(21,237)
Net loss as reported	(27,789)	(20,030)

	Unaudited as of	
	June 30, 2026	December 31, 2025
Cash and cash equivalents and restricted cash	486,108	417,657

2.2 DISCUSSION & ANALYSIS



Liquidity and Capital Resources

As of June 30, 2026, the group had a cash balance of $486.1 million including restricted cash, compared to $417.7 million at December 31, 2025. SEALSQ's strong liquidity position is mainly due to capital-raising activities across 2025 and the completion of a $125 million registered direct offering in March 2026. SEALSQ expects to use this liquidity to fund core operational activities, accelerate R&D investments in next-generation post-quantum semiconductor solutions, expand its international sales and engineering footprint, and pursue acquisitions and technology partnerships that strengthen its capabilities across the post-quantum value chain.

The Group's primary sources of operational and investment liquidity are external funding, customer sales and research tax credits provided by the French government. It is anticipated that the Group's ability to resort to external funding in the future will be closely linked to market performance and liquidity of the SEALSQ ordinary shares on the Nasdaq.

Revenue

Total revenue for the six months ended June 30, 2026 was $11.2 million, an increase by $6.4 million or 131% from H1 2025's $4.8 million. Revenue growth was driven by renewed demand across core semiconductor and PKI product lines, six months of revenue contribution from IC'Alps SAS ("IC'Alps") following its acquisition on August 4, 2025, which represented approximately $2.5 million and early traction in post-quantum technology programs, as well as the first revenues relating to the Quantix Edge Security design center in Murcia, Spain.


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While SEALSQ maintained strong commercial momentum through continued demand for traditional chips from existing customers, the Group continued to execute its transition toward next-generation post-quantum semiconductor platforms. During this period, the Group continued to advance the commercialization of its QS7001 Post-Quantum Secure Element and QVault Trusted Platform Module ("TPM") products through customer evaluations, product sampling and certification activities. In the first half of 2026, QS7001 obtained NIST SP 800-90B Entropy Source Validation (ESV Certificate #E333), a mandatory precondition for FIPS 140-3 Level 3 and CC EAL5+, and completed Common Criteria fault-injection and side-channel resistance testing in March. As certification requirements have evolved and testing complexity has increased, we have updated the Group's certification timeline. For QS7001 V1, we now expect the Hardware Evaluation Test Report and Common Criteria laboratory letter in September 2026, and for QS7001 V2, the full PQC Test Report and Common Criteria laboratory letter in December 2026. For QVault TPM-183, we expect the FIPS 140-3 laboratory letter to NIST in December 2026 and TCG certification around November 2026. Engineering samples of QVault TPM-185 are now available, with the FIPS 140-3 submission expected around February 2027 and TCG certification expected around April 2027. Management expects initial commercial revenues from these products toward the end of H2 2026, with a more significant contribution expected as customers complete technical integration and move into production in 2027 and beyond. The QS7001 and QVault TPM products are part of the Group's QUASAR (Quantum-resistant Secure Architecture) program, which has progressed from product development into customer evaluation, certification and commercialization.

As of June 30, 2026, the Group announced an active business pipeline representing more than $225 million of potential revenue opportunities through 2029, including more than $60 million associated with QS7001 and QVault TPM. More than



15 prospective customers and partners have evaluated QS7001 and its software development kit. These opportunities remain subject to customer qualification, technical integration, certification and procurement processes and therefore do not represent firm backlog. Management expects customer integration cycles of approximately 12 to 18 months, which may result in the timing of revenue recognition extending into 2027 and beyond.

Regulatory and government security requirements are also expected to support demand for hardware-based security solutions. The U.S. Department of Defense requires new computing assets procured for DoD use to include a TPM version 1.2 or later where applicable under Defense Information Systems Agency ("DISA") Security Technical Implementation Guides ("STIGs"), reflecting the role of TPM functionality in device authentication, integrity measurement and cryptographic services[2].

In addition, the U.S. National Security Agency's Commercial National Security Algorithm Suite 2.0 (CNSA 2.0)[3], published in 2022, establishes updated cryptographic requirements for protecting National Security Systems and calls for the transition of applicable systems toward quantum-resistant cryptography. These requirements, together with evolving European and national post-quantum security initiatives, are expected to support demand for semiconductor and computing-platform solutions that incorporate stronger cryptographic capabilities and secure key-management functionality. The Group believes that its QVault TPM and QS7001 Post-Quantum Secure Elements can support customers in addressing these evolving security and post-quantum requirements. However, the timing and extent of

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[2] US Department of Defense. DoD Instruction 8500.01, p. 43. (March 14, 2014), available at https://www.esd.whs.mil/Portals/54/Documents/DD/issuances/dodi/850001_2014.pdf .

[3] National Security Agency. Commercial National Security Algorithm Suite 2.0 (CNSA 2.0) (September 7, 2022), available at https://media.defense.gov/2022/Sep/07/2003071834/-1/-1/0/CSA_CNSA_2.0_ALGORITHMS_.PDF


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customer adoption will depend on regulatory implementation, product qualification, technical integration and individual customer procurement cycles.

The Group also continues to expand its semiconductor and quantum technology capabilities through acquisitions and technology partnerships. IC'Alps has expanded the Group's ASIC design capabilities, while Miraex has added photonics and quantum interconnect capabilities. The Group has also increased its ownership in WeCan Group and continued investments in selected quantum technology businesses. Management expects these activities to broaden the Group's technology and service offerings and support its longer-term growth strategy, although the timing and financial contribution of these businesses will depend on their respective commercial development.

Accordingly, management's short-term focus is on converting the current evaluation pipeline into commercial orders, completing applicable product certifications and supporting customers through technical integration. The Group expects these activities to contribute to the initial commercialization of its post-quantum semiconductor products in H2 2026, with the potential for increased production-related revenue as customer programs progress starting in 2027. For the longer term, SEALSQ's quantum strategy articulated around building a SEALQuantum Sovereign Vertical Stack is expected to position the Group as one of the leading actors in the future quantum world.

Revenue by region

SEALSQ's operations are global in scope and generate revenue from selling products and services across various regions. Operations in North America contribute the largest part of revenues (50% in H1 2026) and the second largest contributor is Europe, Middle East & Africa (33% in H1 2026).



Revenue by geographic region for the six months ended June 30, 2026, and June 30, 2025, respectively is set forth in the following table:

Net sales by region	**For the six months ended June 30,**			
$'000	**2026**		**2025**	
Europe, Middle East & Africa	3,705	*33%*	852	*18%*
North America	5,560	*50%*	3,083	*64%*
Asia Pacific	1,886	*17%*	795	*16%*
Latin America	-	*0%*	95	*2%*
Total net sales	**11,151**	*100%*	**4,825**	*100%*

Revenue by segment

In H1 2026, the Semiconductors segment contributed 77% of SEALSQ's revenue with $8.6 million and the ASIC segment contributed the remaining 23% with $2.5 million. This compares to revenue of $4.8 million in H1 2025 contributed solely by the Semiconductors segment.

Semiconductors segment

SEALSQ recorded a significant 79% increase in H1 2026 compared to H1 2025 from traditional chip sales revenue driven by existing customers, confirming the strength of its product portfolio and long-term customer relationships.

The main contributors behind this increase were an approximately 80% year-on-year increase in SCR200 Smart Card Reader sales, driven by higher volumes from key customers, and a surge in demand for SEALSQ's Secure Elements (SE), particularly the VIC405 and VIC408 products, thanks to smart metering customers like Landis & Gyr and customers using the P25 Radio protocol in their project, where project ramp-ups and new deployments accelerated throughout 2025. The increased adoption reflects both market momentum in smart infrastructure and SEALSQ's strong positioning in secure metering solutions. This trend



continued in H1 2026: SEALSQ extended its relationship with Landis & Gyr to provide enhanced PKI services for AMI network and meter security, including a program to supply approximately 30 million digital certificates for Landis & Gyr smart meters in Asia-Pacific, and on March 26, 2026, SEALSQ announced a partnership with the Wi-SUN Alliance, a wireless interoperability standard widely used in smart-grid and advanced metering infrastructure deployments, further extending its footprint in this market.

At the end of 2025, SEALSQ completed the commercial launch of its QS7001, the industry's first quantum resistant hardware platform embedding post quantum cryptographic algorithms at hardware level, marking an important milestone in the expansion of its advanced security portfolio. The product has been well received by global partners and OEMs through the testing period, with evolutions involving Eviden (Atos Group), Authentrend, Capgemini Engineering, ColibriTD, FortifyIQ Inc., Granite River Labs, Kaynes Semiconductor, Landis+Gyr, Metavisio (Thomson Computing), PORTYQ, Quantix Edge Security, Serma Security, Trusted Semiconductor Solutions, and manufacturing partner UMC.

This early traction reflected both the relevance of the QS7001 to current market needs and the confidence customers place in SEALSQ's technology roadmap. To support customer evaluations and accelerate project development, SEALSQ has already delivered more than 10 development kits to key customers worldwide, covering multiple regions and application domains.

In 2026, this testing pipeline directly translated into commercial revenue: in July and August 2026, SEALSQ announced a $5 million commercial contract with Quobly integrating post-quantum security, cryogenic CMOS ASIC design and PKI into quantum-computing platforms, and a strategic memorandum of understanding with GlobalFoundries for co-development of post-quantum security IP, chiplet hardware security module components, and cryogenic CMOS ASICs.



Additionally, SEALSQ continues growing its PKI Services globally, with particularly strong momentum in Smart Home devices based on the MATTER protocol. The INeS Box, SEALSQ's PKI on premise solution for secure, trusted factory provisioning, gained initial market share in Europe, with customers actively using the platform to support secure device onboarding for IoT applications. In parallel, strong interest emerged in Japan, driven by demand for PKI Services aligned with the MATTER and ECHONET Lite protocols. These developments confirm INeS Box's growing role as a strategic platform within SEALSQ's global PKI and smart home offering. This Japan momentum has since translated into several commercial and product developments: SEALSQ's INeS PG, reported to be Japan's first Matter-compatible smart lock, and SEALSQ's VaultIC292 secure element was integrated into a Matter-compatible smart lock from Hosiden; SEALSQ also established a distribution partnership with Okaya Electronics across the Tokyo, Osaka, and Yokohama markets. Management has positioned this Japan expansion against the country's National Cyber Command Office 2035 post-quantum migration mandate as a driver of longer-term demand.

SEALSQ's commercial momentum aligns with accelerating global demand for post-quantum cryptography (PQC). According to Grand View Research, the global PQC market is projected to expand from $2.2 billion in 2026 to $20.5 billion by 2033, i.e. a 37.8% CAGR, driven predominantly by the adoption of embedded, hardware-level security across connected IoT, automotive systems, and critical infrastructure[4]. The Group is strategically positioned to convert rising industry demand into multi-year commercial design wins and volume production.

4 https://www.grandviewresearch.com/industry-analysis/post-quantum-cryptography-market-report



ASIC segment

The ASIC segment is a revenue stream from IC'Alps acquired on August 4, 2025. SEALSQ therefore consolidated 6 months of ASIC revenue in FY2026 and expects a growing contribution to its group revenue as it will consolidate a full year's worth of ASIC revenue in 2026.

The growing demand for a trusted, sovereign partner in ASIC development for mission-critical applications underscores IC'Alps' unique value proposition. Customers increasingly require cutting-edge expertise in ultra-low-power design, optimized sensor interfaces, advanced energy management, and state-of-the-art security solutions, all delivered in strict compliance with stringent technical, geopolitical, and quality standards. IC'Alps' proven capabilities are now recognized internationally, with strong traction among demanding customers in the European Union and North America.

IC'Alps design solutions are applied in very demanding industries such as Healthcare Applications (ISO 13485-2016 Certified) and secure sub-blocks (e.g., True Random Number Generators and countermeasures) as well as complete cryptographic devices built around embedded processors (primarily RISC-V architectures). As announced in October 2025, IC'Alps is actively designing a state-of-the-art post-quantum cryptography (PQC) platform targeting advanced CMOS nodes. This effort supports the QASIC (Quantum-Resistant ASIC) initiative, with the first prototypes anticipated in Q4 2026.

Additionally, IC'Alps has expanded its ecosystem of preferred partnerships with leading global foundries, including TSMC, GlobalFoundries, Intel Foundry, ams-OSRAM, and DB Hitek. These should also provide opportunities for the Group to showcase its technical achievements and abilities.

The ASIC designs outlook is expected to strengthen in H2 2026, fueled by highly positive feedback from long-standing customers regarding the SEALSQ acquisition and the enhanced opportunities


Sales Performance Dashboard

in post-quantum cryptography (PQC) solutions enabled by Group synergies.

Gross Profit

Gross profit increased by $3.8 million to $5.4 million in the six months ended June 30, 2026 in comparison with a gross profit of $1.6 million in the six months ended June 30, 2025. Gross profit margin increased by 15 percentage points from 33% in 2025 to 48% in 2026.

In H1 2026, gross profit margin in the Semiconductors segment increased by 9 percentage points to 43%. Selling prices have partially recovered from prior-period discounting but have not yet returned to historical levels. Shipments of next-generation products have resumed for certain customers, while others continue to work through legacy inventory in the distribution channel before placing new orders. As a result, production volumes remain only modestly above prior-period levels, limiting the absorption of fixed manufacturing costs. Management expects selling prices and order volumes to normalize as channel inventory clears over the balance of 2026.

Gross margins in the ASIC segment are much higher, reaching 67% in the six months to June 30, 2026, which contributed to the significant increase in total gross margin. This is because sales in the ASIC segment are derived from a design service with fewer costs directly attributable.

Other operating income

There is no recurring other operating income that contributes to the SEALSQ Group’s profit.



In H1 2026 and 2025, other operating income consisted mostly of services provided to the WISeKey Group in an amount of, respectively, $1.4 million and $1.7 million. Such cross-charges are expected to continue in future periods as the Group aims to maximize the use of its internal resources.

RESEARCH & DEVELOPMENT EXPENSES

Research and development ("R&D") expenses include expenses related to the research of new technology, products and applications, as well as their development and proof of concept, and the development of further application for the Group’s existing products and technology. They include salaries, bonuses, pension costs, stock-based compensation, depreciation and amortization of capitalized assets, costs of material and equipment that do not meet the criteria for capitalization, as well as any tax credit relating to R&D activities, among others.

In H1 2026, the Group recorded R&D expenses of $8 million net of stock-based compensation, showing an increase of $5.1 million in comparison with the $2.9 million net of stock-based compensation for the six months ended June 30, 2025. The increase was primarily attributable to the consolidation of the results of IC’Alps, acquired in August 2025, with $4 million R&D expenses. Additionally, approximately $1 million of R&D expenses related to Group-wide intangible asset amortization (compared to none in H1 2025), substantially all of which relates to intangible assets recognized in the Miraex, Wecan and IC'Alps transactions.

R&D remains a large part of the Group’s operating expenses, representing 23% of total operating expenses net of stock-based compensation. As a technology-driven Group, the level of the Group’s R&D expenses reflects the Group’s commitment to acting as a leader in post-quantum semiconductor security solutions,



quantum-resistant hardware architecture, and next-generation digital trust applications.

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. The Group’s subsidiaries SEALSQ France SAS and IC’Alps SAS are eligible to receive such tax credits. The credit is deductible from the entity's income tax charge for the year or payable in cash the following year, whichever event occurs first. The amount of tax credit receivable as of June 30, 2026, has increased by $2 million compared to December 31, 2025, with a balance of $6.6 million reported under government assistance.

SELLING & MARKETING EXPENSES

Selling & marketing ("S&M") expenses include advertising and sales promotion expenses such as salaries, bonuses, pension costs, stock-based compensation, business development consultancy services, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

With a total of $6.7 million net of stock-based compensation, the Group’s S&M expenses increased by $3.8 million in comparison with $2.9 million net of stock-based compensation in H1 2025. This increase reflects the consolidation of IC’Alps’ sales force in H1 2026 and SEALSQ’s continued commercial expansion, driven by the Chief Operating Officer appointed in 2025 to lead the Group’s growth in the U.S.

H1 2026 marketing activity also included the Group's "Year of Quantum Security 2026" initiative and continued go-to-market integration across North America, EMEA and APAC.



General & administrative expenses

General & administrative ("G&A") expenses cover all other charges necessary to run the Group's operations and supporting functions, and include salaries, bonuses, pension costs, stock-based compensation, lease and building costs, insurance, legal, professional, accounting and auditing fees, depreciation and amortization of capitalized assets, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

The Group's G&A expense, net of stock-based compensation, was $20.3 million, an increase of $11.5 million from $8.8 million for the six months ended June 30, 2025. The increase in G&A expenses is primarily attributable to the consolidation of six months of G&A expenses from IC'Alps in an amount of $2.3 million and one month for Miraex and Wecan in an aggregate amount of $0.6 million, approximately $1.3 million of G&A expenses related to Group-wide intangible asset amortization compared to none in H1 2025, substantially all of which relates to intangible assets recognized in connection with the Miraex, WeCan, and IC'Alps transactions, and additional legal, audit and consultancy costs of approximately $1.5 million in relation to due diligence, structural integration and various SEC filings for corporate transactions.

G&A expenses remain and will remain high due to the Group's initiatives to expand its geographical footprint and revenue streams, including through M&A initiatives. These initiatives require specific professional expertise and legal advice which contribute to the Group's G&A cost base.



Operating Results

As a result of the factors described in the above sections, the Group's $32.2 million operating loss for the six months ended June 30, 2026 increased by $11 million compared with the Group's $21.2 million operating loss for H1 2025.

The increased net loss reflects planned growth expenditure, including an $11.5 million increase in G&A expenses (net of stock-based compensation) and accelerated R&D investments with an increase of $5.1 million. These deployments supported the full-period integration of IC'Alps, the expansion of core management functions, and transaction costs associated with equity investment and M&A execution.

These investments were partially offset by strong operational momentum, led by 131% total revenue growth to $11.2 million, higher gross profit and margin improvements in the core Semiconductor segment, and high-margin contributions from the newly acquired ASIC design business, as well as a decrease in stock-based compensation of $5.9 million.

Non-operating income and expenses

The net balance of the Group's non-operating activities in the six months ended June 30, 2026 was a net non-operating income of $4.5 million compared to a $1.2 million net income from non-operating activities in the six months ended June 30, 2025, hence an increase of $3.3 million.

This variance was mostly attributable to a $4.6 million increase in interest earned from the placement of the Group's large cash balance and a net foreign exchange loss of $1.4 million.



NET RESULTS

In the six months ended June 30, 2026, the Group made a net loss of $27.8 million. This represents a $7.8 million increase in net loss compared to a net loss position of $20 million for the six months ended June 30, 2025.

The increase in net loss is primarily attributable to the factors responsible for the $10.9 million increase in operating loss, as outlined above, partially offset by higher interest earned on financial placements, driving a surge in non-operating income by $4.6 million.

Consolidated Income Statement of SEALSQ Corp



US GAAP $'000	Unaudited 6 months ended June 30, 2026	2025	Year-on-Year Variance
Net sales	11,151	4,825	+131%
Cost of sales	(5,486)	(2,956)	+80%
Depreciation of production assets	(257)	(243)	+6%
Gross profit	5,408	1,626	+233%
Other operating income	1,432	1,662	-14%
Research & development expenses	(8,718)	(4,724)	+85%
Selling & marketing expenses	(7,181)	(6,025)	+19%
General & administrative expenses	(23,103)	(13,776)	+68%
Total operating expenses	(37,570)	(22,863)	+64%
Operating loss	(32,162)	(21,237)	+51%
Non-operating income	9,735	2,814	+246%
Interest and amortization of debt discount	(1)	(88)	-99%
Non-operating expenses	(5,266)	(1,517)	+247%
Loss before income tax expense	(27,694)	(20,028)	+38%
Income tax income / (expense)	302	(2)	-
Equity in earnings of unconsolidated entities	(397)	-	+100%
Net loss	(27,789)	(20,030)	



Non-GAAP Financial Measures

In managing the business on a consolidated basis, management develops an annual operating plan, which is approved by the Group’s board of directors, using non-GAAP financial measures including EBITDA and adjusted net income. In measuring performance against this plan, management considers the actual or potential impacts on these non-GAAP financial measures from actions taken to reduce costs with the goal of increasing the Group’s gross margin and operating margin and when assessing appropriate levels of research and development efforts. In addition, management relies upon these non-GAAP financial measures when making decisions about product spending, administrative budgets, and other operating expenses. Management believes that these non-GAAP financial measures, when coupled with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Group’s results of operations and the factors and trends affecting business. Management believes that they enable investors to perform additional comparisons of the Group’s operating results, to assess the Group’s liquidity and capital position and to analyze financial performance excluding the effect of expenses unrelated to operations, certain non-cash expenses related to acquisitions and share-based compensation expense, which may obscure trends in the Group’s underlying performance. This information also enables investors to compare financial results between periods where certain items may vary independently of business performance and allows for greater transparency with respect to key metrics used by management.

These non-GAAP financial measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The presentation of these and other similar items in non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent, or unusual. Reconciliations of these non-GAAP measures to the most comparable measures calculated in



accordance with GAAP are provided in the schedule below entitled "Non-GAAP to GAAP Reconciliations - SEALSQ Corp".

EBITDA is defined as Operating income / (loss) for the reporting period before depreciation and amortization for the same reporting period.

Non-GAAP to GAAP Reconciliations - SEALSQ Corp

	Unaudited 6 months ended June 30,	
(Million $)	2026	2025
Operating loss as reported	(32.2)	(21.2)
Non-GAAP adjustments:		
Depreciation expense	0.4	0.3
Amortization expense	2.3	-
EBITDA	(29.5)	(20.9)


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2.3 OUTLOOK FOR 2026 AND BEYOND

SEALSQ is a leading innovator in, and provider of, post-quantum technology hardware and software solutions. This technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art quantum resistant cryptography and semiconductors designed to address the urgent security challenges posed by quantum computing.

One of SEALSQ's key differentiators is the ability to take on highly customized semiconductor design and production. The R&D engineering team's wide range of competence allows SEALSQ to respond to highly tailored specifications. With a thorough qualification and testing process, the Group is able to meet high quality standards.

SEALSQ entered the second half of 2026 having already recorded substantial commercial momentum in the first half of the year with an increase in revenue of more than 130% as compared to H1 2025. Following this strong first half, management reaffirmed its full-year 2026 revenue guidance of 50% to 100% growth. Management attributes the H1 2026 growth primarily to increased demand for Vault-IC secure element technology, driven by a growing number of connected devices requiring secure internet connectivity, and to the full six-month consolidation of IC'Alps in 2026.

In 2025, SEALSQ marked a groundbreaking achievement with the introduction of the QS7001, the world's first commercially available secure semiconductor embedding NIST-standardized post-quantum cryptography algorithms ML-KEM (Kyber) and ML-DSA (Dilithium) directly in hardware. Rapid progress in quantum


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computing, driven by significant investments from major technology companies such as IBM, Google, and Microsoft, is accelerating the potential timeline for large-scale quantum machines capable of breaking widely used public-key cryptographic systems, including RSA and Elliptic Curve Cryptography through algorithms such as Shor's Algorithm. In response to these emerging risks, government agencies, including the U.S. National Security Agency, through its CNSA 2.0 suite, and the National Institute of Standards and Technology have established standards and migration timelines for quantum-resistant cryptography, and the European Union’s Cyber Resilience Act has introduced additional cybersecurity requirements applicable to connected products sold in the EU. At the same time, the growing concern that encrypted data intercepted today could be stored and decrypted in the future once quantum computers become sufficiently powerful—often referred to as Harvest Now Decrypt Later—is further increasing the urgency for organizations worldwide to adopt post-quantum cryptographic solutions in order to safeguard digital communications, authentication systems, and critical infrastructure against future quantum-enabled attacks, contributing to increased demand for post-quantum cryptographic solutions.

The Group is also exploring options to white-label some of its products in parallel to its direct sales of tailored semiconductors. This new model would be expected to bring licensing revenue, thereby increasing recurring revenue, to complement the revenue from the delivery of semiconductors.

In parallel, SEALSQ continues to expand recurring revenue streams in its smart meter and Public Key Infrastructure (PKI) offerings, which are expected to contribute substantially to 2026 revenue growth, through new and expanded semiconductor or PKI contracts with leading industrial OEM partners like Landis & Gyr


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and the growing deployment of lifecycle certificate-management solutions in the US, Asia and Europe.

Also, in 2026 and beyond, SEALSQ anticipates revenue recognition from a custom post-quantum application-specific integrated circuit development program starting in the second half of 2026, reflecting the Group's capability to deliver tailormade ASICs.

The Group's active business pipeline as of September 10, 2026, now exceeds $225 million in potential revenue opportunities through 2029, including more than $100 million linked to the Company's Post-Quantum technologies, including the QS7001 and QVault TPM programs.

This Group expects to grow by leveraging:

- rising global demand for quantum-resistant security;
- government-driven sovereign semiconductor programs; and
- increasing brand awareness and global market penetration of SEALSQ

The Group's recent acquisitions are also expected to support its longer-term growth strategy. On June 1, 2026, SEALSQ acquired Miraex SA, expanding its quantum portfolio into distributed quantum computing, quantum networking, quantum sensing and the Quantum Orbital Space Cloud initiative. SEALSQ also increased its ownership of Wecan to 55.5%, obtaining control of Wecan, with the investment intended to accelerate the development of an AI-powered, quantum-resistant compliance and digital identity platform. Management expects to fund these transactions and its ongoing technology partnership, including Quobly and EeroQ, through the previously announced $200 million SEALQuantum

Sovereign Vertical Stack, of which more than $60 million had been committed as of June 30, 2026.

Management is therefore confident that 2026 will bring revenue growth and will support its post-quantum technology strategy to continue its expansion into 2027 and beyond.

3 BUSINESS UPDATE



3.1 PRODUCTS & SERVICES

3.1.1 Certified Secure Microcontroller Products

Range Overview

SEALSQ is one of only six Semiconductor companies in the world that can develop certified secure microcontrollers. SEALSQ has a comprehensive range of secure elements, smart card products, and open ARM platforms offering advanced standards of security, including quantum-proof cryptography.

SEALSQ's secure chips range is organized into three primary categories, each designed for high-security applications in areas such as IoT, AI, and edge devices. Below is a structured overview by family:

Quantum-Resistant RISC-V Secure Chips: This family of products focuses on post-quantum cryptography for future-proof security.

– QS7001: A next-generation chip integrating NIST-approved ML-KEM and ML-DSA algorithms at the hardware level, supporting hybrid migration and protection for AI, IoT, and edge devices.

– QVault TPM (models 183 and 185): FIPS 140-3 and TCG-certified trusted platform modules built on a CC EAL5+ certified RISC-V platform, securing device identities, boot integrity, and cryptographic operations; available open for custom firmware or pre-provisioned.



VaultIC Secure Elements: Ready-to-use, tamper-resistant microcontrollers with embedded firmware for configurable cryptographic services, suitable for IoT, authentication, and government applications.

– VaultIC408: FIPS 140-3 and CC EAL5+ ready for IoT security, featuring ECC, AES, and digital signature capabilities.

– VaultIC292: Cost-effective solution for secure object authentication and TLS connections.

– VaultIC18X series (183 and 186): Contact-based chips for anti-counterfeiting in accessories like chargers and batteries.

– VaultIC155: The most secure NFC tag with CC EAL4+ hardware, enabling product authentication, traceability, and NFT linking to physical assets.

– VaultIC405: Tailored for FIPS-certified P25 radio applications in government and military sectors.

- Secure ARM Platforms (MS600X series): CC EAL5+ certified 32-bit ARM SC300- based microcontrollers for fast time-to-market in sensitive applications like access control and secure storage.

– MS6003: Includes integrated USB for FIDO tokens, crypto wallets, and secure storage, with 1MB Flash, 24KB RAM, and interfaces like SPI and I2C.

– MS6001: Cost-effective option for embedded systems, offering similar specs without USB.

In addition to these advanced next-generation families, SEALSQ also maintains other legacy products that still significantly contribute to the company's revenue as described below, although revenue has been impacted by the ongoing transition to next-generation post-quantum solutions.

Smart Card Reader Chips: This family provides EMV-CO and ISO 7816 compliant hardware platforms based on 8/16-bit RISC





processors, enabling quick design of contact and dual-interface smart card readers without custom development. Widely adopted by leading OEMs, they target applications in healthcare, pharmaceuticals, government, education, identity verification, and access management.

– AT90 SCR200: Flash-based model for faster time-to-market.

– AT90 SCR075: Cost-effective ROM-based variant to reduce costs once firmware is proven.

CISCO-Specific Products: SEALSQ is a key supplier in Cisco's supply chain, providing secure semiconductors that earned the Cisco 2023 Supply Chain Security Champion Award for proactively securing Cisco IP and protecting the brand. These traditional secure chips are planned to be gradually replaced with SEALSQ's Quantum-Resistant chips to enhance protection against emerging quantum threats.

QS7001 - Quantum-Resistant Secure Semiconductors update

Background

In 2025, SEALSQ introduced the QS7001, the first commercially available secure semiconductor embedding the NIST-standardized post-quantum cryptography algorithms ML-KEM (Kyber) and ML-DSA (Dilithium) directly in hardware. The product was developed under the QUASAR project and includes a TPM variant, the QVault TPM. The commercial launch of the QS7001 took place in November 2025, following its initial presentation in October 2025.



Certification Roadmap Update (H1 2026)

In July 2026, SEALSQ provided an update on its certification timeline, explaining that Common Criteria and TCG certification for post-quantum TPMs depends on completion of the industry's Protection Profile, which is expected to be approved by ANSSI in December 2026. All four variants — QS7001 V1 and V2, and QVault TPM-183 and TPM-185 — continue to progress toward their respective certifications. The roadmap focuses on Common Criteria EAL5+, FIPS 140-3, and TCG certifications to support compliance with post-quantum standards and the NSA CNSA 2.0 requirements.

Key milestones under the updated roadmap are as follows:

- QS7001 V1: Hardware Evaluation Test Report and Common Criteria laboratory letter now expected in September 2026.
- QS7001 V2: Hardware Evaluation full PQC Test Report and Common Criteria laboratory letter now expected in December 2026
- QVault TPM-183: FIPS 140-3 laboratory letter to NIST expected in December 2026; TCG certification expected around November 2026.
- QVault TPM-185: Engineering samples are available; FIPS 140-3 submission expected around February 2027; TCG certification expected around April 2027.

These certification activities are being conducted with accredited third-party laboratories, including SERMA Technologies.



Commercial Progress and Pipeline (as of June 30, 2026)

SEALSQ continues to see strong interest in its post-quantum solutions. As of June 30, 2026, the Company was engaged with more than 150 customers and prospects, over 30 of which were actively integrating its post-quantum technology across North America, Europe, and Asia Pacific.

The estimated pipeline for the QS7001 and QVault TPM products remained above $60 million as of June 30, 2026. This forms part of the Company's total active business pipeline, which stood at more than $225 million in potential revenue opportunities through 2029.

These figures reflect management estimates and are subject to conversion risks, customer validation, and technical integration.

Product Features and Target Applications

The QS7001 is based on a secure 32-bit RISC-V core and delivers up to ten times higher performance than software-based post-quantum implementations. It also provides enhanced resistance to side-channel attacks and physical tampering. The product is designed to support resource-constrained environments and to help device manufacturers comply with emerging post-quantum security requirements in sectors such as IoT, defense, healthcare, and critical infrastructure.



Vault-IC family update: VaultIC 408 FIPS 140-3 certification and feature for OpenSSL

FIPS 140-3 certification

The Vault-IC408 has achieved FIPS 140-3 Security Level 3 (overall) validation. This is a significant milestone, as FIPS 140-3 is the latest global benchmark for cryptographic modules, replacing the older 140-2 standard. Physical Security: Level 3 certification ensures the module is tamper-resistant and includes identity-based authentication. Compliance: It is listed on the NIST Cryptographic Module Validation Program (CMVP) "Modules in Process" list, confirming it has passed rigorous laboratory testing (via UL Verification Services). Algorithms: It supports a wide range of NIST-approved algorithms, including AES (up to 256-bit), ECC (up to 576-bit), and RSA (up to 2048-bit), alongside hardware-based random number generation (SP 800-90A/B).

OpenSSL Provider Integration

With the release of OpenSSL 3.0, the architecture shifted from "Engines" to “Providers”. A provider is a modular component that implements cryptographic algorithms. Seamless Integration: By using a dedicated VaultIC408 OpenSSL Provider, developers can delegate cryptographic operations (like signing or decryption) to the hardware secure element without modifying their application core OpenSSL logic. Security: This ensures that sensitive private keys never leave the VaultIC408 hardware, while the application benefits from the high-level OpenSSL API.

FIPS Mode: When used with the OpenSSL FIPS provider, systems can maintain end-to- end compliance—using the VaultIC408 for hardware-backed security and OpenSSL for FIPS-validated software processing.

In the first half of 2026, the VaultIC family continued to anchor SEALSQ's secure-element revenue, notably in smart metering and



P25 secure-communication deployments. H1 2026 results confirm the Vault-IC family as the primary driver of the Company's more than 130% year-over-year revenue growth, on strong demand from industrial and IoT applications where hardware roots of trust are increasingly mandated by customers and regulators.

Secure ARM Platforms (MS600X series) Family update:

MS6003 is now a FIDO2-Compliant Secure Microcontroller. The MS6003, SEALSQ's advanced secure microcontroller, now provides a turnkey solution for building FIDO2-compliant authenticators. Integrating FIDO firmware into this hardware is the primary path to achieving CTAP (Client-to-Authenticator Protocol) certification, specifically for CTAP 2.1.

Firmware Integration Strategy

The MS6003 is powered by a 32-bit ARM SecureCore SC300 and features 1MB of Flash, specifically designed to house complex FIDO2 stacks.

Preloaded Applications: Since Q2 2025, SEALSQ offers a pre-certified FIDO2 reference design. This firmware implements the full CTAP2.1 stack, including support for Resident Keys (discoverable credentials) and HMAC-secret extensions required for Windows Hello compatibility.

Hardware Abstraction: The firmware leverages the MS6003's integrated USB 2.0 interface, eliminating the need for external bridge chips. It maps CTAP commands directly to the cryptographic hardware accelerators for AES, ECC, and RSA operations.

3.1.2 ASIC Design Services with IC’Alps

ASIC chip design refers to the development of Application-Specific Integrated Circuits (ASICs)—custom semiconductor chips engineered to perform a specific function within an electronic system. Unlike general purpose processors, ASICs are designed and optimized for a defined set of tasks such as cryptographic processing, device authentication, signal processing, or secure communications. By tailoring the chip architecture to a particular application, ASIC chip design enables significantly higher efficiency, reliability and security compared with programmable or off-the-shelf components.

SEALSQ acquired IC'Alps, a leading French ASIC design specialist, in August 2025. In May 2026, SEALSQ announced the successful completion of the integration, establishing SEALSQ ASIC Design

Services - the Company's European center for custom integrated-circuit and system-on-chip development, spanning design centers in Grenoble and Toulouse with close to 100 specialized ASIC engineers. The unit is now a core component of SEALSQ's semiconductor platform, covering ASIC design, ultra-low-power architectures, post-quantum secure chips, TPMs, secure microcontrollers and custom ASICs for industrial, defense and space applications.

This capability underpins SEALSQ's automotive ambitions: tailor-made, safe-and-secure automotive silicon with post-quantum cryptography designed in from the architecture up - from automotive Trusted Platform Modules and secure microcontrollers to licensable Hardware Security Module IP, chiplet-based Hardware Security Modules and fully custom Quantum-Resistant ASICs (QASIC) - building on an ISO 26262, IATF 16949 and ISO/SAE 21434-compliant design heritage (see Section 3.5.4).



The strategic partnership with GlobalFoundries further extends this platform, providing an industrialization path for SEALSQ's next-generation secure silicon and embedding SEALSQ's certified post-quantum security IP into GlobalFoundries' ecosystem.

Core Capabilities and Value Proposition

The growing demand for a trusted, sovereign partner in ASIC development for mission-critical applications underscores IC’Alps’ unique value proposition. Customers increasingly require cutting-edge expertise in ultra-low-power design, optimized sensor interfaces, advanced energy management, and state-of-the-art security solutions, all delivered in strict compliance with stringent technical, geopolitical, and quality standards. IC’Alps’ proven capabilities are now recognized internationally, with strong traction among demanding customers in the European Union and North America.

Key Markets and Applications

The team concurrently manages approximately 12 to 15 projects, applying ISO 9001-2015, ISO 13485-2016 including ISO 14971 (medical), IATF 16949-aligned (automotive) and EN/AS/JISQ 9100-2018 (mil/aero/space) as well as Common Criteria (Security) certifications based on customer specifications.

Healthcare Applications (ISO 13485-2016 Certified)

IC’Alps specializes in ultra-low-power designs for demanding medical devices, including active implantable medical devices as well as mini-invasive solutions:



- Leadless pacemakers for cardiac rhythm management Brain-computer interfaces (employing specialized electrodes and ultrasound-based technologies)
- Advanced ultrasound probes with integrated micro-beamforming (for external use and minimally invasive procedures, such as Intracardiac Echocardiography – ICE)
- Ultrasound-based biometric solutions
- Brain Computer Interface for advanced neural recording technologies (targeting stimulation capabilities in the next versions)

Several client projects have advanced to human clinical trials with the designed integrated circuit at the center of the solution to relieve or even save patients' lives. Active participation in international workshops and events, including booths and presentations, helps make the IC'Alps' technical excellence more visible and recognized.

Security and Cryptography (Common Criteria Certified):

IC'Alps developed secure sub-blocks (e.g., True Random Number Generators and countermeasures) as well as complete cryptographic devices built around embedded processors (primarily RISC-V architectures). These solutions support SEALSQ's product portfolio and sovereign requirements for French and European Union clients.

As announced in October 2025, IC'Alps is actively designing a state-of-the-art post-quantum cryptography (PQC) platform targeting advanced CMOS nodes with the first prototypes anticipated in Q4 2026.



Strategic Foundry Partnerships

IC’Alps has expanded its ecosystem of preferred partnerships with leading global foundries, including:

- TSMC (DCA trusted design partner)
- GlobalFoundries (GlobalSolutions design & supply partner).
- Intel Foundry (Design Services Alliance – DSA and Value Chain Alliance – VCA within the Accelerator Alliance Program) X-FAB (xchain network partner)
- ams-OSRAM (preferred partner)
- DB Hitek (design partner)

These alliances enable design expertise across process nodes from mature 0.18 µm technologies to advanced 18A nodes, encompassing various CMOS flavors (bulk, SOI, FDSOI, FinFET, Ultra Low Leakage, High Voltage and others). Active engagement at major foundry events in the United States and Europe, including booths and presentations, continues to highlight IC’Alps' technical achievements.

Quality Management and Certifications

In Q4 2025, IC’Alps successfully renewed its core certifications for a three-year period:

- ISO 9001-2015
- ISO 13485-2016
- EN/AS/JISQ 9100-2018

The renewal process for site-level Common Criteria certification (site @Grenoble - France) went well, with key milestones achieved in April 2026 (Official certificate expected mid Q4 2026).



3.1.3 Trust Services

At the core of SEALSQ's value proposition is the ability to offer not only secure microcontrollers, but also to securely and conveniently generate, inject and manage a unique and universally trusted digital identity for each connected device. SEALSQ's Public Key Infrastructure (PKI) services allow to create and assign a unique digital identity to every connected device and manage it throughout its lifecycle. Digital identities are called Certificates. These Certificates authenticate devices and enable secure communication with other devices or cloud services like AWS or Azure.

Factory Provisioning with IneS & INeS Box

The INeS Box (part of SEALSQ's INeS PKI-as-a-Service) is a high-security hardware appliance specifically designed for secure provisioning on the factory floor. It bridges the gap between a high-level Certificate Authority (CA) and the rigorous, high-speed environment of an IoT production line.

At its core, the next generation INeS Box embeds a PQC-ready Hardware Security Module (HSM), ensuring that every cryptographic operation performed on the factory floor — key generation, signing, and certificate issuance — is executed inside FIPS-grade, tamper-resistant hardware rather than in software. This hardware root of trust is what allows the appliance to combine classical (RSA/ECC) and post-quantum (ML-KEM/ML-DSA) key material natively, without relying on an external or cloud-hosted signing service.



Secure Manufacturing Integration

In a typical manufacturing flow, the INeS Box acts as a localized, tamper-resistant "security broker." It allows manufacturers to inject unique digital birth certificates and private keys into devices (like the VaultIC or MS series) without requiring a constant, high-latency connection to a cloud-based CA.

- On-Premises Secret Generation: It generates or securely fetches unique cryptographic pairs and signs X.509 certificates locally, inside its embedded PQC HSM.
- Zero-Trust Protection: Because the INeS Box handles the sensitive "key injection" step within hardware, the factory's own network and employees never have access to the raw private keys, mitigating the risk of cloning or "gray market" overproduction.
- Scalability: It is designed to interface directly with industrial programming tools and testers, supporting the high-volume throughput required for millions of devices.

Lifecycle & Compliance

By using the INeS Box, OEMs ensure that every device leaves the factory with a verified identity compatible with standards like Matter, Wi-SUN, or custom corporate PKIs. This initial provisioning is the foundation for "Zero-Touch Onboarding," where a device can automatically and securely connect to its final cloud destination (like AWS or Azure) the moment it is powered by the end user.

Code signing & Software supply chain integrity

Beyond device identity, SEALSQ has extended the INeS PKI platform with a Code Signing capability, allowing manufacturers to secure firmware integrity end-to-end — from chip to cloud — using the same trusted infrastructure that already provisions over 30 million smart meters and industrial IoT devices worldwide.

This extension enables OEMs to:

- Sign firmware and software builds with the same root of trust used for device identity provisioning, ensuring a single, auditable chain of trust across hardware and software.
- Generate and attach Software Bill of Materials (SBOM) metadata to signed artifacts, supporting traceability requirements under the U.S. Executive Order 14028 on software supply chain integrity, as well as ETSI EN 303 645 and NIST IR 8259 recommendations for secure update mechanisms and signed firmware in IoT devices.
- Meet regulatory deadlines under the EU Radio Equipment Directive (RED) and Cyber Resilience Act (CRA), both of which require verifiable firmware authenticity and traceable software provenance.
- Prepare for quantum-era signing, as Code Signing on INeS supports Post-Quantum certificate issuance, allowing signed firmware to remain verifiable even as cryptographic standards evolve.

With this capability, the INeS Box and INeS platform together cover the full lifecycle of a connected device: a hardware-rooted birth certificate at manufacturing, followed by continuously verifiable, SBOM-traceable firmware updates throughout the product's operational life.

PKI & Root of Trust: Integrating Post-Quantum Cryptography



Offering both U.S. and Swiss Based RoT to prepare for the quantum era, SEALSQ has integrated NIST-standardized Post-Quantum Cryptography (PQC) algorithms—specifically ML-KEM (Kyber) and ML-DSA (Dilithium)—directly into the INeS PKI platform. This integration enables the issuance of PQC certificates and classical certificates that combine classical (RSA/ECC) and quantum-resistant signatures, ensuring both backward compatibility and " Harvest Now, Decrypt Later " protection.

In November 2025, SEALSQ launched a sovereign U.S.-based Post-Quantum Root of Trust. Hosted on American soil, this infrastructure allows U.S. government agencies and enterprises to manage quantum-secure digital identities independently. This "Made in USA" root serves as the ultimate trust anchor for critical infrastructure, aligning with CNSA 2.0 mandates and providing a future-proof foundation for secure IoT, satellite, and cloud ecosystems.

In June 2026, the European Patent Office granted SEALSQ a divisional patent for its 'Back-to-Physical' NFT technology, which provisions NFTs directly into secure semiconductors for tamper-proof, hardware-rooted authentication. The technology underpins WISe.ART's positioning as a hardware-authenticated provenance platform and supports emerging Digital Product Passport requirements across supply-chain, automotive, defense and IoT use cases.



3.2 BUSINESS DEVELOPMENT

Through 2025 and into the first half of 2026, the Company sustained strong growth in its semiconductors secure chips design and sales business, driven primarily by increased sales to its existing customer base and higher product penetration across key applications.

In 2025, growth was driven by the Smart Card Reader SCR200 (revenue up 51% year-on-year), sustained demand for VaultIC secure elements in smart metering and P25 secure communications, and a 586% expansion of trust-services revenue over the prior year on the back of Matter adoption and initial INeS Box deployments in Europe and Japan.

In the first half of 2026, commercial momentum accelerated across marquee customers and partners: SEALSQ expanded its partnership with Parrot to integrate SEALSQ's PQC technologies into Parrot's drones; deepened its smart-metering relationship with Landis+Gyr; secured Matter design wins in Japan with MIWA Lock and Hosiden alongside a distribution agreement with Okaya Electronics; and reported more than 150 QS7001/TPM customers and prospects, with over 30 customers and prospects actively integrating its post-quantum technology. New go-to-market partnerships with Lattice Semiconductor and GlobalFoundries broadened SEALSQ's reach into robotics, industrial and automotive markets. Unaudited H1 2026 revenue reached approximately $11.2 million, more than double the $4.8 million recorded in H1 2025, with Q2 2026 revenue of approximately $6.4 million accelerating sequentially from $4.1 million in Q1 2026 - driven primarily by Vault-IC secure elements, six months of consolidated IC'Alps revenue, growing PKI subscription contracts, and initial revenues from the Quantix Edge Security center in Murcia.


Statistic
Jan12
Jan21
27%

Overall, the Company strengthened its position as a provider of integrated hardware and digital trust solutions, addressing increasing global demand for cybersecurity, device authentication, and secure infrastructure.

Geographically, the Company continued to diversify its revenue base, with North American revenue increasing significantly over the past three years, reflecting successful international expansion and growing customer adoption.

3.2.1 USA

Through 2025 and into the first half of 2026, the United States remained a strategic growth market for SEALSQ, driven by increasing demand for high-assurance cybersecurity solutions across enterprise, industrial, cloud infrastructure, and critical IoT applications. SEALSQ continued to strengthen its position as a trusted security partner through the expansion of its PKI Services offering and the introduction of Post-Quantum Cryptography (PQC) hardware- based solutions.

In 2025, SEALSQ delivered 22% US revenue growth over the prior year period (from $7.5 million to $9.1 million, excluding the ASIC segment), expanded its PKI services footprint, and engaged leading US silicon providers on hardware-based post-quantum partnerships.

The first half of 2026 converted this groundwork into concrete positions. SEALSQ confirmed active US production deployments of its post-quantum trust anchors at the launch of the 'Year of Quantum Security 2026' in Washington, D.C. in January and announced a collaboration with Lattice Semiconductor to integrate the QS7001 and QVault TPM into Lattice FPGA platforms. SEALSQ’s 'Quantum Made in USA' strategy deepened through successive EeroQ investments (see Section 3.3.2). In addition, a



strategic Memorandum of Understanding with US-headquartered GlobalFoundries established a manufacturing and IP-ecosystem path for SEALSQ's next-generation secure silicon. In June 2026, the White House Executive Order on quantum security - highlighting a three-year window to prepare for Q-Day - reinforced US federal demand drivers for SEALSQ's portfolio.

In H1 2026, SEALSQ delivered 61% year-over-year growth in US revenue (from $3.1 million to $5.0 million, excluding the ASIC segment). In addition, the ASIC segment contributed $0.6 million of revenue in H1 2026, bringing total revenue to $5.6 million.

3.2.2 EMEA

Through 2025 and into the first half of 2026, EMEA remained a key strategic market for SEALSQ, driven by increasing adoption of secure connectivity solutions across consumer, industrial, and smart home applications. SEALSQ continues to strengthen its position as a trusted security partner for leading global and regional OEMs.

In the first half of 2026, EMEA momentum broadened from smart home and smart metering into defense, industrial and sovereign-technology applications. SEALSQ and Parrot expanded their long-standing partnership, with Parrot set to integrate SEALSQ post-quantum cryptography into its next generation of secure drones, beginning with a proof of concept. SEALSQ also completed the integration of IC'Alps as its European design platform. The Quantix Edge Security joint venture selected the Municipality of Murcia for its semiconductor industrial project, and France's ANSSI post-quantum mandate - ending certification of non-quantum-resistant products from 2027 - sharpened European demand for SEALSQ's certified post-quantum portfolio.



In H1 2026, SEALSQ delivered 108% year-over-year growth in EMEA revenue (from $0.9 million to $1.8 million, excluding the ASIC segment). In addition, the ASIC segment contributed $1.9 million of revenue in H1 2026, bringing total revenue to $3.7 million.

SEALSQ reinforced its French footprint to approximately 200 professionals across Toulouse, Aix-en-Provence, and Grenoble, with a target of around 250 by year-end.

3.2.3 APAC

3.2.3.1 The Asia Pacific Strong Market Momentum: SEALSQ continued to perform strongly in the Asia Pacific region, with Japan and Taiwan continuing to emerge as key strategic growth markets for SEALSQ in H1 2026 with 137% revenue growth in comparison with H1 2025, driven by accelerating demand for secure connectivity in smart metering, smart home and HVAC applications.

Japan

SEALSQ's technology alignment with local and global standards has positioned the company as a preferred security partner for leading Japanese OEMs.

Major Design Wins in Smart HVAC: in H1 2026, SEALSQ continued to advance multiple designs under development and secured design wins with major air conditioning manufacturers, integrating either the MATTER protocol or ECHONET-LITE one into next-generation products. These projects confirm SEALSQ's leadership in:


DAY, 205

- Secure device authentication and lifecycle protection
    - Interoperability with global smart home ecosystems
    - Security architectures suited to long-lifecycle consumer appliances.

Local Ecosystem Leadership: In H1 2026, SEALSQ joined the ECHONET Consortium as an official PKI services provider, becoming the first market player to offer its INeS platform to the consortium's roughly 250 member companies. SEALSQ also reinforced its Wi-SUN Alliance positioning for quantum-resilient smart metering at the Wi-SUN Open

House event in Tokyo, building on its Landis+Gyr relationship. These moves align SEALSQ with Japan's national mandate for full post-quantum adoption across government systems by 2035.

Strategic Outlook: With strong growth, validated design wins, and deep alignment with Japanese standards, such as WI-SUN, MATTER and ECHONET LITE protocols, SEALSQ is well positioned for sustained expansion in Japan. The market is expected to continue to deliver revenue growth beyond 2026, driven by smart appliance adoption, increasing security requirements, and SEALSQ’s differentiated secure hardware and software portfolio.

The foundations laid in 2025 - smart-HVAC design wins on the Matter protocol, ECHONET Lite adoption, and a pipeline of more than 30 Japanese customers - set the stage for acceleration in the first half of 2026.

In H1 2026, SEALSQ added a distribution partnership with Okaya Electronics and secured Matter design wins with MIWA Lock and Hosiden.

Taiwan

Strong Market Momentum: Taiwan emerged as an increasingly strategic market for SEALSQ in 2025 and into the first half of 2026, driven by strong demand for secure hardware solutions and advanced embedded applications. SEALSQ is reinforcing its position within Taiwan’s dynamic semiconductor and ODM ecosystem.

In the first half of 2026, Taiwanese engagements continued to progress across smart metering, drones, power supply unit and computing platforms.

India

In 2026, SEALSQ and Kaynes Semicon signed a term sheet to establish the SEALKAYNESQ joint venture in India and celebrated the first stage inauguration of the country's first sovereign post-quantum personalization center at Sanand, Gujarat (see Section 3.3.2).



3.3 ACQUISITIONS AND INVESTMENTS

3.3.1 Acquisition and Investment Strategy

SEALSQ’s acquisition and investment strategy is designed to reinforce its position across secure semiconductors, post-quantum cryptography, and trusted digital infrastructure. As part of this strategy, in February 2025, SEALSQ announced the launch of its SEALQuantum Sovereign Vertical Stack with an initial allocation of $20 million designated for strategic acquisitions of, and partnerships with, technology companies whose capabilities in quantum computing, Quantum-as-a-Service (QaaS) and AI-driven semiconductor technologies are complementary to the Company's product roadmap and operational platform. The SEALQuantum Sovereign Vertical Stack has a target capital allocation of $200 million as at June 30, 2026, dedicated to strategic acquisitions, joint ventures, and technology partnerships that advance the Company's integrated quantum-secure platform. The goal is to accelerate the development of a fully integrated Quantum Vertical Sovereign Stack: an end-to-end Root to Qubit ecosystem that ensures technological independence, security and resilience in the Quantum era.

As of June 30, 2026, over $65 million had been deployed under this strategy across IC’Alps, Miraex, Quobly, Quantix Edge Security, ColibriTD, EeroQ, WISeSat and the Wecan Group.

SEALSQ actively evaluates acquisition opportunities across the following 8 complementary strategic categories, each aligned with its long-term technology roadmap and platform-driven growth strategy.

1. Design Houses or IP Providers (PQC/ Embedded Security) SEALSQ targets ASIC, SoC, chiplet design houses, and security IP



providers to expand its post-quantum hardware portfolio and replicate the IC'Alps integration model, with a strong preference for US-based assets.

2. Embedded Software and Security-Centric Operating Systems Acquisitions in this category aim to complement SEALSQ's secure hardware with embedded operating systems and secure execution environments, enabling platform openness and third-party integration.

3. Post-Quantum Cryptography Software SEALSQ evaluates PQC software providers to enable hybrid deployments on non-PQC hardware and broaden its coverage across software-based and mixed post-quantum implementations.

4. AI for Security or Security for AI This direction focuses on technologies leveraging AI to enhance hardware security or providing hardware-based trust to protect AI models and workloads.

5. Post-Silicon Services (Test and Personalization) Targets include secure test, provisioning, and cryptographic personalization capabilities that support industrial-scale deployment of secure semiconductors.

6. Security Services and Transaction-Based Trust Solutions SEALSQ seeks service platforms for post-quantum-ready key management, device onboarding, credential lifecycle management, and secure transactions to support recurring revenue models.

7. Certification, Attack, and Compliance Services This category addresses certification labs, attack labs, and compliance-as-a-service providers that accelerate alignment with evolving security and post-quantum standards.

8. Quantum Computing Ecosystem SEALSQ selectively engages with quantum hardware and software players to co-validate its post-quantum platforms and prepare for future quantum-era

compatibility. SEALSQ prioritizes targets located in Europe or North America, with clear strategic alignment to its secure semiconductor and post-quantum roadmap as well as quantum ambition. Preferred companies demonstrate differentiated technology or IP, experienced teams, and commercially validated solutions, with a focus on disciplined integration and long- term value creation.

3.3.2 Recent Acquisitions and Investments

2025 Investments & Acquisitions

During 2025, SEALSQ laid the foundation of its quantum-security platform through several acquisitions and strategic investments. It acquired 100% of IC'Alps, a French ASIC design specialist, adding approximately 100 engineers and establishing the custom-silicon design capability that now operates as SEALSQ ASIC Design Services (see Section 3.1.2). SEALSQ also joined with other partners to form the Quantix Edge Security joint venture in Spain, backed by a combined EUR 40 million investment from the joint venture partners to develop a post-quantum semiconductor design and personalization center. The joint venture selected the Municipality of Murcia as its site in May 2026 and generated its first revenues in H1 2026, with the project expected to ramp up through H2 2026. In addition, SEALSQ invested, through its SEALQuantum Sovereign Vertical Stack, in ColibriTD, a French Quantum-as-a-Service company collaborating with SEALSQ on semiconductor wafer-yield optimization.

SEALSQ's foundational 2025 investments in WISeSat ($10 million) and EeroQ ($2 million) have since evolved into two of the Company's most significant strategic threads - the Quantum Spatial Orbital Cloud (QSOC) and SEALSQ's lead-investor position



in EeroQ - and are detailed, together with the 2026 acquisitions and investments, in the subsections that follow.

WISeSat & Quantum Spatial Orbital Cloud (QSOC)

Throughout 2025, WISeSat, a subsidiary of WISeKey, SEALSQ's parent company, advanced its space strategy through significant investments and strategic partnerships aimed at building a secure, post-quantum-ready Low Earth Orbit (LEO) satellite constellation for IoT connectivity and quantum-resilient communications.

In November 2025, SEALSQ invested $10 million in WISeSat to support the development of a quantum-secure satellite infrastructure platform. SEALSQ's involvement is intended to advance the integration of its post-quantum cryptography, secure semiconductor and trusted identity technologies into a space-based environment that can support secure communications and related services for enterprise, governmental and other mission-critical use cases. This investment is part of SEALSQ's broader strategy of extending its security stack into complementary infrastructure layers where its technology may be deployed at scale.

SEALSQ's contemplated commercial model with WISeSat is expected to be based on a right of use over specified capacity in an initial tranche of 12 satellites to be launched over an expected two-year period beginning in 2027, in order to use capacity in such satellites for SEALSQ's Quantum Spatial Orbital Cloud (QSOC) initiative, together with related operational support services. Under the anticipated structure, WISeSat would retain ownership or primary interest in the relevant satellites and associated space and ground segment infrastructure, and would remain responsible for launch coordination, in-orbit testing, constellation operations, ground-segment management, and related support activities.



SEALSQ would not acquire ownership of the satellites, but would obtain dedicated capacity to support the development and delivery of selected QSOC-related services using its quantum, post-quantum, secure semiconductor and trusted identity technologies.

The QSOC initiative plans to deploy an up to 100-satellite constellation delivering quantum key exchange (PQC), quantum random number generation (QRNG), post-quantum identity and other secure communications services. The project plans to deploy satellites incrementally from 2027 through Full Operational Capability (FOC) in 2033.

The QSOC initiative advanced markedly in the first half of 2026. Following the commercial announcement of the Quantum Spatial Orbital Cloud in March, SEALSQ and WISeSat showcased the program at World Quantum Day and set out its deployment roadmap: the first dedicated QSOC satellite (QSAT) is scheduled to launch aboard a SpaceX mission in 2027, building on 21 partner-operated satellites launched since 2023, with the first fully funded 12-satellite phase expected to be operational by 2028 and up to 100 satellites targeted by full operational capability in 2033. SEALSQ also positioned the QSOC at the heart of the emerging market for orbital data centers, providing the hardware root of trust for secure space-based AI and data processing.

The planned constellation to be operated by WISeSat aims to secure post-quantum transactions using tokens developed by SEALCOIN AG, a subsidiary of WISeKey. The WISeSat 3.0 launch in June 2025 included a proof-of-concept demonstrating SEALCOIN's capacity for autonomous machine-to-machine transactions, secured by SEALSQ's secure semiconductor technology.

The contemplated arrangement for the QSOC initiative between SEALSQ and WISeSat is expected to be documented in one or more definitive agreements, including a right-of-use arrangement and related operational or services agreements setting out the applicable capacity, specifications, performance standards,



service requirements, responsibilities and commercial terms. These specifications and agreements have not yet been finalized. There can be no assurance that the contemplated arrangements, documentation, technical roadmap, service model or commercial deployment will be completed on the terms currently anticipated, within the expected timeframe, or at all.

SEALSQ believes this structure may allow it to secure dedicated orbital capacity while preserving a clear separation between infrastructure ownership and commercial service delivery. SEALSQ also believes the structure may support a disciplined allocation of capital and a more scalable operating model for future space-based security services.

EeroQ Investment & Partnership

In December 2025, SEALSQ made a strategic investment in EeroQ, a US-based quantum chip design company pioneering a breakthrough approach to building a quantum computer using electrons on helium (eHe).

EeroQ aims to build a large-scale quantum computer based on single electrons trapped on superfluid helium, a technology originally proposed in the late 1990s and now made feasible thanks to major advances in materials science, microfabrication, and cryogenic engineering.

EeroQ's design offers several key advantages that align with SEALSQ's long-term strategic priorities. Unlike other quantum computing architectures requiring datacenter- scale cryogenic infrastructure, EeroQ's qubits, based on the smallest particle in nature, enable the design of quantum processors as small as a thumbnail. EeroQ's platform is designed to be manufactured using standard semiconductor processes, directly compatible with SEALSQ's secure semiconductor personalization and OSAT



capabilities. In addition, single-electron qubits offer promising metrics in coherence time, all-to-all connectivity, and mobility of qubits, enabling novel architectures.

This positions EeroQ as one of the most scalable approaches to quantum computing currently under development.

SEALSQ deepened its collaboration with EeroQ during the first half of 2026. Following an initial commitment in December 2025, SEALSQ provided additional capital in February 2026 and again in May 2026, in connection with which it committed to participate as the lead funder in EeroQ's next financing round. In April 2026, EeroQ demonstrated an autonomous quantum-computing laboratory combining its electron-on-helium hardware with Conductor Quantum's orchestration software and NVIDIA's Ising AI models, validating the convergence of artificial intelligence, quantum computing and semiconductor design that underpins SEALSQ's technology integration strategy.

SEALSQ's partnership with EeroQ advances its "Quantum Made in USA" vision and reinforces its commitment to strengthening the United States' leadership in quantum-resistant technologies and future quantum computing platforms. Together, SEALSQ and EeroQ are working to develop an integrated post-quantum and quantum-era semiconductor ecosystem combining post-quantum cryptographic chips already in commercial production, quantum-resistant secure microcontrollers, advanced personalization centers in the USA, and future quantum accelerator chips

Miraex Acquisition

In June 2026, SEALSQ completed the acquisition of 100% of Miraex SA, a Swiss photonics company based at the EPFL Innovation Park in Ecublens that specializes in quantum interconnect and sensing technologies. The acquisition was



completed under the SEALQuantum Sovereign Vertical Stack technology integration initiative and followed a Letter of Intent signed in March 2026 Miraex develops a Photonic Integrated Circuit platform based on Thin-Film Lithium Tantalate, capable of transducing signals between the microwave and optical domains. This capability addresses one of the central challenges in scaling quantum systems, namely connecting cryogenic quantum processors to optical networks, and spans three areas: distributed quantum computing, quantum sensing and quantum networking.

The acquisition completes the quantum-interconnect layer of SEALSQ's Quantum Sovereign Vertical Stack, linking its silicon Root of Trust and post-quantum cryptography to emerging quantum hardware. Miraex's space-grade, radiation-tolerant photonic components also reinforce SEALSQ's Quantum Orbital Space Cloud initiative for secure satellite and orbital connectivity.

Wecan Group Investment & Partnership

In June 2026, SEALSQ increased its interest in Wecan Group, a Swiss compliance-technology company founded in 2015, from an initial 28% stake to a majority position. The investment was completed under the SEALQuantum Sovereign Vertical Stack technology integration initiative and included a CHF 5 million commitment to accelerate the development of an AI-powered, post-quantum compliance co-pilot for financial institutions.

Wecan Group serves more than 100 financial institutions, including Pictet, Lombard Odier, Edmond de Rothschild, Syz and Barclays, with secure data-sharing and KYC/AML compliance solutions. The planned platform is designed to integrate post-quantum cryptography, quantum-resistant hardware security modules, secure digital identity and blockchain-based trust mechanisms.

The investment extends SEALSQ's post-quantum security stack into regulated financial services and supports the integration of WISeKey's WISeID digital-identity ecosystem into banking and digital-asset platforms, broadening SEALSQ's addressable market beyond semiconductors.



Quobly Investment & Partnership

SEALSQ's relationship with Quobly, a French quantum-computing company founded in 2022 and built on CEA-Leti and CNRS research, evolved significantly during the first half of 2026. Following a technical and industrial collaboration initiated in November 2025, the parties explored a potential majority investment under a memorandum of understanding signed in January 2026, and in February 2026 mutually agreed to discontinue those majority-investment discussions in favor of a minority structure.

In June 2026, SEALSQ participated as a lead investor in Quobly's EUR 115 million Series A financing round, completed under the SEALQuantum Sovereign Vertical Stack technology integration initiative alongside STMicroelectronics, Isalt and BPI France. In connection with the investment, SEALSQ's Chief Executive Officer, Carlos Moreira, joined Quobly's Board of Directors.

Quobly develops quantum processors based on FD-SOI silicon spin qubits, a CMOS-compatible approach intended for industrial-scale manufacturing. The partnership combines Quobly's processor technology with SEALSQ's QVault TPM and post-quantum cryptography, advancing European sovereign quantum infrastructure and SEALSQ's exposure to multiple qubit modalities.



SEALKAYNESQ Joint Venture (India)

During the first half of 2026, SEALSQ and Kaynes Semicon advanced their India strategy through signing a term sheet to create a joint venture, SEALKAYNESQ Ltd, owned 51% by SEALSQ and 49% by Kaynes Semicon and aligned with India's Ministry of Electronics and Information Technology.

In January 2026, SEALSQ signed a memorandum of understanding with the Government of Gujarat and Kaynes Semicon to establish India's first Secure Semiconductor Design, Test and Personalization Center for post-quantum cryptography, with a planned capacity of up to 300 million secure semiconductors per year at Kaynes Semicon's Sanand campus.

On March 31, 2026, the first phase of the center was inaugurated at Kaynes Semicon's new OSAT facility in Sanand, Gujarat. The center is intended to assemble, test and cryptographically personalize QS7001-based devices, implementing NIST FIPS 203, 204 and 205 algorithms entirely within India, using FIPS 140-3 Level 3 hardware security modules and an India-sovereign certificate authority operated under the joint venture.

3.3.3 Establishment of Quantisimo Corp.

In June 2026, SEALSQ and its parent company WISeKey established Quantisimo Corp. as a special purpose vehicle and entered a non-binding Letter of Intent with GigCapital8 Corp. (Nasdaq: GIW) regarding a proposed business combination.

The proposed combination contemplates an initial enterprise value of approximately USD 575 million pre-money, with the stated intention of scaling toward a USD 2 billion valuation through build-up acquisitions of up to five additional quantum-technology


ACTUAL SUMMARY
SUMMARY BY CATEGORY

companies. If completed, the transaction would create a Nasdaq-listed Trusted Quantum Pure-Play entity, into which SEALSQ would contribute selected technology assets, subsidiary interests, and strategic partnerships developed under its SEALQuantum Sovereign Vertical Stack.

The Letter of Intent is non-binding, and the transaction remains subject to the negotiation and execution of definitive agreements, due diligence, and applicable board and regulatory approvals. The transaction is currently expected to close in the first quarter of 2027. There can be no assurance that the contemplated business combination will be completed on the terms described, or at all.

3.4 OTHER BUSINESS & ORGANIZATION HIGHLIGHTS

3.4.1 Quality Management & ESG

Through 2025 and into the first half of 2026, SEALSQ maintained its unwavering commitment to operational excellence, environmental stewardship, and robust governance through the successful renewal of key international certifications. Notably, the Company renewed its ISO 9001:2015 (Quality Management Systems) and ISO 14001:2015 (Environmental Management Systems) certifications by AFNOR for a three-year cycle, achieving this milestone with zero non-conformities.

This flawless audit outcome underscores the maturity and effectiveness of SEALSQ's integrated management systems, ensuring consistent delivery of high-quality, reliable post-quantum semiconductor and cybersecurity solutions while minimizing environmental impact through sustainable practices such as energy efficiency, waste reduction, and responsible resource use.



These achievements not only reinforce customer confidence and regulatory compliance — including alignment with frameworks like the EU's Corporate Sustainability Reporting Directive (CSRD) — but also advance SEALSQ's broader ESG strategy, positioning the Company as a trusted partner in building a secure and sustainable digital future.

These certifications and practices continued to govern operations through the first half of 2026.

3.4.2 Marketing & Communications

Across 2025 and the first half of 2026, SEALSQ sustained an intensive marketing and communications program to drive global awareness of its post-quantum cybersecurity solutions, spearheaded by the launch of the QS7001 quantum-resistant chip in Q4 2025, by launching a targeted PR campaign in partnership with prominent US media agencies that started to generate widespread media coverage and position the Company as a pioneer in quantum-secure hardware.

Together, the 2025 program - from the SparkPR-led launch campaign and the Las Vegas Grand Prix event to the Quantum Days in France, the IQT Quantum + AI Summit and the inauguration of the IC'Alps facility in Grenoble (origin of the Franco-Swiss Quantum Corridor, since broadened into the Quantum Highway and the Quantum Vertical Stack) - established the brand platform on which the first half of 2026 was built.

H1 2026 marketing activity centered on the 'Year of Quantum Security 2026,' which was inaugurated in Washington, D.C. and celebrated at Davos in January. At Davos, SEALSQ demonstrated post-quantum-secured Physical AI and robotics live through the WISeRobot platform, featured on the CNBC stage. The period continued with a keynote at Tech & Fest in Grenoble, an F1-themed showcase of quantum-resistant chips at Embedded World in



Nuremberg (including the TPM-FPGA demonstration with Lattice Semiconductor), the Wi-SUN Open House in Tokyo with a partner event at the Suzuka Grand Prix activating the BWT Alpine Formula One Team partnership, and the launch of the official WISeRobot.ch website and roadmap in May. In June, SEALSQ led quantum discussions at the GSA European Executive Forum in Munich, IQT Nordics in Oslo, and the CEA-Leti Innovation Days in Grenoble. SEALSQ and WISeKey also announced the relocation of their Geneva headquarters to Pont-Rouge in October 2026, anchoring a new Geneva Quantum Center of Excellence and Quantum Computer Hub.

3.4.3 Human Resources

To accompagny the development of SEALSQ in Europe, in Asia and in the US, HR are focussing a significant hiring plan. Since the beginning of the year 30 new employees joined the company:

-15 engineers in R&D to strengthen cryptography, software & Hardware teams

-4 Sales managers and 2 Marketing Managers

-2 program managers

-7 resources in Finance, IT, HR and legal

In a complementary way, the integration of the newcomers must be handled carefully to keep aboard existing and new talents that SEALSQ needs to achieve its projects.



3.5 STRATEGIC OUTLOOK 2026

3.5.1 Market Drivers & General Trends

Introduction

SEALSQ is pleased to provide management's assessment of, and views on, the semiconductor industry for the upcoming years. SEALSQ believes this assessment and these views are critical in understanding SEALSQ's strategy and competitive advantage described below.

The semiconductor industry is at the edge of a discontinuity and profound revolution due to rising complexity, cost, and the impact of disruptive technologies like GenAI, quantum computing, and chiplets.

Semiconductors continue to be the crucial component of intelligent services and devices, with the market expected to reach $1 trillion by 2030.[5]

Hardware-based security is increasingly becoming a pillar of national cybersecurity and OEM strategies, especially in response to emerging quantum threats.

Software alone cannot provide complete protection. Hardware-based security measures are essential to defend against physical attacks, including tampering and side-channel leakage.

SEALSQ is one of the few companies worldwide with the capability to design and certify secure chips at Common Criteria EAL5+ level or higher.

[5]https://www.pwc.com/gx/en/industries/technology/pwc-semiconductor-and-beyond-2026-full-report.pdf


March
April
May
Position 8
Position 9
Position 10
Position 11
January
March
April
May
June
July
August
October

OEMs like Apple, Google, Tesla, and SpaceX are increasingly building their own chips to secure control over critical functions. Chiplets offer a dual opportunity: embedding secure IP into general-purpose chips or creating standalone secure chiplets with high certification.

Regulations

The industry is shifting from "security as a feature" to "security as a legal prerequisite" as legacy encryption is being systematically phased out to mitigate the quantum threat.

2026 Outlook

SEALSQ believes that 2026 is a critical compliance "cliff" for two major reasons:

1. EU Cyber Resilience Act (CRA) Deadlines: By September 11, 2026, manufacturers must comply with the CRA's strict vulnerability reporting obligations. This mandates that any "product with digital elements" sold in the EU must have documented security lifecycles. Non-compliance now risks fines of up to €15 million or 2.5% of global turnover.

2. CNSA 2.0 Networking Compliance: In the U.S., the National Security Agency (NSA) has set 2026 as the milestone for traditional networking equipment (VPNs, routers) to support and prefer CNSA 2.0 (Post-Quantum) algorithms. This forces a rapid refresh cycle for hardware infrastructure handling sensitive data.

Additionally, in April 2026, Google set a firm 2029 deadline for full post-quantum cryptography migration, and in June 2026 a White House Executive Order 14412 mandated that federal high-value systems transition to post-quantum cryptography by 2030.


March

Finally In June 2026, France's ANSSI confirmed it will cease certifying products lacking quantum-resistant encryption from 2027, with mandatory post-quantum procurement for critical infrastructure and government by 2030.

The Quantum Threat: Beyond 2026

The "Harvest Now, Decrypt Later" (HNDL) risk has transitioned from a theoretical concern to a boardroom priority. By 2027 and beyond, the trend shifts toward Quantum- Safe-by-Design:

- Hybridization as the Standard: Post-2026, SEALSQ believes that most regulated industries (Finance, Healthcare) will mandate Hybrid Cryptography. This uses a "dual-wrap" approach, combining classical ECC/RSA with NIST-standardized PQC (like ML-KEM and ML-DSA) to ensure security even if one algorithm is compromised.

- The "Quantum-Safe" CE Mark: As the CRA moves toward full application in 2027, "state-of-the-art" requirements will likely include quantum resistance for long-lived devices (e.g., smart meters, industrial controllers).

- Cryptographic Agility: The industry focus is moving beyond just "updating keys." Regulations will increasingly require Crypto-Agility, where systems are designed to swap out entire cryptographic suites via firmware updates without hardware redesigns.

Sovereignty

Since 2025, digital sovereignty has transitioned from a policy discussion to a technical mandate for the global supply chain. Central to this shift is "Geopatriation" – the requirement that the anchors of digital identity, such as Roots of Trust and PKI, must be housed within defined national or geopolitical boundaries. SEALSQ's response to this evolution of the geopolitical landscape



and supply strategy is to provide sovereign semiconductor design, test, PKI and Root–of-Trust infrastructures and capabilities, particularly in the US (“Made in USA Strategy”) and Europe.

Sovereign Root of Trust (RoT)

The market has moved away from a "universal cloud trust" model. SEALSQ believes that in 2026, the EU Cyber Resilience Act (CRA) and NSA’s CNSA 2.0 guidance could create a demand for "Local Roots", such as:

- National Trust Anchors: Governments are increasingly mandating that critical infrastructure (energy, defense, healthcare) use Roots of Trust managed on domestic soil. This prevents foreign entities from having the "kill switch" capability to revoke certificates or push unauthorized firmware.

- Quantum Sovereignty: SEALSQ believes a major 2026 trend will be the creation of sovereign post-quantum Roots of Trust. Nations are racing to establish their own PQC-ready trust chains to ensure long-term data "immutability" and protection against future decryption by rival nation-states.

Sovereignty in Manufacturing: Secure Injection

The device digital credentials injection phase (injecting certificates and keys) during manufacturing is now the most sensitive part of the chip supply chain from a sovereignty perspective.

To avoid shipping unprovisioned chips across borders, OEMs are using localized personalization centers. This allows for the injection of Sovereign Identities at the point of assembly, ensuring that a device destined for the U.S. market receives a U.S.- managed identity, while a device for the EU receives an EU-compliant one.

The "Clean Room" Requirement: Manufacturing partners (Foundries and OSATs) are being audited for "Sovereign Compliance." In 2026, "In-Country Injection" mandates are expected to be implemented, where the final cryptographic "birth"



of a device must occur within the target market's borders to ensure no third-party interception of primary seeds or keys.

PKI and Digital Autonomy

PKI services are expected to focus on Decoupling and Portability in 2026. This decoupling is achieved through Crypto-Agility and SBOM integration, as detailed below:

- Vendor Lock-in Resistance: Sovereignty now includes the ability to migrate PKI hierarchies without re-tooling hardware. This is achieved through Crypto-Agility, where devices are designed to trust multiple "Sovereign Sub-CAs" that can be rotated as geopolitical alliances shift.

- Supply Chain Attestation (SBOM): Beyond just the key, the PKI is used to sign the Software Bill of Materials (SBOM) during manufacturing. In 2026, a device cannot be "onboarded" to a sovereign network unless its identity is cryptographically tied to a verified, signed list of its software components.

Quantum Sovereignty Investments (U.S. Focus)

To accelerate its "Made in USA Strategy" and deliver sovereign quantum capabilities, SEALSQ has committed under the SEALQuantum Sovereign Vertical Stack ($200 million allocated and $60 million deployed as of March 2026) to build sovereign quantum capabilities in the United States.

Key actions include:

- Strategic investment in EeroQ (December 2025), a U.S.-based quantum chip design house developing scalable electron-on-helium processors.

- Follow-on investment in EeroQ (February 2026) to deepen collaboration.



• A further investment in May 2026 saw SEALSQ commit to act as lead investor in EeroQ's next priced financing round.

•Positioning for vertical integration of post-quantum security with future quantum hardware: Investments target full sovereign quantum ecosystems — from secure post-quantum Roots of Trust to CMOS-compatible quantum processors — enabling end-to-end protection of U.S. critical infrastructure and national trust anchors against geopolitical and quantum risks.

Consortiums & Alliances Standards

In 2026, the IoT landscape is expected to be characterized by unification and sovereignty. Major alliances have shifted from simply defining connectivity to enforcing security standards that align with global regulations like the EU Cyber Resilience Act (CRA). SEALSQ, as an active member within some consortiums like the ones mentioned below, is expected to raise awareness on its advanced product offering which complies with these consortiums' standards, identify potential commercial partners in these alliances, and benefit from the marketing efforts deployed by these consortiums and alliances:

• Connectivity Standards Alliance (CSA): Matter 1.5 and Beyond

In late 2025 and into 2026, the CSA has solidified Matter 1.5, which expanded the ecosystem into high-impact categories:

• New Device Support: Native integration for security cameras (using WebRTC), smart closures (gates, blinds), and soil sensors. Energy Management: Matter now features advanced "Energy Management" clusters, allowing devices to respond to real-time grid carbon intensity and dynamic tariff pricing—a key 2026 trend for sustainability. Aliro: The new "Aliro" standard for smart locks



has reached maturity, ensuring mobile devices and wearables act as universal digital keys across brands.

FIDO Alliance: Passkey Maturity & Digital Credentials

The FIDO Alliance has moved beyond simple login replacement to comprehensive identity wallets:

- CTAP 2.2 / 2.3: The release of CTAP 2.2 has standardized "Hybrid Transport," allowing a passkey on a phone to effortlessly unlock a laptop or IoT terminal. Credential Exchange: 2026 will mark the launch of workstreams for Digital Credentials, allowing users to store and share verified IDs (like driver's licenses) using the same phishing-resistant FIDO protocols.

Wi-SUN Alliance: The Smart City Backbone

The Wi-SUN Alliance is dominating the "Field Area Network" (FAN) for utilities and smart cities:

- FAN 1.1 Adoption: 2026 expects the mass rollout of FAN 1.1, which provides higher data rates and lower latency for AMI 2.0 (Advanced Metering Infrastructure).

Scalability: Wi-SUN mesh networks are expected to be used in 2026 to manage nearly half a million streetlights in single deployments (e.g., Miami and Paris), serving as the communication layer for EV charging and air quality sensors.

TCG & GSMA: The Hardware Trust Anchors

Trusted Computing Group (TCG): The focus in 2026 is expected to be post-Quantum TPMs. TCG has finalized specifications for TPM 2.0 (version 1.85+) to support ML- KEM and ML-DSA, ensuring that "Measured Boot" remains secure against quantum threats.

GSMA: The push is for eSIM/iSIM for LPWAN. GSMA’s 2026 roadmap focuses on the "SGP.32" specification, which simplifies remote provisioning for constrained IoT devices, removing the need for physical SIM swaps in massive industrial deployments.

ECHONET Consortium



The ECHONET Consortium, primarily dominant in Japan and East Asia, has entered 2026 as a pivotal player in the global "Energy IoT" and "Carbon Neutrality" movements. As of early 2026, the cumulative shipment of ECHONET Lite-certified devices has surpassed 160 million units, driven largely by mandatory smart meter rollouts and air conditioning standards.

To align with global regulations like the EU Cyber Resilience Act, the ECHONET Consortium has introduced new security layers. In late 2025, the Security Function Certification Working Group was established. By 2026, new AIF (Application Interface) certifications require rigorous device authentication to prevent unauthorized grid-scale manipulation.

In March 2026, SEALSQ formally joined the ECHONET Consortium as a PKI services provider, offering its INeS platform to consortium members, and reinforced its Wi-SUN Alliance positioning to support quantum-resilient smart-meter ecosystems with QS7001, QVault TPM and INeS PKI.

3.5.2 Trends by Key Target Market

TPM Market

In 2026, the Trusted Platform Module (TPM) market is expected to transition from a PC- centric security component to a universal "Hardware Root of Trust" across all connected industries. The global market is valued at approximately $3.35 billion in 2026, maintaining a robust CAGR of over 13%.[6]

[6] https://www.pwc.com/gx/en/industries/technology/pwc-semiconductor-and-beyond-2026-full-report.pdf



The Post-Quantum Cryptography Pivot (PQC)

SEALSQ believes that 2026 is the year of TPM 2.0+. As regulatory mandates like CNSA 2.0 and the European Quantum Act (expected in 2026) take hold, the market is shifting

toward quantum-resistant chips including the following:

– Hybrid Implementations: Leading vendors like SEALSQ are shipping TPMs that support hybrid cryptographic suites, combining classical RSA/ECC with ML-KEM and ML-DSA to protect against "Harvest Now, Decrypt Later" threats.

– SEALSQ's QVault™: New product categories to be launched commercially before end of 2026 like the QVault TPM 185 and QVault 409 are specifically designed for industrial and government sectors requiring long-term data protection.

– Cloud-Edge Synergy: TPMs are now essential for "Attestation" services in cloud-edge computing, where the TPM provides a hardware-verified report of a device's health before it is allowed to access the 2026 "Zero-Trust" enterprise networks.

Secure ASICs Market

The global secure ASIC market is experiencing sustained growth driven by increasing security requirements across critical infrastructures, defense systems, industrial automation, automotive, healthcare, and connected IoT applications, reinforced by quantum computer threats and new regulations such as CNSA2.0 in the US.

Unlike general-purpose microcontrollers or programmable devices, secure ASICs enable the integration of advanced security functions directly into silicon, offering higher performance, lower power consumption, and a reduced attack surface. The rising adoption of hardware-based roots of trust, secure enclaves, and



embedded cryptographic accelerators, combined with the need for long product lifecycles and regulatory compliance and needs for highest level of certification, is reinforcing demand for custom and semi-custom secure integrated circuits.

The emergence of post-quantum cryptography requirements is creating a new generation of secure ASIC designs, as customers anticipate future quantum computing threats and seek long-term protection of sensitive data. As a result, secure ASICs are increasingly viewed as a strategic foundation for trusted digital systems in both sovereign and commercial markets.

PKI Market

SEALSQ believes that the IoT Device Identity market will reach a critical inflection point in 2026, with the global PKI market projected to be worth approximately $8.48 billion growing at a 20.5% CAGR until 2035:[7]The "identity-first" security model is no longer optional, driven by strict global mandates like the EU’s CRA.

In SEALSQ's view, this inflection point is the result of the following trends in the industry:

- During Manufacturing: The "Secure Birth" Trend

In 2026, SEALSQ believes that manufacturing PKI will focus on Zero-Touch Provisioning (ZTP) and localized trust anchors given the following industry trends.

Factory-Floor Sovereignty: Manufacturers are increasingly deploying "PKI-in-a-box" solutions (like SEALSQ's INeS Box) to issue unique digital birth certificates locally. This prevents "gray

[7] Research Nester, Sept 2025 available at https://www.researchnester.com/reports/public-key-infrastructure-pki-market/5182



market" overproduction and ensures keys never leave the secure boundary of the factory.

Supply Chain Attestation: There is an industry-wide surge in the use of Software Bill of Materials (SBOM) signing. PKI is used to cryptographically sign not just the firmware, but the entire build manifest at the point of origin, ensuring end-to-end integrity before the device even leaves the factory.

During Lifecycle: Automation or Outages

Beyond the “Secure Birth” at the manufacturing stage, 2026 is expected to be defined by the Shortened Certificate Lifespan challenge. The following factors are viewed as drivers for this challenge:

- The 200-Day Standard: With public TLS (Transport Layer Security) lifespans dropping to 200 days in early 2026 (and heading toward 45 days in 2029), manual certificate management has become a liability. Automated Certificate Lifecycle Management (CLM) is now the market standard for IoT fleets.

Post-Quantum Readiness: 2026 market leaders are expected to shift toward Hybrid PKI. Devices are being provisioned with dual-signature certificates (Classical + PQC) to ensure they remain reachable as networks begin enforcing quantum-resistant handshakes.

Provisioning & Test Services Market

The market for Provisioning and Wafer Test services (OSAT) is shifting from a standard high-volume manufacturing step to a critical security and reliability bottleneck. This shift consists of the following:

- Security-by-Design & "Zero-Touch" Provisioning: OSATs are no longer just testing electrical signals; they are increasingly

responsible for Secure Provisioning. This involves injecting unique device identities (keys/certificates) into Secure Elements or TPMs at the wafer level.

Regulatory Compliance (CRA & NIST): New regulations like the EU Cyber Resilience Act (CRA) are forcing OEMs to prove the integrity of their chips. This drives demand for OSATs to provide an "Identity Birth Certificate" for every chip, often linked to an SBOM (Software Bill of Materials) signed at the factory.

Security provisioning is the critical industrial process of injecting unique cryptographic "birth identities"—such as private keys and X.509 digital certificates—into semiconductor chips or electronic boards during the manufacturing phase. By using a Hardware Security Module (HSM) to manage these secrets within the factory, manufacturers ensure that every device leaves the assembly line with a hardware-anchored Root of Trust that cannot be duplicated or extracted. This process is essential for preventing counterfeiting, ensuring secure boot, and enabling "Zero-Touch" onboarding, where a device can automatically and securely connect to a cloud platform the moment it is powered on for the first time.

3.5.3 Competitive Landscape

SEALSQ offers a unique value proposition as the only player operating across three highly specialized markets: Hardware embedded security, custom IC design services (IC'Alps), and Trust services. SEALSQ achieves a distinctive positioning on each market as illustrated below.

Embedded Security


Competition Mapping on Embedded Security
(Software & Hardware)
Embedded Security Provider
IP, Software Security (Trust Zone & TEE)
Hardware with certified Lab (TPM, SE)
Broadliner Chip Maker
wolfSSL
OpenSSL
maxim integrated.
SEAL SQ
ARM
MICROCHIP
nuvoTon
1
2
3
infineon
NXP

ASIC Design Services


CC EAL certifications and associated product
On-demand IP / Chiplet
ASSP / ASIC
From Software
From EAL2+
EAL4+
To EAL7 certification
SEAL SQ
THALES
AUSTRIACARD
nuvoTon
IDEMIA
Panasonic
SAMSUNG
Atos
infineon
NXP
THEGREENBOW
PRIMX
IDQ
From ANSSI CC certified Catalog – March 26



Trust Services


Competition Mapping on Trust Services
IoT Device Identity Provider
Pure Software Players
Legacy (Public CA & PKI
Broadliner (Corporate / User / Device)
SEALSQ
KEYFACTOR
aws
KUDELSKI IoTHINGS
intertrust
THALES
HID
digicert
VENAFI
appviewX
neXus
AtoS
GlobalSign
ENTRUST
SECTIGO

3.5.4 Go to Market Strategy & Product/Services Roadmap

Go-to-Market Strategy

SEALSQ's expertise spans the full hardware spectrum, including standard chips, custom chip design, security IP and secure enclaves. This positioning has been further strengthened by the 2025 acquisition and subsequent integration of IC'Alps in France, which brings SEALSQ critical ASIC and custom chip design capabilities.

In the first half of 2026, SEALSQ accelerated the industrialization of this positioning through the successful integration of IC'Alps' design capabilities and a series of strategic go-to-market partnerships. Together they underpin an ambitious product roadmap targeting the automotive and broader semiconductor



industries, as well as the fast-growing market for Trusted Platform Modules across PCs, laptops and mobile devices - responding to strong market demand for security and to emerging post-quantum standards with a differentiated expertise in the design of certified, secure and post-quantum products.

On July 8, 2026 SEALSQ and GlobalFoundries (Nasdaq: GFS) entered a strategic Memorandum of Understanding structured around three pillars: the development and industrialization of SEALSQ's next-generation Quantum Shield Secure Integrated Circuit on GlobalFoundries' differentiated CMOS process technology; the co-development of pre-certified post-quantum security IP and Chiplet Hardware Security Module (CHSM) building blocks for GlobalFoundries' IP ecosystem; and the joint exploration of cryogenic CMOS (CryoCMOS) technologies for quantum-computing systems, building on GlobalFoundries' Quantum Technology Solutions business. The partnership gives SEALSQ access to a world-class manufacturing platform to industrialize and scale PQC-certified silicon for global deployments across automotive, critical infrastructure, defense and IoT.

SEALSQ also deepened its collaboration with Lattice Semiconductor, combining its QS7001 secure element and QVault TPM with Lattice's FPGA platforms to deliver a converging security architecture - FPGA for real-time control, the TPM as hardware root of trust, and post-quantum cryptography with PKI for future-proof identity and communications - designed to deliver deterministic, verifiable and resilient security for robots, drones, industrial IoT and smart infrastructure.

Building on these capabilities, SEALSQ set out a comprehensive automotive post-quantum roadmap. Drawing on SEALSQ ASIC Design Services - formed from the IC'Alps acquisition and its nearly 100 specialized ASIC engineers - the Company will deliver tailor-made, safe-and-secure automotive silicon with post-quantum cryptography designed in from the architecture up, at every level of the vehicle: automotive Trusted Platform Modules, secure



microcontrollers, licensable Hardware Security Module IP, chiplet-based Hardware Security Modules, and fully custom Quantum-Resistant ASICs (QASIC). The offering is engineered for functional safety and cybersecurity standards including ISO 26262, ISO/SAE 21434 and UNECE R155, addressing the 15-to-20-year security lifetime that connected vehicles demand.

In parallel, through its external investments in quantum-computing companies, SEALSQ is assembling a unique vertical offering delivering products and services from the root of trust to the qubit, positioning the Company as a reference player in the market for secure and sovereign quantum technologies.

SEALSQ is uniquely positioned to execute a three-phase quantum product roadmap that begins in the short term with the commercialization of the first post-quantum cryptography (PQC) standard chip on the market — the QS7001, which was launched in Q4 2025. This roadmap continues in the mid-term with the development of custom integrated circuit solutions, the QASIC (Quantum ASIC – Application-Specific Integrated Circuit), and related security IP offerings. In the long term, SEALSQ aims to provide secure system solutions for next-generation architectures, including chiplet-based Hardware Security Modules (CHSMs) tightly coupled with pre-certified secure enclaves and security IP integrated into larger chips.

SEALSQ's positioning is differentiated by internally developed security and PQC IP and by its ability to achieve the highest levels of hardware certification, including Common Criteria EAL5+.

The QASIC initiative will form a cornerstone of SEALSQ's roadmap for post-quantum Hardware Security Modules (HSMs) and secure microcontrollers used in critical infrastructures, defense systems, IoT devices, and AI applications.



Product & Hardware Design Roadmap

Short Term

In the short term, SEALSQ will commercialize its existing QS7001 platform (PQC hardware platform only) and/or the QVault TPM (PQC hardware and software–compliant platform). These solutions will be offered either as discrete packaged integrated circuits to be integrated by customers onto their printed circuit boards (PCBs), or as bare die to be integrated directly into customer System-in-Package (SiP) solutions.

Mid Term

In the mid-term, SEALSQ plans to develop a custom integrated circuit embedding post- quantum cryptography secure elements, targeting certifications including FIPS 140-3, Common Criteria, and relevant governmental or agency approvals. Under the preferred operating model, which remains to be validated, SEALSQ would provide a secure hard macro, while a strategic partner would integrate and commercialize the final integrated circuit.

Long Term

In the long term, SEALSQ aims to co-develop a next-generation platform combining a chiplet-based Hardware Security Module (CHSM), a companion secure enclave, and integrated trusted services, addressing the security requirements of future system architectures.

Finally, in SEALSQ's model, like other secure chip manufacturers, a critical additional step is the injection of keys and certificates, performed either at the wafer level or after packaging. This Test & Personalization (or provisioning) process embeds credentials such as identities, cryptographic keys, and certificates directly into the chip, enabling trusted security features and making the hardware ready for secure deployment. Test and Personalization Center projects are underway in Europe (Murcia, Spain) and India



In April 2026, SEALSQ unveiled its Quantum Vertical Stack - a seven-layer architecture from silicon Root of Trust through post-quantum cryptography, quantum hardware (EeroQ, Quobly) and photonic interconnect (Miraex) to distributed quantum computing and the Quantum Spatial Orbital Cloud (QSOC) - to debut at SEALSQ Quantum Day in Q3 2026. SEALSQ positioned itself as a 'pure-play' quantum platform, with the first QSOC satellite (QSAT) scheduled to launch aboard SpaceX in 2027.

Trust Services Roadmap

Personalization & Test

The global semiconductor supply crisis of 2022–2023, combined with increasing geopolitical instability, exposed two structural vulnerabilities in the global economy:

1. The critical dependence of all major industries on semiconductors, with widespread supply disruptions affecting automotive, consumer electronics, network infrastructure, industrial equipment, and defense-related systems. Much like oil, semiconductors are foundational to modern industrial production.

2. A high level of geostrategic concentration, with semiconductor manufacturing and processing largely dependent on a limited number of countries, primarily in Southeast Asia, creating systemic supply and security risks.

At the same time, the rapid evolution of cyber threats—particularly the emergence of quantum computing—represents a paradigm shift in digital security. It is expected that quantum computers will be capable of breaking current cryptographic standards within seconds. In response, regulators in Europe (through the CRA) and the United States (e.g., CNSA 2.0 & EO 14144) are mandating the adoption of post-quantum cryptography starting in 2027 for all systems related to national security, a scope that effectively extends to most connected and embedded systems.

SEALSQ's Roadmap responds to these challenges:



- To address both supply-chain sovereignty and next-generation cybersecurity, SEALSQ's strategy is to build regional semiconductor hubs, in partnership with local industrial and institutional players, integrating three high-value segments of the semiconductor value chain:

1. Custom, post-quantum enabled microcontroller design, the root of trust of electronic systems, including the engineering required for industrial-scale production.

2. Testing, ensuring that every microcontroller is individually validated before customer delivery.

3. Secure provisioning (personalization), where software, cryptographic material, and unique digital identities are embedded into each chip.

4. Provisioning is becoming a decisive strategic differentiator. In regulated markets such as automotive, national identity, and IoT across industrial sectors, government authorities increasingly require each semiconductor to embed a tamper-proof digital identity to protect against cyberattacks and counterfeiting (see security compliance requirements in consumer electronics).

After having signed and kicked-off the first regional semiconductor hubs in Murcia – Spain, and building on this foundation, SEALSQ is actively engaging with partners to establish two additional Custom Design, Test, and Personalization hubs in 2026, one in the United States and one in Asia, further expanding its global footprint and reinforcing its leadership in post-quantum semiconductor security.





RoT & PKI services

SEALSQ's strategic roadmap is built on 4 phases: Phase 1 was implemented in 2025, with the other phases in progress:

Phase 1: High-Assurance Device Identity (Foundation) The focus was to establish in 2025 the hardware-backed root of trust consisting of the following. Hardware-to-Cloud Binding: Leverage INeS to manage certificates where private keys are generated and stored inside Secure Elements (VaultIC) or TPMs. Automated Enrollment: Deploy EST (Enrollment over Secure Transport) or CMPv2 protocols via INES APIs to eliminate manual certificate injection and enable "Zero- Touch" onboarding. Cloud-to-Edge Bridge: Integrate INeS with IoT Hubs (AWS IoT, Azure IoT, or private MQTT brokers) to ensure the device identity is the primary key for all telemetry data.

Phase 2: Post-Quantum Readiness & Crypto-Agility The focus started in 2025 and has continued in 2026 around future-proofing the infrastructure against quantum computing threats expected to consist of the following. Hybrid PKI Deployment: Start issuing "hybrid" certificates through INeS, containing both classical (ECC/RSA) and Post-Quantum Cryptography (PQC) signatures (e.g., ML-DSA/Dilithium). Algorithm Rollover: Test the ability of your IoT fleet to handle larger PQC keys and signatures without bricking legacy hardware. HSM Migration: Ensure the HSMs connected to INES are firmware-upgraded to support FIPS-certified PQC algorithms.

Phase 3: Supply Chain Security & SBOM Integration The focus started in 2025 and with new developments anticipated in 2026, is to link "who the device is" with "what the device is running." This integration is expected to involve the following: Signed SBOMs: Implement a workflow where every software build generates an SBOM. This SBOM must be digitally signed using the INES Code Signing service (backed by HSMs). Immutable Manifests: Store the hash of the signed SBOM on-chain or in a secure ledger, indexed by the device's PKI serial number. Vulnerability Mapping: Use the

SBOM to proactively notify the PKI manager if a device identity should be suspended because its software version contains a critical CVE.

Phase 4: Extended Trust Services (The "Digital Twin" of Trust)

The objective is to move beyond authentication to verifiable assertions and will require clarifying requirements, initiating prototypes before development. This objective is based on the following:

- Verifiable Credentials (VCs): Transition from simple X.509 certificates to VCs for device attributes (e.g., "This device is certified for medical use" or "This device is owned by Company X"). Dynamic Trust Scores: Implement a system where a device's "Trust Level" is calculated based on its PKI validity + its current SBOM integrity + its behavioral analysis. Cross-Domain Federation: Use INeS to allow your IoT devices to be recognized by partner ecosystems (Interoperability) using standardized trust lists.

Roadmap includes also a Key Management System (KMS), to enable a shift from a purely "identity-focused" view (PKI) to a "secret-focused" view. While the PKI handles certificates (Public Trust), the KMS manages the operational keys (Symmetric keys, API keys, and App-level secrets) that make the IoT ecosystem functional.

4. FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, without limitation, statements relating to SEALSQ Corp's (the "Company") expectations, intentions, projections, or strategies regarding the future, including: the Company's business strategy, anticipated revenue, expenses, and financial results, including the Company's full-year 2026 revenue guidance; the expected growth of the markets in which the Company operates, including rising global demand for quantum-resistant security and government-driven sovereign semiconductor programs; the Company's ability to develop and commercialize new products and services, including the QS7001 post-quantum semiconductor, QVault TPM programs, and custom post-quantum application-specific integrated circuit (ASIC) development programs; the Company's ability to maintain and expand its customer base, including through industrial OEM partnerships; the Company's business pipeline and potential revenue opportunities; the Company's ability to expand recurring revenue streams through white-labeling and licensing arrangements, smart meter offerings, and Public Key Infrastructure (PKI) solutions; the expected benefits of recent acquisitions, including Miraex SA and Wecan, and the expected benefits of technology partnerships, including with Quobly and EeroQ; the Company's ability to fund strategic investments through the SEALQuantum Sovereign Vertical Stack; and other matters that are not historical facts.

Forward-looking statements can be identified by words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "seek," "should," "will," "would," or similar expressions, or the negatives of such terms, or other comparable terminology. These forward-looking statements are based on the Company's current expectations, assumptions, estimates, and projections about the Company's business and the industries in which it operates. These statements are not

guarantees of future performance and involve risks, uncertainties, and assumptions that are difficult to predict.

Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to: risks related to the Company’s ability to achieve its business objectives, including its ability to develop and commercialize quantum-resistant cryptography and semiconductor solutions, such as the QS7001 and QVault TPM products; the Company’s ability to achieve its full-year 2026 revenue guidance and realize expected revenue from its business pipeline; risks related to the timing and amount of revenue recognition from custom ASIC development programs; the Company’s ability to successfully expand recurring revenue streams through white-labeling, licensing, smart meter, and PKI offerings; the Company’s ability to maintain relationships with key customers and suppliers, including industrial OEM partners such as Landis & Gyr; the Company’s ability to compete effectively in the rapidly evolving semiconductor and cybersecurity industries; risks related to the Company’s dependence on a limited number of customers; the Company’s ability to realize the expected benefits of recent acquisitions, including Miraex SA and Wecan, and to successfully integrate acquired businesses; risks related to technology partnerships, including with Quobly and EeroQ; the Company’s ability to fund strategic investments, including through the SEALQuantum Sovereign Vertical Stack, and to obtain additional financing on favorable terms, if needed; the pace of adoption of post-quantum cryptography standards and government-driven sovereign semiconductor programs; general economic conditions and conditions affecting the industries in which the Company operates; the Company’s ability to protect its intellectual property rights; risks related to cybersecurity threats and data privacy regulations; and other factors discussed in “Item 3. Key Information—D. Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as filed with the Securities and Exchange Commission (the “SEC”).

Given these risks and uncertainties, readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law or regulation. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements.

5 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Financial Statements

of SEALSQ Corp

(unaudited)

As of June 30, 2026

1. Condensed Consolidated Statements of Comprehensive Income / (Loss)

USD'000, except earnings per share	Unaudited 6 months ended June 30, 2026	2025	Note ref.
Net sales	11,151	4,825	33
Cost of sales	(5,486)	(2,956)	
Depreciation of production assets	(257)	(243)	
Gross profit	**5,408**	**1,626**	
Other operating income	1,432	1,662	34
Research & development expenses	(8,718)	(4,724)	
Selling & marketing expenses	(7,181)	(6,025)	
General & administrative expenses	(23,103)	(13,776)	
Total operating expenses	**(37,570)**	**(22,863)**	
Operating loss	**(32,162)**	**(21,237)**	
Non-operating income	9,735	2,814	36
Interest and amortization of debt discount	(1)	(88)	
Non-operating expenses	(5,266)	(1,517)	37
Loss before income tax expense	**(27,694)**	**(20,028)**	
Income tax income / (expense)	302	(2)	
Equity in earnings of unconsolidated affiliates	(397)	-	
Net loss	**(27,789)**	**(20,030)**	
Net loss attributable to noncontrolling interests	(77)	-	
Net loss attributable to SEALSQ Corp	**(27,712)**	**(20,030)**	
Earnings per Ordinary Share (USD)			39
Earnings per Ordinary Share			
Basic	(0.13)	(0.17)	
Diluted	(0.13)	(0.17)	
Earnings per Ordinary Share attributable to SEALSQ Corp			
Basic	(0.13)	(0.17)	
Diluted	(0.13)	(0.17)	
Earnings per F Share (USD)			39
Earnings per F Share			
Basic	(0.64)	(0.86)	
Diluted	(0.64)	(0.86)	
Earnings per F Share attributable to SEALSQ Corp			
Basic	(0.64)	(0.86)	
Diluted	(0.64)	(0.86)	

USD'000	Unaudited 6 months ended June 30, 2026	2025	*Note ref.*
Other comprehensive income / (loss), net of tax:			
Foreign currency translation adjustments	(614)	10	
Unrealized gains on debt securities			
Unrealized holding gains / (losses) arising during the period	(1)	23	
Defined benefit pension plans:			
Net gain arising during the period	138	75	30
Other comprehensive income / (loss)	**(477)**	**108**	
Comprehensive loss	**(28,266)**	**(19,922)**	
Other comprehensive loss attributable to noncontrolling interests	(93)	-	
Other comprehensive income / (loss) attributable to SEALSQ Corp	**(384)**	**108**	
Comprehensive loss attributable to noncontrolling interests	(170)	-	
Comprehensive loss attributable to SEALSQ Corp	**(28,096)**	**(19,922)**	

The accompanying notes are an integral part of these consolidated financial statements.

2. Condensed Consolidated Balance Sheets

USD'000, except par value	As of June 30, 2026 (unaudited)	As of December 31, 2025	*Note ref.*
ASSETS			
Current assets			
Cash and cash equivalents	479,797	417,657	*9*
Restricted cash, current	6,311	-	*6*
Accounts receivable, net of allowance for doubtful accounts	21,706	12,944	*10*
Inventories	2,101	2,012	*11*
Prepaid expenses	1,440	880	
Investment, current	2,449	10,032	*12*
Government assistance	6,613	4,579	*13*
Other current assets	1,392	1,534	*14*
Total current assets	**521,809**	**449,638**	
Noncurrent assets			
Loans receivable, noncurrent	-	31	
Deferred tax credits	4,479	2,295	*15*
Property, plant and equipment, net of accumulated depreciation	5,014	3,770	*16*
Intangible and crypto assets, net of accumulated amortization	30,405	20,953	*17*
Operating lease right-of-use assets	5,874	6,113	*18*
Finance lease right-of-use assets	87	126	*18*
Goodwill	11,695	5,656	*19*
Available-for-sale debt securities, noncurrent	128	129	*20*
Investments in unconsolidated affiliates	836	4,259	*21*
Investments in unconsolidated related party affiliates	9,617	9,958	*22*
Other investments	24,454	1,000	*23*
Other noncurrent assets	243	251	*24*
Total noncurrent assets	**92,832**	**54,541**	
TOTAL ASSETS	**614,641**	**504,179**	
LIABILITIES			
Current Liabilities			
Accounts payable	23,850	16,818	*25*
Notes payable	555	689	*26*
Deferred revenue, current	1,010	25	
Current portion of obligations under operating lease liabilities	583	668	
Current portion of obligations under finance lease liabilities	35	57	
Income tax payable	-	3	
Other current liabilities	10,126	9,988	*27*
Total current liabilities	**36,159**	**28,248**	

USD'000, except par value	As of June 30, 2026 (unaudited)	As of December 31, 2025	*Note ref.*
Noncurrent liabilities			
Bonds, mortgages and other long-term debt	696	989	*28*
Deferred Revenue	1,064	-	
Operating lease liabilities, noncurrent	5,216	5,523	
Finance lease liabilities, noncurrent	55	72	
Deferred tax liability	5,805	4,367	
Employee benefit plan obligation	2,630	2,162	*30*
Other noncurrent liabilities	877	1,310	
Total noncurrent liabilities	**16,343**	**14,423**	
TOTAL LIABILITIES	**52,502**	**42,671**	
Commitments and contingent liabilities			*31*
SHAREHOLDERS' EQUITY			
Common stock - Ordinary shares	2,234	1,915	*32*
Par value - USD 0.01			
Authorized - 500,000,000 and 500,000,000			
Issued and outstanding - 223,430,764 and 191,525,129			
Common stock - F shares	75	75	*32*
Par value - USD 0.05			
Authorized - 10,000,000 and 10,000,000			
Issued and outstanding - 1,499,800 and 1,499,800			
Share subscription in progress			
Additional paid-in capital	655,724	534,773	
Accumulated other comprehensive income / (loss)	468	852	
Accumulated deficit	(103,819)	(76,107)	
Total shareholders' equity attributable to SEALSQ Corp's shareholders	**554,682**	**461,508**	
Noncontrolling interest in consolidated subsidiaries	7,457	-	
Total shareholders' equity	**562,139**	**461,508**	
TOTAL LIABILITIES AND EQUITY	**614,641**	**504,179**	

The accompanying notes are an integral part of these consolidated financial statements.

3. Condensed Consolidated Statements of Changes in Shareholders' Equity

Unaudited 6 months ended June 30,

USD'000 (except for share numbers)	Number of common shares		Common share capital										
	Ordinary Shares	F Shares	Ordinary Shares	F Shares	Total share capital	Share subscription in progress	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income / (loss)	**Total stockholders' equity**	Noncontrolling interests	**Total equity (deficit)**	**Note ref.**
As of December 31, 2024	**100,039,519**	**1,499,700**	**1,000**	**75**	**1,075**	**-**	**116,568**	**(41,913)**	**758**	**76,488**	**-**	**76,488**	
Options exercised	1,231,981	100	12	-	12	1	(3,024)	-	-	**(3,011)**	**-**	**(3,011)**	
Stock-based compensation	-	-	-	-	-	-	8,296	-	-	**8,296**	**-**	**8,296**	
Securities Purchase Agreements	10,000,000	-	100	-	100	-	18,122	-	-	**18,222**	**-**	**18,222**	
Warrant exercises	4,469,382	-	45	-	45	-	7,292	-	-	**7,337**	**-**	**7,337**	
ATM	7,509,737	-	75	-	75	-	26,749	-	-	**26,824**	**-**	**26,824**	
Investment in Wecan Group	481,110	-	5	-	5	-	1,922	-	-	**1,927**	**-**	**1,927**	
Comprehensive income / (loss)	-	-	-	-	-	-	-	(20,030)	108	**(19,922)**	**-**	**(19,922)**	
As of June 30, 2025	**123,731,729**	**1,499,800**	**1,237**	**75**	**1,312**	**1**	**175,925**	**(61,943)**	**866**	**116,161**	**-**	**116,161**	
As of December 31, 2025	**191,525,129**	**1,499,800**	**1,915**	**75**	**1,990**	**-**	**534,773**	**(76,107)**	**852**	**461,508**	**-**	**461,508**	
Options exercised and acquisition of common stock for tax withholding obligations	1,492,005	-	15	-	15	-	(303)	-	-	**(288)**	-	**(288)**	**35**
Stock-based compensation	-	-	-	-	-	-	5,508	-	-	**5,508**	-	**5,508**	**35**
Securities Purchase Agreements	22,913,630	-	229	-	229	-	115,820	-	-	**116,049**	-	**116,049**	**32**
Warrant exercises	7,500,000		75	-	75	-	(74)	-	-	**1**	-	**1**	**32**
Acquisition of Wecan Group	-	-	-	-	-	-	-	-	-	**-**	7,627	**7,627**	**6**
Net Income	-	-	-	-	-	-	-	(27,712)	-	**(27,712)**	(77)	**(27,789)**	
Other Comprehensive income / (loss)	-	-	-	-	-	-	-	-	(384)	**(384)**	(93)	**(477)**	
As of June 30, 2026	**223,430,764**	**1,499,800**	**2,234**	**75**	**2,309**	**-**	**655,724**	**(103,819)**	**468**	**554,682**	**7,457**	**562,139**	

The accompanying notes are an integral part of these consolidated financial statements

4. Condensed Consolidated Statements of Cash Flows

USD'000	Unaudited 6 months ended June 30, 2026	2025
Cash Flows from operating activities:		
Net income / (loss)	(27,789)	(20,030)
Adjustments to reconcile net income to net cash provided by / (used in) operating activities:		
Depreciation of property, plant & equipment	436	315
Amortization of finance lease right-of-use assets	37	-
Non-cash operating lease expense	-	21
Amortization of intangible assets	2,296	-
Impairment loss on crypto assets	323	-
Interest and amortization of debt discount	1	88
Loss on remeasurement of equity interest	320	-
Derecognition of WECAN tokens upon consolidation of Wecan	239	-
Stock-based compensation	3,970	9,935
Inventory valuation allowance	369	(14)
Loss from equity-method investments	397	-
Change in income tax receivable – withholding tax	(2,184)	(562)
Income tax recovery	(302)	-
Other non-cash expenses / (income)		
Unrealized and non-cash foreign currency transactions	1,395	(335)
Changes in operating assets and liabilities, net of effects of businesses acquired / divested		
Decrease (increase) in accounts receivables, net of balance owed to related parties and shareholders and their affiliates	(671)	1,068
Decrease (increase) in accounts receivable from shareholders and affiliates, excluding debt and interest on debt	(5,956)	(3,218)
Decrease (increase) in accounts receivable from to related parties, excluding debt and interest on debt	(2,053)	(688)
Decrease (increase) in inventories	(339)	(772)
Decrease (increase) in government assistance	(2,034)	98
Decrease (increase) in other current assets and prepaids, net	(32)	44
Decrease (increase) in other noncurrent assets	8	(8)
Increase (decrease) in accounts payable	7,068	1,950
Increase (decrease) in accounts payable owed to shareholders and affiliates, excluding debt and interest on debt	(331)	(750)
Increase (decrease) in accounts payable owed to related parties, excluding debt and interest on debt	124	150
Increase (decrease) in deferred revenue, current	679	10
Increase (decrease) in income tax payable	(3)	(1)
Increase (decrease) in other current liabilities, excluding stock-based compensation liability	(376)	(144)
Increase (decrease) in deferred revenue, noncurrent	1,064	-
Increase (decrease) in defined benefit pension liability	41	1,343
Increase (decrease) in interest on debt owed to related parties	5	(379)
Increase (decrease) in other noncurrent liabilities	(433)	-
Net cash used in operating activities	**(23,731)**	**(11,879)**

USD'000	Unaudited 6 months ended June 30, 2026	2025
Cash Flows from investing activities:		
Acquisition of property, plant and equipment	(1,518)	-
Acquisition of cryptocurrencies	-	(161)
Acquisition of investment in SAFE	(6,000)	(300)
Acquisition of investment in Quobly SAS	(17,454)	-
Acquisition of investment in Miraex	(640)	-
Acquisition of available-for-sale debt securities	-	(104)
Sale / (acquisition) of investment, current	7,583	-
Acquisition of a business, net of cash and cash equivalents acquired	(4,314)	-
Acquisition of unconsolidated affiliates and unconsolidated related party affiliates	-	(1,538)
Net cash used in investing activities	**(22,343)**	**(2,103)**
Cash Flows from financing activities:		
Proceeds from options and warrants exercises	16	7,398
Proceeds from issuance of Common Stock	124,999	48,263
Common Stock issuance costs	(8,950)	(2,715)
Issuance of convertible loan	(650)	
Repayment of indebtedness to related parties	-	(2,750)
Repayment of debt	(532)	
Payments of debt issue costs	-	-
Acquisition of common stock for tax withholding obligations	(242)	-
Net cash provided by financing activities	**114,641**	**50,196**
Effect of exchange rate changes on cash and cash equivalents	(116)	101
Cash and cash equivalents		
Net increase (decrease) during the period	68,451	36,315
Balance, beginning of period	417,657	84,624
Cash and cash equivalents balance, end of period	**486,108**	**120,939**
Reconciliation to balance sheet		
Cash and cash equivalents	479,797	120,939
Restricted cash, current	6,311	-
Balance, end of period	**486,108**	**120,939**
Supplemental cash flow information for financing and investing activities		
Cash paid for income taxes	-	-
Cash paid for interest, net of amounts capitalized	4	-
ROU assets obtained from operating lease	-	70
ROU assets obtained from finance lease	34	-
Shares withheld to satisfy tax obligations	242	3,035
Issuance of shares in relation to investments in unconsolidated affiliates	-	1,948

The accompanying notes are an integral part of these consolidated financial statements.

5. Notes to the Condensed Consolidated Financial Statements

Note 1. The SEALSQ Group

SEALSQ Corp, together with its consolidated subsidiaries ("SEALSQ" or the "Group" or the "SEALSQ Group"), was incorporated in April 2022 under the laws of the British Virgin Islands ("BVI"). The SEALSQ Group's registered office is located in Tortola, BVI. The Group's ordinary shares are listed on the Nasdaq Global Select Market under the ticker symbol "LAES" since May 23, 2023.
On January 1, 2023, the Group acquired 100% of the outstanding shares of SEALSQ France SAS (formerly WISeKey Semiconductors SAS) and its subsidiaries. Prior to this acquisition, the Group did not have any operations.
On August 4, 2025, SEALSQ acquired 100% of IC'Alps SAS, thereby broadening its services to Application-Specific Integrated Circuit ("ASIC") design. On June 1, 2026, SEALSQ acquired 100% of Miraex SA ("Miraex"), a Swiss technology company focused on photonic integrated circuit technologies for quantum computing and quantum communications, and a controlling interest in the Wecan Group SA ("Wecan"), a Swiss company operating a blockchain-based digital infrastructure platform focused on secure, decentralized data exchange for the banking sector.

The Group operates in the semiconductor, quantum technology and cybersecurity industries. It designs and markets secure semiconductor products, including post-quantum secure elements, Trusted Platform Modules and custom ASICs, together with Public Key Infrastructure ("PKI") and managed digital identity services, for applications spanning Internet of Things ("IoT"), industrial, government and digital-payment markets. The Group's roadmap includes obtaining regulatory certifications for, and commercializing, its post-quantum secure semiconductor products. With its latest acquisitions, the Group aims to deploy secure quantum communication solutions.

Note 2. Future operations and going concern

The Group recorded a loss from operations in this reporting period and the accompanying condensed consolidated financial statements have been prepared assuming that the Group will continue as a going concern.
The Group incurred a net operating loss of USD 32.2 million in the six months ended June 30, 2026, and had positive working capital of USD 485.7 million as of June 30, 2026. Based on the Group's cash projections up to September 30, 2027, SEALSQ has sufficient liquidity to fund operations. We note that, historically, the Group has been dependent on financing from its parent, WISeKey International Holding Ltd, or other investors to augment the operating cash flow to cover its cash requirements.

Based on the foregoing, Management believes it is correct to present these figures on a going concern basis.

Note 3. Basis of presentation

The condensed consolidated financial statements are prepared in accordance with the Generally Accepted Accounting Principles in the United States of America ("**US GAAP**") as set forth in the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC). All amounts are in United States dollars ("**USD**") unless otherwise stated.

These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Group's annual financial statements for the year ended December 31, 2025, as filed in the 20-F on March 31, 2026.

The Group's interim period results do not necessarily indicate the results that may be expected for any other interim period or for the full fiscal year. The significant accounting policies applied in the annual consolidated financial statements of the Group as of December 31, 2025, contained in the Group's Annual Report have been applied consistently in these unaudited condensed consolidated financial statements.

It is management's opinion that all adjustments necessary for a fair statement of the results for the interim periods have been made. These unaudited condensed consolidated financial statements include a description of the nature and amount of material adjustments other than normal recurring adjustments.

Acquisition of Miraex SA

On June 1, 2026, SEALSQ acquired 100% of the outstanding shares and voting rights of Miraex. The Group concluded that the acquired set did not meet the definition of a business under ASC 805 and accounted for the transaction as an asset acquisition under ASC 805-50. Miraex' assets, liabilities and results of operations have been included in the Group's condensed consolidated financial statements from June 1, 2026. See Note 7 for further information.
The acquisition supports SEALSQ's development of secure quantum communication solutions.

Acquisition of Wecan Group SA

On June 1, 2026, SEALSQ acquired a 55.5% controlling interest in Wecan. The acquisition was accounted for as a business combination in accordance with ASC 805, with SEALSQ identified as the accounting acquirer. Wecan's assets, liabilities and results of operations have been included in the Group's condensed consolidated financial statements from June 1, 2026. See Note 6 for further information.
The acquisition enhances SEALSQ's digital security and trusted data-exchange solutions for sensitive industries.

Additional paid-in capital

During our 2025 financial reporting process, we ascertained that, although SEALSQ is a BVI company with a direct listing on a U.S. stock exchange, its tax residency status means that it is liable for stamp duties in Switzerland for its share issues. This resulted in the Group not accruing for stamp duties on its share issues since inception, which affected SEALSQ's equity presentation of capital increases in the financial statements ended June 30, 2024, and December 31, 2023. The error resulted in an overstatement of the capital increase impacts in additional paid-in capital and an understatement of other current liabilities. We assessed that there was not a substantial likelihood that the error would have been viewed by the reasonable investor as having significantly altered the "total mix" of information made available, and as such concluded that a "little r" restatement was required. In application of ASC 250, we corrected the error in the current year comparative financial statements by adjusting the prior period information.

The tables below show the effect of the adjustment of the prior period information on the Condensed Consolidated Statements of Comprehensive Income / (Loss), Condensed Consolidated Statements of Changes in Shareholders' Equity and Condensed Consolidated Statements of Cash Flows. The related interest accrual in relation to the late payment in prior years was deemed immaterial and was not adjusted in retained earnings, instead, a total cumulated interest expense of $30,138 was recorded in the income statement in the six months ended June 30, 2025 ($4,884 arising in 2023, $14,563 in 2024 and $10,691 in the six months ended June 30, 2025).

Condensed Consolidated Statements of Comprehensive Income / (Loss)

	As reported in the financial statements ended June 30, 2025	As adjusted in the financial statements ended June 30, 2026
USD'000	6 months ended June 30, 2025 (unaudited)	6 months ended June 30, 2025 (unaudited)
Non-operating expenses	(1,487)	(1,517)
Loss before income tax expense	**(19,998)**	**(20,028)**
Net loss	**(20,000)**	**(20,030)**
Comprehensive loss	**(19,892)**	**(19,922)**

Condensed Consolidated Statements of Changes in Shareholders' Equity

	As reported in the financial statements ended June 30, 2025 (unaudited)			As adjusted in the financial statements ended June 30, 2026 (unaudited)		
USD'000	Additional paid-in capital	Accumulated deficit	Total equity (deficit)	Additional paid-in capital	Accumulated deficit	Total equity (deficit)
As of December 31, 2024	**117,944**	**(41,913)**	**77,864**	**116,568**	**(41,913)**	**76,488**
Share Purchase Agreements (Anson SPA and L1 SPA)	18,325	-	**18,426**	18,122	-	**18,223**
Warrant exercises (Anson Warrants and L1 Warrants)	7,330	-	**7,374**	7,292	-	**7,337**
ATM	27,048	-	**27,123**	26,749	-	**26,824**
Investment in Wecan Group	1,944	-	**1,949**	1,922	-	**1,927**
Comprehensive income / (loss)		(20,000)		-	(20,030)	**(19,922)**
As of June 30, 2025	**177,863**	**(61,913)**	**118,129**	**175,925**	**(61,943)**	**116,162**

Condensed Consolidated Statements of Cash Flows

	As reported in the financial statements ended June 30, 2025	As adjusted in the financial statements ended June 30, 2026
USD'000	6 months ended June 30, 2025 (unaudited)	6 months ended June 30, 2025 (unaudited)
Cash Flows from operating activities:		
Net income / (loss)	(20,000)	(20,030)
Increase / (decrease) in other current liabilities, excluding stock-based compensation liability	(174)	(144)

Note 4. Summary of significant accounting policies

Asset Acquisition

The Group evaluates acquisitions under ASC 805 to determine whether the acquired set meets the definition of a business. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the acquired set is not considered a business.
Acquisitions that do not meet the definition of a business are accounted for as asset acquisitions under ASC 805-50. The cost of an asset acquisition includes the consideration transferred and direct transaction costs and is allocated to the assets acquired and liabilities assumed based on their relative fair values. No goodwill is recognized.

Investment in Equity Securities

Equity securities are any security representing an ownership interest in an entity or the right to acquire or dispose of an ownership interest in an entity at fixed or determinable prices, in accordance with ASC 321, i.e., investments that do not qualify for accounting as a derivative instrument, an investment in consolidated subsidiaries, or an investment accounted for under the equity method.
The Group accounts for these investments in equity securities at fair value at the reporting date, except for those investments without a readily determinable fair value where the Group has elected the measurement at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer, in line with ASC 321. Changes in fair value are accounted for in the income statement as a non-operating income/expense.

Segment Reporting

Our chief operating decision maker, who is also our Chief Executive Officer, regularly reviews information collated into two segments for purposes of allocating resources and assessing budgets and performance. We report our financial performance based on this segment structure described in Note 38.

Recent Accounting Pronouncements

<u>Adoption of new FASB Accounting Standard in the current year – Prior-Year Financial Statements not restated:</u>

As of January 1, 2026, the Group adopted Accounting Standards Update (ASU) 2024-04, Debt - Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which clarifies the accounting treatment for certain settlements of convertible debt instruments that do not occur under the instruments' preexisting terms.
ASU 2024-04 introduces a "preexisting contract approach" to determine whether an inducement offer should be accounted for as an induced conversion. Under this approach, an inducement offer is considered to preserve the form and amount of consideration if it provides the debt holder with at least the same consideration as the original conversion terms of the instrument. The assessment is based on the terms as they existed one year before the offer acceptance date, especially if the instrument was modified within that period. Additionally, the standard clarifies that induced conversion accounting applies to convertible debt instruments within the scope of Subtopic 470-20 that are not currently convertible, provided the instrument contained a substantive conversion feature at both its issuance date and the inducement offer acceptance date. There was no impact on the Group's results upon adoption of the standard.

As of January 1, 2026, the Group adopted Accounting Standards Update (ASU) 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides targeted simplifications to the current expected credit loss (CECL) model for certain short-term financial assets arising from revenue transactions.
ASU 2025-05 introduces a practical expedient that allows entities to assume that current economic conditions as of the balance-sheet date remain unchanged for the remaining life of certain current accounts receivable and current contract assets when estimating expected credit losses. This eliminates the need to develop forward-looking macroeconomic forecasts for these short-term assets, reducing complexity and documentation burden. The standard also includes related disclosure requirements for entities electing the practical expedient or subsequent collection approach. There was no impact on the Group's results upon adoption of the standard.

<u>New FASB Accounting Standard to be adopted in the future:</u>

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which updates mandates that public business entities provide more detailed disclosures about specific expense categories in their financial statement notes, enhancing transparency for investors.
Summary: Entities are required to disaggregate certain expense captions presented on the income statement into the following natural expense categories, such as purchases of Inventory, Employee compensation, Depreciation and Intangible Asset Amortization. These disaggregated expenses must be presented in a tabular format within the notes to the financial statements for both annual and interim reporting periods. Additionally, entities are required to disclose the total amount of selling expenses and provide their definition.
Effective Date: ASU 2024-03 is effective for annual reporting periods for public business entities for fiscal years beginning after December 15, 2026, and for interim reporting periods within fiscal years beginning after December 15, 2027. Early adoption is permitted.
The Group expects to adopt the guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. This ASU makes targeted improvements to Subtopic 350-40 to increase the operability of the recognition guidance considering different methods of software development.
Summary: This update amends Subtopic 350-40 by removing references to prescriptive software development stages and introducing a principle-based approach for capitalizing costs. Under this approach, capitalization begins when management has authorized and committed to funding and it is probable that the project will be completed and used as intended. Additionally, the ASU introduces a framework for assessing significant development uncertainty, clarifies that specific asset disclosures apply to all capitalized internal-use software costs, and consolidates guidance for website development costs into Subtopic 350-40.
Effective Date: ASU 2025-06 is effective for all entities for fiscal years beginning after December 15, 2027. Early adoption is permitted.
The Group expects to adopt the guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow Scope Improvements. This update clarifies and refines the guidance in ASC 270 to improve how entities prepare and disclose interim financial statements and notes in accordance with U.S. GAAP.
Summary: The update specifies that ASC 270 applies to all entities that provide a complete set of interim financial statements with notes. It clarifies the form and content of interim financial statements and accompanying disclosures, including a consolidated list of disclosure requirements relevant for interim periods. The ASU also codifies a disclosure principle requiring entities to report material events or changes that occur after the most recent annual reporting period, such as significant changes in estimates, accounting policies, or contingencies. These amendments improve clarity, consistency, and ease of application but do not change the fundamental nature of interim reporting.
Effective Date: ASU 2025-11 is effective for public business entities for interim periods within annual periods beginning after December 15, 2027. Early adoption is permitted. The Group expects to adopt the guidance when effective. Management is assessing the impact of the aforementioned guidance on its interim financial statements but does not expect it to have a material impact.

In April 2026, the FASB issued ASU 2026-01, Equity (Topic 505): Initial Measurement of Paid-in-Kind Dividends on Equity-Classified Preferred Stock, which eliminates diversity in practice by providing explicit guidance for instruments that previously lacked specific treatment under U.S. GAAP.
Summary: The update clarifies that issuers must initially measure paid-in-kind (PIK) dividends on equity-classified preferred stock using the contractually stated dividend rate rather than the fair value of the underlying shares. It also establishes consistent presentation and disclosure requirements for the issuance of these shares.
Effective Date: ASU 2026-01 is effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group expects to adopt the guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

Note 5. Concentration of credit risks

Financial instruments subject to credit risk

Financial instruments that are potentially subject to credit risk consist primarily of cash and cash equivalents and trade accounts receivable. Our cash and cash equivalents is mostly held with one large financial institution. Management believes that the financial institution that holds most of our cash and cash equivalents is financially sound and, accordingly, is subject to minimal credit risk. However, to the extent that such deposits exceed the maximum insurance levels, they are uninsured.

Customer concentration

The Group sells to large, international customers and, as a result, may maintain individually significant trade accounts receivable balances with such customers during the year. We generally do not require collateral on trade accounts receivable.

Summarized below are the clients whose revenue was 10% or higher than the respective total consolidated net sales for the six months ended June 30, 2026 and 2025, and the clients whose trade accounts receivable balances were 10% or higher than the respective total consolidated trade accounts receivable balance as of June 30, 2026 and December 31, 2025. In addition, we note that some of our clients are contract manufacturers for the same companies; should these companies reduce their operations or change contract manufacturers, this would cause a decrease in our customer orders which would adversely affect our operating results.

Revenue concentration (% of total net sales)	**Unaudited 6 months ended June 30,**	
	2026	**2025**
International computer and hardware manufacturer	15%	9%
International distributor of semiconductor, electronics	15%	9%

Receivables concentration (% of total accounts receivable and maximum amount of loss due to credit risk)	**As of June 30, 2026 (unaudited)**		**As of December 31, 2025**	
	%	**USD'000**	**%**	**USD'000**
International computer and hardware manufacturer	17%	856	28%	1,196
International distributor of semiconductor, electronics	12%	617	3%	134
International cables designer and manufacturer	4%	223	11%	460

Note 6. Business Combination

On June 1, 2026 (the "Acquisition Date"), the Group obtained control of Wecan, a Swiss company operating a blockchain-based digital infrastructure platform focused on secure, decentralized data exchange. The acquisition expands the Group's secure digital identity and blockchain capabilities and is expected to provide technology, commercial and operational synergies.
The Group initially acquired a 31.87% equity interest in Wecan on June 27, 2025, for total consideration of USD 3.5 million and accounted for the investment under the equity method. The carrying amount of the investment was USD 3.4 million as of December 31, 2025. Immediately before the Acquisition Date, the Group continued to own 31.87% of Wecan's outstanding ordinary shares. Through subscriptions in Wecan capital increases of CHF 5 million (USD 6.4 million at historical rate), the Group increased its ownership to 55.52% of the outstanding ordinary shares (51.93% on a fully diluted basis) and obtained control.
The acquisition was accounted for as a business combination achieved in stages in accordance with ASC 805 with SEALSQ identified as the accounting acquirer. The assets, liabilities and results of Wecan have been included in the Group's condensed consolidated financial statements from June 1, 2026.

The form of consideration for the newly acquired interest was cash subscribed through capital increase. The preliminary acquisition-date fair value attributable to the acquisition consisted of the following components:

	USD'000
Fair value of previously held equity interest	3,097
Fair value of interest acquired through the June 2026 capital increase	6,423
Total consideration attributable to SEALSQ	**9,520**
Fair value of noncontrolling interests ("NCI")	7,627
Aggregate acquisition-date fair value, including NCI	**17,147**

The amounts above are based on the implied Acquisition Date equity value derived from the June 2026 capital increase. The USD 6.4 million fair value of the newly acquired interest represents SEALSQ's cash subscription in the capital increase at historical rate. The subscription cash was received by Wecan before the Acquisition Date and included in restricted cash in the Acquisition Date balance sheet, and it remained in restricted cash as of June 30,2026 when it was revalued. The acquired assets table below presents the gross acquisition-date balances recognized in consolidation. Noncontrolling interests were measured at fair value using the implied equity value and the applicable ownership percentage.

Immediately before the Acquisition Date, the Group remeasured its previously held equity interest in Wecan to its acquisition-date fair value of USD 3.1 million, resulting in a remeasurement loss of USD 320 thousand. Upon obtaining control, USD 51 thousand of accumulated other comprehensive income related to the previously held interest was reclassified to earnings, resulting in a net acquisition-date loss of USD 270 thousand. The remeasurement loss and related AOCI reclassification are presented in non-operating expense and non-operating income, respectively.

In connection with the acquisition, SEALSQ entered into a shareholders' agreement that provides SEALSQ with an irrevocable call option to acquire all remaining shares of Wecan held by the noncontrolling shareholders. The option is exercisable solely at SEALSQ's discretion beginning on the third anniversary of the Acquisition Date. The call option is an embedded feature of the noncontrolling interest and does not result in recognition of a separate derivative asset or liability or classification of the noncontrolling interest as redeemable equity.

The following table summarizes the preliminary allocation of the acquisition-date fair value as of June 1, 2026:

	USD'000
Restricted cash	6,527
Technology	4,062
Trademarks	1,248
Cash and cash equivalents	455
Prepaid expenses and other current assets	286
Crypto assets	71
Accounts receivable	66
Total assets acquired, excluding goodwill	12,715
Deferred income tax liability	(770)
Other current liabilities	(398)
Deferred revenue	(309)
Employee benefit obligation	(295)
Accounts payable	(5)
Total liabilities assumed	(1,777)
Net identifiable assets acquired	10,938
Goodwill	6,209
Aggregate acquisition-date fair value, including NCI	17,147

The acquisition-date amounts recognized are provisional because the Group has not completed its assessment of certain acquired assets and liabilities, including the valuation of acquired intangible assets, deferred revenue, employee benefit obligations, and the related deferred tax effects. The Group expects to finalize these valuations and the resulting goodwill within the measurement period, which will not exceed one year from the Acquisition Date. Measurement-period adjustments, if any, will be recognized retrospectively as of the Acquisition Date, with corresponding revisions to comparative information, as applicable.
Goodwill represents the excess of the aggregate acquisition-date fair value over the fair value of identifiable assets acquired and liabilities assumed. Goodwill is primarily attributable to the expected benefits from Wecan's assembled workforce, future technology development, commercial expansion and other synergies that do not qualify for separate recognition as identifiable intangible assets. Goodwill has been allocated provisionally to the reporting unit included within the Group's non-reportable segment. Goodwill is recorded in Wecan's functional currency (CHF), is translated into USD at each reporting date in accordance with ASC 830.
Goodwill is not amortized and is tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that it may be impaired, in accordance with ASC 350. No impairment indicators were identified as of June 30, 2026. Goodwill is not expected to be deductible for income tax purposes.
The acquired technology and trademarks are being amortized on a straight-line basis over preliminary estimated useful lives of 15 years. The weighted-average useful life of the acquired identifiable intangible assets is approximately 15 years.

	USD'000
Technology	4,062
Trademarks	1,248
Acquired identifiable intangible assets	**5,310**

For the period from June 1, 2026, through June 30, 2026, Wecan contributed revenue of USD 24,333 and net loss of USD 148,543 to the Group's condensed consolidated results.

Supplemental Pro Forma Information (Unaudited)

The following unaudited pro forma consolidated financial information presents the combined results of SEALSQ and Wecan as if the acquisition had occurred on January 1, 2025:

	6 months ended June 30,	
USD'000	**2026**	**2025**
Revenue	11,487	5,453
Net income (loss)	(28,209)	(21,300)

The unaudited pro forma financial information includes adjustments to reflect incremental amortization of acquired identifiable intangible assets, related income tax effects, the acquisition-date remeasurement of the previously held equity interest, acquisition-related transaction costs and elimination of intercompany transactions. The pro forma financial information does not reflect potential synergies or integration costs and is not necessarily indicative of the results that would have occurred or of future results.

Note 7. Asset acquisition

On June 1, 2026, SEALSQ Corp acquired 100% of the outstanding shares of Miraex SA, a Swiss technology company focused on photonic integrated circuit technologies for quantum computing and quantum communications.
The Group evaluated the acquisition under ASC 805, Business Combinations, and elected to apply the optional concentration test. Approximately 92.9% of the fair value of the gross assets acquired was concentrated in Miraex' proprietary Thin Film Lithium Tantalate photonic integrated circuit technology. Accordingly, substantially all of the fair value of the gross assets acquired was concentrated in a single identifiable asset or group of similar identifiable assets, the acquired set did not meet the definition of a business, and the transaction was accounted for as an asset acquisition in line with ASC 805.

The total acquisition cost was USD 5.8 million (CHF 4.6 million) and consisted of the following components:

	USD'000
Base purchase price	5,046
Amounts paid to third-party convertible-loan holders	724
Direct transaction costs	75
Total acquisition cost paid in cash	**5,845**

Direct transaction costs were capitalized as part of the cost of the asset acquisition. The Group's CHF 0.5 million pre-closing convertible loan entered into on March 24, 2026, with Miraex, which was applied toward SEALSQ's capital subscription at closing but was not included in the above base purchase price, and a separate CHF 0.5 million capital contribution to fund Miraex' operations and development were accounted for as separate shareholder capital transactions and were not included in acquisition cost.

The following table summarizes the allocation of acquisition cost as of June 1, 2026:

	USD'000
Acquired technology	7,524
Property, plant and equipment	261
Cash and cash equivalents	254
Inventory	118
Other receivables	81
Other assets	56
Total assets acquired	**8,294**
Deferred income tax liability	(1,128)
Financial liabilities	(765)
Pension liabilities	(270)
Accounts payable	(161)
Other liabilities	(125)
Total liabilities assumed	**(2,449)**
Net assets acquired / total acquisition cost	**5,845**

The acquisition cost was allocated to the assets acquired and liabilities assumed based on their relative fair values, subject to the requirements of other applicable US GAAP. The principal asset recognized was acquired technology with an initial carrying amount of USD 7.5 million (CHF 5.9 million). A deferred income tax liability of USD 1.1 million (CHF 0.9 million) was recognized in connection with the acquired technology. Because the transaction was accounted for as an asset acquisition, no goodwill was recognized.

The acquired technology is being amortized on a straight-line basis over its estimated useful life of 14.6 years. Amortization commenced on June 1, 2026.

Note 8. Fair value measurements

ASC 820 establishes a three-tier fair value hierarchy for measuring financial instruments, which prioritizes the inputs used in measuring fair value. These tiers include:

- Level 1, defined as observable inputs such as quoted prices in active markets;
- Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
- Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

	As of June 30, 2026		As of December 31, 2025			
USD'000	**Carrying amount**	**Fair value**	**Carrying amount**	**Fair value**	**Fair value level**	**Note ref.**
Recurring fair value measurements						
Available-for-sale debt securities, noncurrent	128	128	129	129	3	20
Investment, current	2,449	2,449	10,032	10,032	2	12

In addition to the methods and assumptions we use to record the fair value of financial instruments as discussed in the Fair Value Measurements section above, we used the following methods and assumptions to estimate the fair value of our financial instruments:

- Available-for-sale debt securities, noncurrent - fair value remeasured as of reporting period, based on information available.
- Investment, current – consists of a managed investment account held with UBS Switzerland AG. Although the account is made up of a diversified, actively managed portfolio, including publicly traded equity securities, investment funds and exchange-traded funds, fixed-income instruments, structured products, and fiduciary call deposits and short-term cash balances, with fair value levels ranging from Level 1 to Level 3, fair value is remeasured as of reporting period, based on the statement of assets made available by UBS at the reporting date, which falls under Level 2.

The carrying amounts of accounts receivable, accounts payable, notes payable, and indebtedness to related parties approximate their fair values due to the short-term nature of these instruments. The carrying amount of bonds, mortgages and other long-term debt approximates fair value as the underlying interest rates are consistent with current market rates. These financial instruments are not measured at fair value on a recurring or nonrecurring basis and are accordingly not included in the fair value hierarchy table above; the fair value information above is provided solely in accordance with ASC 825-10-50-10.
Investments in SAFEs and equity securities without a readily determinable fair value are accounted for under the measurement alternative in ASC 321 (cost minus impairment) and are therefore not fair value measurements; see Note 23 for the related carrying amounts and impairment assessment.

Note 9. Cash and cash equivalents

Cash consists of deposits held at major banks.

Note 10. Accounts receivable

The breakdown of the accounts receivable balance is detailed below:

USD'000	As of June 30, 2026 (unaudited)	As of December 31, 2025
Trade accounts receivable	5,333	4,649
Allowance for credit losses	(369)	(380)
Accounts receivable from shareholders	14,063	8,107
Accounts receivable from other related parties	2,610	549
Accounts receivable from underwriters, promoters, and employees	59	7
Other accounts receivable	10	12
Total accounts receivable, net of allowance for credit losses	**21,706**	**12,944**

As of June 30, 2026, accounts receivable from shareholders consisted of a receivable from WISeKey International Holding Ltd ("WISeKey"), which controls a majority of the Group's voting rights as of June 30,2026, in relation to services provided by SEALSQ and pension liabilities due by WISeKey following a transfer of employees from WISeKey to SEALSQ.

Accounts receivable from other related parties consisted of balances due from WISeKey subsidiaries (WISeKey SA, SEALCOIN AG and WISeSat.Space AG) in relation to services provided by SEALSQ, pension liabilities due by WISeKey SA following employee transfers to SEALSQ, as well as receivables from Quantix Edge Security and Quobly. See Note 41 for details on related parties.

Note 11. Inventories

Inventories consisted of the following:

USD'000	As of June 30, 2026 (unaudited)	As of December 31, 2025
Raw materials	500	670
Work in progress	597	192
Finished goods	1,004	1,150
Total inventories	**2,101**	**2,012**

Note 12. Investment, current

Managed Investment Account

In November 2025, the Group entered into a discretionary asset management arrangement with UBS Switzerland AG ("UBS") and opened an investment account under the UBS "Manage Premium" mandate (the "UBS Investment Account). Under the terms of the arrangement, UBS is authorized to manage the assets held in the UBS Investment Account on a discretionary basis within agreed investment parameters. The UBS Investment Account is maintained for investment purposes and not for day-to-day operating cash needs.

The UBS Investment Account consists of a diversified, actively managed portfolio, including publicly traded equity securities, investment funds and exchange-traded funds, fixed-income instruments, structured products, and fiduciary call deposits and short-term cash balances held to facilitate portfolio management.

The UBS Investment Account is classified as current investments and is measured at fair value at each reporting date. Changes in fair value, including unrealized gains and losses, are recognized in earnings. Fair value is determined based on UBS account statements reflecting observable market prices for the underlying investments.

Cash balances and call deposits held within the UBS Investment Account are not segregated or designated for operating use and are maintained as part of the overall investment strategy. Accordingly, such balances are not classified as cash or cash equivalents

Note 13. Government assistance

SEALSQ France SAS and IC'Alps SAS are eligible for research tax credits provided by the French government. As of June 30, 2026 and December 31, 2025, the receivable balances in respect of these research tax credits owed to the Group were respectively USD 6,613,247 and USD 4,578,813, each translated at the period-end exchange rate.

The credit is deductible from the entity's income tax charge for the year or payable in cash the following year, whichever event occurs first. Refundable R&D tax credits are accounted for as government assistance in accordance with ASC 832 and are recognized in the consolidated financial statements consistent with the Group's accounting policy.
In addition, the Companies are also entitled to receive other grants, including interest subvention—a government incentive that subsidizes or reduces the interest cost on eligible borrowings (see Note 28 for further details)—as well as reimbursements for certain expenses.

Note 14. Other current assets

Other current assets consisted of the following:

USD'000	As of June 30, 2026 (unaudited)	As of December 31, 2025
Value-Added Tax receivable	1,076	733
Advanced payment to suppliers	235	303
Deposits, current	32	5
Customer contract assets, current	-	451
Other current assets	49	42
Total other current assets	**1,392**	**1,534**

Note 15. Deferred tax credits

Most of our deferred tax credits balance relates to Swiss withholding tax charged on financial interest that is recoverable after the end of each tax year.

Note 16. Property, plant and equipment

Property, plant and equipment, net consisted of the following.

USD'000	As of June 30, 2026 (unaudited)	As of December 31, 2025
Machinery and equipment	15,711	14,554
Buildings and leasehold improvements	218	224
Office equipment and furniture	2,446	2,421
Computer equipment and licenses	1,220	698
Total property, plant and equipment, gross	19,595	17,897
Accumulated depreciation for:		
Machinery and equipment	(11,599)	(11,284)
Buildings and leasehold improvements	(27)	(13)
Office equipment and furniture	(2,351)	(2,334)
Computer equipment and licenses	(604)	(496)
Total accumulated depreciation	(14,581)	(14,127)
Total property, plant and equipment, net	**5,014**	**3,770**
Depreciation charge for the 6 months ended June 30,	436	315

In the six months ended June 30, 2026, SEALSQ did not identify any events or changes in circumstances indicating that the carrying amount of any asset may not be recoverable. As a result, the Group did not record any impairment charge on property, plant and equipment in the six months ended June 30, 2026.

The useful economic life of property plant and equipment is as follows:

- Machinery, equipment and production tools 5 to 10 years
- Office equipment and furniture 2 to 5 years
- Production masks 5 years
- Probe cards 5 years
- Licenses 3 years
- Software 1 year

Note 17. Intangible and crypto assets

Intangible and crypto assets consisted of the following:

USD'000	As of June 30, 2026 (unaudited)	As of December 31, 2025
Crypto assets under the cost-less-impairment model:		
WECAN tokens	-	500
Crypto assets and related balances:		
USDC tokens and related market-maker receivable	82	-
Total crypto assets and related balances, net	**82**	**500**
Intangible assets subject to amortization:		
Trademarks	1,912	676
Patents	2,282	2,281
License agreements	5,336	5,449
Customer relationships	12,730	13,127
Technology	12,908	-
Other intangibles	3,624	5,277
Total intangible assets, gross	38,874	27,310
Accumulated amortization for:		
Trademarks	(82)	(31)
Patents	(2,281)	(2,281)
License agreements	(3,365)	(2,463)
Customer relationships	(614)	(288)
Technology	(219)	-
Other intangibles	(1,908)	(1,294)
Total accumulated amortization	(8,469)	(6,357)
Total intangible assets subject to amortization, net	**30,323**	**20,453**
Total intangible assets, net	**30,405**	**20,953**
Amortization charge for the 6 months ended June 30,	2,296	-

Management evaluated the acquired identifiable intangible assets and other long-lived assets under ASC 360 and concluded that the asset group was recoverable, and no impairment loss was required as of June 30, 2026.

At December 31, 2025, the Group held 195,788,312 WECAN utility tokens received through token purchase and service arrangements with Wecan. Because Wecan was a related party, the WECAN tokens were outside the scope of ASC 350-60 and were accounted for as indefinite-lived intangible assets under ASC 350-30 using a cost-less-impairment model.
Immediately prior to obtaining control of Wecan on June 1, 2026, the carrying amount of the WECAN tokens was USD 561,377. Based on observable market pricing at May 31, 2026, the Group recognized an impairment loss of USD 322,668, reducing the carrying amount to USD 238,709.Upon consolidation of Wecan on June 1, 2026, the remaining USD 238,709 carrying amount was derecognized because WECAN is issued by a consolidated subsidiary and no corresponding obligation was recognized within Wecan. Accordingly, the consolidated carrying amount of WECAN tokens was nil at June 30, 2026.
The Group continues to track the underlying WECAN token quantities notwithstanding the nil carrying amount at June 30, 2026. Any subsequent external transfer or disposal will be accounted for based on the terms and substance of the transaction.

At June 30, 2026, the Group held 65,412 USDC tokens through Wecan's Uniswap liquidity arrangement. The USDC tokens were owned and withdrawable by Wecan and had a fair value of USD 65,412 at June 30, 2026. The remaining USD 16,214 included within crypto assets and related balances relates to a market-maker receivable.

As of June 30, 2026, a balance of USD 2,786,454 of license fees was outstanding in line with agreed payment terms, made up of USD 1,906,039 payable in the next 12 months recorded in accounts payable and USD 880,415 payable in long-term recorded in other noncurrent liabilities on the consolidated balance sheet.

The useful economic life of intangible assets is as follows:

- Technology 15 years
- Trademarks 9 to 15 years
- Patents 5 to 10 years
- License agreements 1 to 3 years
- Customer relationships 19 years
- Other intangibles 2 to 9 years

Future amortization charges are detailed below:

Future estimated aggregate amortization expense **Year**	**USD'000**
2026	2,647
2027	3,306
2028	2,053
2029	1,786
2030 and beyond	20,531
Total intangible assets subject to amortization, net	**30,323**

Note 18. Leases

The Group has historically entered into a number of lease arrangements under which it is the lessee. As of June 30, 2026, the SEALSQ Group holds six operating leases which relate to premises.
We do not sublease. All our operating leases include multiple optional renewal periods which are not reasonably certain to be exercised.

As of June 30, 2026, the Group holds five finance leases relating to IT equipment. During the six months ended June 30, 2026, the Group completed one sale and leaseback transaction relating to IT equipment. The transaction met the criteria for a sale under ASC 606, and, accordingly, the Group derecognized the assets sold and recognized a right-of-use asset and lease liability in accordance with ASC 842. The leaseback arrangements are classified as finance leases.

During the six months ended June 30, 2026 and 2025, we recognized rent expenses associated with our leases as follows:

	Unaudited 6 months ended June 30,	
USD'000	**2026**	**2025**
Finance lease cost:		
Amortization of right-of-use assets	37	-
Interest on lease liabilities	2	-
Operating lease cost:		
Fixed rent expense	415	178
Variable lease cost	70	-
Short-term lease cost	-	-
Net lease cost	**524**	**178**
Lease cost - Cost of sales		-
Lease cost - General & administrative expenses	524	178
Net lease cost	**524**	**178**

In the six months ended June 30, 2026 and 2025, we had the following cash and non-cash activities associated with our leases:

	Unaudited 6 months ended June 30,	
USD'000	**2026 (unaudited)**	**2025**
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	415	178
Financing cash flows from finance leases	39	-
Non-cash investing and financing activities:		
Net lease cost	524	178
Additions to ROU assets obtained from:		
New operating lease liabilities	-	70
New finance lease liabilities	39	-

The following table provides the details of right-of-use assets and lease liabilities as of June 30, 2026, and as of December 31, 2025:

USD'000	As of June 30, 2026 (unaudited)	As of December 31, 2025
Right-of-use assets:		
Operating leases	5,874	6,113
Finance leases	87	126
Total right-of-use assets	**5,961**	**6,239**
Lease liabilities:		
Operating leases	5,799	6,191
Finance leases	90	129
Total lease liabilities	**5,889**	**6,320**

As of June 30, 2026, future minimum annual lease payments were as follows.

Year (USD'000)	Operating	Finance	Total
2026	451	28	**479**
2027	873	52	**925**
2028	853	36	**889**
2029	853	9	**862**
2030 and beyond	3,586	10	**3,596**
Total future minimum operating and finance lease payments	**6,616**	**135**	**6,751**
Less effects of discounting	(817)	(45)	(862)
Lease liabilities recognized	**5,799**	**90**	**5,889**

As of June 30, 2026 the weighted-average remaining lease term was 7.50 years for operating leases and 2.90 years for finance leases.

As leases do not provide an implicit rate, we calculated an estimate rate based upon the estimated incremental borrowing rate of the Group. The weighted average discount rate associated with operating lease as of June 30, 2026 was 3.71%. The weighted average discount rate associated with finance lease as of June 30, 2026 was 2.92%.

Note 19. Goodwill

The Group performs its annual goodwill impairment test on October 1 of each year, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Under the quantitative test, the fair value of each reporting unit is compared with its carrying amount, including goodwill. If the carrying amount exceeds the reporting unit's fair value, an impairment charge is recognized in an amount equal to the excess, limited to the total amount of goodwill allocated to that reporting unit.

On August 4, 2025, the Group acquired 100% of IC'Alps SAS. In connection with the acquisition, goodwill of EUR 4,815,338 was recognized as part of the purchase price allocation under ASC 805. On June 1, 2026, the Group acquired control of Wecan and goodwill of CHF 4,849,470 was recognized in connection with the acquisition, as further described in Note 6. Business Combinations.

In the ASIC segment, the goodwill relates to the acquisition of IC'Alps, which represents the reporting unit for purposes of goodwill impairment testing. During the six months ended June 30, 2026, management reviewed IC'Alps' performance against budget as part of its interim goodwill impairment assessment. Based on this assessment, including current project activity and the longer-term business outlook, management concluded that a quantitative goodwill impairment test was not required, and no impairment loss was recognized as of June 30, 2026. The Group's next annual goodwill impairment test will be performed as of October 1, 2026.
Goodwill arising from the Wecan acquisition is included within the Group's non-reportable segment. Management evaluated whether any events or changes in circumstances through June 30, 2026, indicated that the goodwill may be impaired. No such indicators were identified, and no impairment loss was recognized as of June 30, 2026.

IC'Alps' functional currency is the Euro (EUR) and Wecan's functional currency is the Swiss Franc (CHF). Accordingly, goodwill recognized in connection with these acquisitions was recorded in the respective functional currencies and is translated into the Group's reporting currency (USD) at each reporting date in accordance with ASC 830. Translation adjustments are recorded in accumulated other comprehensive income and do not impact net income.

USD'000	ASIC Segment	Non-reportable Segment	Total
Goodwill balance as of December 31, 2024	**-**		**-**
Goodwill acquired during the year	5,504	-	5,504
Currency translation adjustment	152	-	152
Impairment losses	-	-	-
As of December 31, 2025			
Goodwill	5,504	-	5,504
Accumulated currency translation adjustment	152	-	152
Goodwill balance as of December 31, 2025	**5,656**	**-**	**5,656**
Goodwill acquired during the period	-	6,209	6,209
Currency translation adjustment	(170)	-	(170)
Impairment losses	-	-	-
As of June 30, 2026			
Goodwill	5,504	6,209	11,713
Accumulated currency translation adjustment	(18)	-	(18)
Goodwill balance as of June 30, 2026	**5,486**	**6,209**	**11,695**

The assessment of goodwill impairment requires judgment, including the evaluation of qualitative factors such as operating performance, projected cash flows, industry and market conditions, and other relevant events and circumstances. Changes in these factors could result in future impairment charges.

Note 20. Available-for-sale debt securities, noncurrent

The following table summarizes the amortized cost, gross unrealized gains and losses, and fair value of our available-for-sale debt securities. Unrealized gains and losses are recorded in other comprehensive income under unrealized gain or loss on available-for-sale debt securities.

Type of security	Amortized cost USD'000	Unrealized gains USD'000	Unrealized losses USD'000	Fair value USD'000	Maturity
Convertible corporate bonds	129	-	1	128	1 to 5 years
Total	**129**	**-**	**1**	**128**	

As of June 30,2026, the Group held one convertible corporate bond issued by ColibriTD, a French Quantum-as-a-Service (QaaS) company.

Note 21. Investments in unconsolidated affiliates

Quantix Edge Security S.L.

On September 11, 2025, SEALSQ made a EUR 0.75 million capital contribution to Quantix Edge Security S.L. (“Quantix”), a Spanish joint venture, and acquired a 5.0% ownership interest. SEALSQ determined that it does not control Quantix but has the ability to exercise significant influence. Accordingly, the investment is accounted for under the equity method of accounting. The investment was initially recorded at cost. No material basis differences requiring amortization were identified at the acquisition date.

Quantix was in a pre-operational stage as of June 30, 2026, and an equity method loss of USD 41,959 was recognized for the six months ended June 30, 2026. As of June 30, 2026, the carrying amount of the investment was USD 835,776 and no impairment indicators were identified.
Management evaluated the significance of Quantix under Rule 1-02(w) of Regulation S-X as of and for the six months ended June 30, 2026. None of the applicable thresholds exceeded 20%. Accordingly, summarized financial information is not required.

Note 22. Investments in unconsolidated related party affiliates

WISeSat.Space Corp

On November 6, 2025, the Group invested USD 10.0 million in WISeSat.Space Corp (“WISeSat Corp”) and acquired 870 shares, representing an 8.08% ownership interest; the remaining ownership interest is held by WISeKey. The Group determined that it does not control WISeSat Corp but has the ability to exercise significant influence. Accordingly, the investment is accounted for under the equity method. Because the Group and WISeSat Corp are under the common control of WISeKey, the investment is presented as an investment in an unconsolidated related-party affiliate. The investment was initially recorded at cost, and no material basis differences requiring amortization were identified.

For the six months ended June 30, 2026, the Group recognized an equity method loss of USD 340,817. As of June 30, 2026, the carrying amount of the investment was USD 9,617,266 and no impairment indicators were identified.

Management evaluated the significance of WISeSat Corp under Rule 1-02(w) of Regulation S-X as of and for the six months ended June 30, 2026. None of the applicable thresholds exceeded 20%. Accordingly, summarized financial information is not required.

Note 23. Other investments

Investment in SAFE

On December 4, 2025, February 16, 2026, and May 25, 2026, the Group entered into Simple Agreements for Future Equity ("SAFEs", and individually, “SAFE”) with EeroQ Corporation ("EeroQ"), a privately held U.S.-based quantum computing company. The investments do not convey equity ownership, voting rights, or significant influence at inception.

The Group invested an aggregate of USD 7.0 million under the SAFEs, consisting of an initial investment of USD 1.0 million in December 2025, USD 1.0 million in February 2026, and a further investment of USD 5.0 million in May 2026.

The SAFEs provide the Group with contractual rights to receive equity interests or cash upon the occurrence of specified future events, including qualifying equity financing, liquidity events, or dissolution events.

The investments are measured at cost less impairment as they do not have a readily determinable fair value. The Group evaluates the investments for impairment and observable price changes in orderly transactions for identical or similar investments of the same issuer at each reporting date.

As of June 30, 2026, the carrying amount of the SAFE investments was USD 7.0 million. Management concluded that no impairment indicators or observable price changes requiring adjustment were identified during the period.

Investment in equity securities

On May 26, 2026, SEALSQ acquired 16,666 Series A preferred shares of Quobly SAS ("Quobly"), a French quantum computing company developing silicon-based quantum processors, together with attached anti-dilution warrants, for an aggregate consideration of EUR 14,999,400. The investment represents approximately 7.4% ownership of Quobly on a non-diluted basis and is accounted for as an investment in equity securities under ASC 321. As Quobly is a privately held company and the investment does not have a readily determinable fair value, the investment is measured using the measurement alternative and is recorded at cost, less impairment, and adjusted for observable price changes in orderly transactions for identical or similar investments of the same issuer.

As of June 30, 2026, the carrying amount of the investment was USD 17,453,872 (EUR 14,999,400) and management concluded that no impairment indicators or observable price changes requiring adjustment existed.

In connection with the investment, SEALSQ entered into a five-year Joint Cooperation Agreement with Quobly to provide EUR 5.0 million of future orders and annual prepayments of EUR 1.0 million. The initial prepayment for the first year was recognized under accounts receivable from other related parties and customer contract liability, current, as of June 30, 2026. Refer to Note 41 for the related-party disclosure.

Note 24. Other noncurrent assets

Other noncurrent assets consisted of noncurrent deposits. Deposits are primarily made up of rental deposits on the premises rented by the Group.

Note 25. Accounts payable

The accounts payable balance consisted of the following:

USD'000	As of June 30, 2026 (unaudited)	As of December 31, 2025
Trade creditors	5,437	4,893
Accounts payable to shareholders	1,232	1,563
Accounts payable to board members	5	632
Accounts payable to other related parties	740	617
Accounts payable to underwriters, promoters, and employees	11,252	2,856
Other accounts payable	5,184	6,257
Total accounts payable	**23,850**	**16,818**

As of June 30, 2026, accounts payable to Board Members are made up of a balance of USD 4,680 payable to John O’Hara in relation to a tax refund (see Note 41 for detail).

Accounts payable to other related parties are made up of the following (see Note 41 for detail):

- a balance of USD 340,097 payable to WISeCoin AG in relation to accumulated interest on a loan repaid in 2025,
- a balance of USD 256,178 payable to WISeKey SA in relation to recharge of employee costs,
- a balance of USD 139,051 payable to related parties of Carlos Moreira in relation to accrued bonus and social charges thereon, and
- a balance of USD 5,158 payable to Antoine Kohler, member of the board of the Wecan Group, in relation to his board fee.

Accounts payable to shareholders consist of short-term payables due to WISeKey International Holding Ltd in relation to interest owed on the recharge of management services (see Note 41).

Accounts payable to underwriters, promoters and employees consist primarily of payable balances to employees in relation to holidays, bonus and 13th month accruals across the Group.

Other accounts payable are mostly accruals of social charges in relation to the accrued liability to employees as well as accruals in relation to non-trade creditors such as various professional fees.

Note 26. Notes payable

As of June 30, 2026, notes payable consisted of short-term borrowings and the current portion of long-term borrowings. For further information regarding repayment terms and interest rates, refer to Note 28.

Note 27. Other current liabilities

Other current liabilities consisted of the following:

USD'000	As of June 30, 2026 (unaudited)	As of December 31, 2025
Customer contract liability, current	1,512	1,600
Supplier contract liability	328	-
Stamp duty liability	6,776	5,659
Other tax payable	1,323	1,191
Stock-based compensation liability, current	-	1,538
Other current liabilities	187	-
Total other current liabilities	**10,126**	**9,988**

Note 28. Bonds, mortgages and other long-term debt

Borrowings as of June 30, 2026, primarily relate to financing arrangements held by IC'Alps. The Group also assumed certain borrowings in connection with the acquisition of Miraex on June 1, 2026. Debt is classified as current or noncurrent based on the contractual terms of the respective arrangements and the Group's right to defer settlement as of June 30, 2026. Interest expense is recognized using the effective interest method in accordance with ASC 835-30, as applicable.

Debt consisted of the following:

	USD'000
Bpifrance Innovation R&D Loan	425
Bpifrance Innovation Loan	364
PGE loans (CIC, Bpifrance and BNP)	178
Recoverable advances – Bpifrance (Innovation and BELICIM)	175
Miraex borrowings	109
Total debt	**1,251**
Less: current portion	**(555)**
Noncurrent portion	**696**

The aggregate contractual principal maturities of debt as of June 30, 2026, are presented below. Amounts represent contractual principal repayments, translated using June 30, 2026, exchange rates, and exclude interest and unamortized discounts.

Year	USD'000
2026	378
2027	440
2028	285
2029	199
2030 and thereafter	28
Total contractual principal	**1,330**

Bpifrance Innovation – Research & Development Loan Agreement

On June 30, 2022, Bpifrance Financement granted IC'Alps an Innovation – Research & Development Loan in the amount of EUR 500,000 to support an R&D program focused on optimizing the energy consumption of integrated circuits. The loan is repayable in quarterly installments through March 31, 2030, and bears a fixed interest rate of 2.06% per annum. A processing fee was withheld from the proceeds at issuance. As the loan was granted at market terms and transaction costs were immaterial, interest expense is recognized at the stated contractual rate.

As of June 30, 2026, the carrying amount of the loan was EUR 372,940 (USD 424,835), of which EUR 98,260 (USD 111,933) was classified as current and EUR 274,680 (USD 312,903) was classified as noncurrent.

Bpifrance Innovation Loan

On June 30, 2022, Bpifrance Financement granted IC'Alps a business loan in the amount of EUR 500,000 to finance intangible expenditures related to the industrial and commercial launch of an innovation. The loan is repayable through June 30, 2029, and bears a fixed contractual interest rate of 4.29% per annum. A processing fee was withheld from the proceeds at issuance. The loan was initially measured at fair value, and interest expense is recognized subsequently using the effective interest method at an effective interest rate of 5.25% per annum.

As of June 30, 2026, the carrying amount of the loan was EUR 319,880 (USD 364,392), of which EUR 97,455 (USD 111,016) was classified as current and EUR 222,425 (USD 253,376) was classified as noncurrent.

PGE loan – CIC Lyonnaise de Banque

On May 12, 2020, CIC Lyonnaise de Banque granted IC'Alps a state-guaranteed cash-flow loan ("PGE") in the amount of EUR 600,000 as part of the French government's COVID-19 economic support measures. Following an amendment effective May 15, 2021, repayment was rescheduled over a 60-month period and interest accrues at a fixed rate of 0.70% per annum on the outstanding principal, together with guarantee fees. The facility was substantially repaid by June 30, 2026.

PGE Soutien Innovation loan – Bpifrance

On June 15, 2020, Bpifrance Financement granted IC'Alps a state-guaranteed cash-flow loan in the amount of EUR 600,000. Following an amendment effective June 15, 2021, principal and interest were rescheduled over 20 quarterly installments, and interest accrues at a fixed rate of 3.35% per annum. The facility was substantially repaid by June 30, 2026.

PGE loan – BNP Paribas

On June 14, 2022, BNP Paribas granted IC'Alps a state-guaranteed business loan in the amount of EUR 300,000. Following an amendment effective June 13, 2023, repayment of principal, interest and guarantee fees was rescheduled over a 60-month period, and interest accrues at a fixed rate of 3.75% per annum.

As of June 30, 2026, the aggregate carrying amount of the CIC, Bpifrance and BNP PGE loan population was EUR 156,585 (USD 178,374), of which EUR 75,940 (USD 86,507) was classified as current and EUR 80,645 (USD 91,867) was classified as noncurrent. The balance principally relates to the BNP Paribas facility.

Recoverable advance from Bpifrance ("Avance Innovation")

On July 3, 2018, Bpifrance Financement granted IC'Alps an interest-free repayable advance ("Avance Innovation") in the amount of EUR 652,000 to support the development of analog and digital components for ultrasonic solutions. The advance was disbursed in three installments and is repayable in 20 equal quarterly installments ending September 30, 2026. The advance was initially measured at fair value, and interest expense is recognized subsequently using the effective interest method at an effective interest rate of 4.18% per annum. The difference between the fair value at initial recognition and the proceeds received was recognized as deferred grant income and is recognized in income over the related period.

As of June 30, 2026, the carrying amount of the advance was EUR 30,922 (USD 35,225), all of which was classified as current.

BELICIM project – Bpifrance grant and recoverable advance agreement

On February 28, 2020, IC'Alps entered into a multi-party aid agreement with Bpifrance Financement under the PSPC-Régions Call for Projects (BELICIM). The aid available to IC'Alps was structured as a recoverable advance and a grant component. The recoverable advance is repayable in four annual installments commencing December 31, 2024, unless the project is declared a technico-economic failure. The advance was initially measured at fair value, and interest expense is recognized subsequently using the effective interest method at an effective interest rate of 0.94% per annum.

As of June 30, 2026, the carrying amount of the recoverable advance was EUR 122,492 (USD 139,537), of which EUR 80,491 (USD 91,692) was classified as current and EUR 42,000 (USD 47,845) was classified as noncurrent.

Miraex borrowings

In connection with the acquisition of Miraex SA on June 1, 2026, the Group assumed a CHF 50,000 loan from Bühler AG and an interest-free loan from the Foundation for Technological Innovation ("FIT"). The Bühler loan bears interest at 4% per annum and matures on December 31, 2026. The FIT loan was originally issued for CHF 100,000 and is measured at amortized cost using a 4% effective interest rate. The difference between the proceeds received and the initial fair value of the FIT loan was recognized as deferred grant income and is recognized in income over the financing period.

As of June 30, 2026, the aggregate carrying amount of the Miraex borrowings was CHF 87,824 (USD 108,719), consisting of CHF 50,000 related to the Bühler loan and CHF 37,824 related to the FIT loan. The full amount was classified as current at June 30, 2026.

Note 29. Indebtedness to related parties

On April 1 and October 1, 2019, the SEALSQ Group entered into loan agreements with WISeCoin AG, an affiliate of WISeKey, for, respectively. EUR 250,000 (the "WISeCoin Euro Loan") and USD 2,750,000 (the "WISeCoin USD Loan") (together, the "WISeCoin Loans"). The WISeCoin Loans bear interest at 3% per annum, amended to 2.5% on November 3, 2022, and have no maturity date.

On April 1, 2021, the Group entered into a Debt Remission Agreement (the "Debt Remission") with WISeKey pursuant to which EUR 5 million (USD 5,871,714 at historical rate) of outstanding indebtedness was remitted without compensation. Under the terms of the Debt Remission, WISeKey retained the right to reinstate the debt and require repayment in fiscal years in which SEALSQ France SAS achieves positive income before income tax expense. Accordingly, the amount subject to the Debt Remission continued to be recognized as a noncurrent related-party liability and was revalued at each period end at the applicable closing rate. On December 20, 2023, WISeKey agreed to write off EUR 2 million (USD 2,191,282 at historical rate), leaving EUR 3 million (USD 3,105,300) outstanding.

In 2025, the Group repaid in full the outstanding EUR 3 million Debt Remission as well as the WISeCoin USD Loan principal in an amount of USD 2,750,000 and interest thereon of USD 403,420. The WISeCoin Euro Loan and interest thereon remained outstanding for a total amount of USD 305,700 as of December 31, 2025.
As of December 31, 2025, the Group owed WISeKey and its affiliates USD 2,180,054 in current payables corresponding to the WISeCoin Euro Loan, unpaid interest and management fees, and had a current receivable of USD 8,656,171 from WISeKey corresponding to management fees and advances.

As of June 30, 2026, the Group owed WISeKey and its affiliates USD 1,967,370 in current payables corresponding to the WISeCoin Euro Loan, unpaid interest and management fees. The WISeCoin Euro Loan and interest thereon remain outstanding and classified as current, for a total amount of USD 340,097 as of June 30, 2026.
As of June 30, 2026, the Group also had a current receivable of USD 16,672,411 from WISeKey and its affiliates corresponding to management fees and advances.

Note 30. Employee benefit plans

Defined benefit post-retirement plan

The Group maintains five pension plans: one maintained by each of SEALSQ Corp, Wecan and Miraex covering their employees in Switzerland, one maintained by SEALSQ France SAS and one maintained by IC'Alps SAS, both covering their employees in France.

All plans are considered defined benefit plans and accounted for in accordance with ASC 715 Compensation – Retirement Benefits. This model allocates pension costs over the service period of employees in the plan. The underlying principle is that employees render services ratably over this period, and therefore, the income statement effects of pensions should follow a similar pattern. ASC 715 requires recognition of the funded status or difference between the fair value of plan assets and the projected benefit obligations of the pension plan on the balance sheet, with a corresponding adjustment recorded in the net loss. If the projected benefit obligation exceeds the fair value of the plan assets, then that difference or unfunded status represents the pension liability.

The Group records net service cost as an operating expense and other components of defined benefit plans as a non-operating expense in the statement of comprehensive loss.

The liabilities and annual income or expense of the pension plan are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate and the long-term rate of asset return (based on the market-related value of assets). The fair value of plan assets is determined based on prevailing market prices.

The defined benefit pension plan maintained by SEALSQ France SAS and IC'Alps SAS, and their obligations to employees in terms of retirement benefits, is limited to a lump sum payment based on remuneration and length of service, determined for each employee. The plan is not funded, which means that there are no plan assets.

The pension liability calculated as of June 30, 2026 for SEALSQ Corp, SEALSQ France SAS and IC'Alps SAS is based on annual personnel costs and assumptions as of December 31, 2025. The pension liability calculated as of June 30, 2026 for Wecan and Miraex is based on annual personnel costs and assumptions as of May 31, 2026.

The expected future cash flows to be paid by the Group for employer contribution for the year ended December 31, 2026 are approximately USD 211,000.

Movement in Funded Status	**6 months ended June 30,**	
USD'000	**2026**	**2025**
Net service cost	250	90
Interest cost / (credit)	74	41
Expected return on Assets	(152)	(85)
Amortization on net (gain) / loss	49	36
Amortization on prior service cost / (credit)	66	39
Foreign currency translation adjustments	3	-
Total net periodic benefit cost / (credit)	**290**	**121**
Employer contributions paid in the period	(211)	(96)
Total Cash flow	**(211)**	**(96)**

Note 31. Commitments and contingencies

Lease commitments

The future payments due under leases are shown in Note 18.

Warranties and indemnifications

The Group's product and service sales agreements are evaluated under ASC 606 and ASC 460 to determine whether a warranty is an assurance-type warranty (accounted for under ASC 460) or a service-type warranty that represents a separate performance obligation under ASC 606. All of the warranties described below are assurance-type: none provide the customer with a service beyond assurance that the related product or service will perform in accordance with its agreed-upon specifications, and none give rise to a separate performance obligation.

Certain of the Group's sales agreements also include provisions indemnifying customers against liabilities arising from an infringement of a third party's intellectual property rights, or from a breach of confidentiality or service-level requirements. It is not possible to determine the maximum potential amount payable under these indemnification agreements, given the Group's lack of history of indemnification claims and the unique facts and circumstances of each agreement. To date, the Group has not incurred any costs, and has not recognized any liability, related to these indemnification obligations.

The Group also provides assurance-type warranties on its ASIC products, with the warranty period and remedy varying by the stage of the product life cycle at which the circuit is delivered. During the development phase (prototypes and pre-series chips), the warranty period is three to six months from the date of delivery. Once a circuit has reached volume production (delivered as a processed, unpackaged semiconductor chip or as a processed wafer), the warranty period is 24 months from the date of delivery, and available remedies include replacement of the product, a credit note, or a rebate on the purchase price.

In both cases, the customer may request that the Group initiate a diagnostic process to assess a potential defect. If the process determines the circuit conforms to specifications — excluding third-party IP or sub-blocks, and except where the customer has modified the product — or if the customer cancels the process before completion, the customer bears the cost of that process. The cost of any redesign outside the scope of the warranty, or of support requested after the warranty period has expired, is chargeable to the customer at cost or at agreed rates. The warranty excludes damage not attributable to the Group, such as damage resulting from improper storage or use by the customer.

In accordance with ASC 460, the Group has classified all of the warranties described above as assurance-type warranties, because each covers only the relevant product's or service's compliance with its agreed-upon specifications. No liability has been recognized for potential warranty claims under any of these warranties, as the Group cannot reasonably estimate the likelihood or amount of future payments. It is not possible to determine the maximum potential amount under these indemnification agreements due to our lack of history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. To date, we have not incurred any costs as a result of such indemnifications and have not accrued any liabilities related to such obligations in our consolidated financial statements.

Note 32. Stockholders' equity

Stockholders' equity consisted of the following:

	As of June 30, 2026		As of December 31, 2025	
Share Capital	*Ordinary Shares*	*F Shares*	*Ordinary Shares*	*F Shares*
Par value per share	USD 0.01	USD 0.05	USD 0.01	USD 0.05
Share capital (in USD)	2,234,308	74,990	1,915,251	74,990
Total number of authorized shares	500,000,000	10,000,000	500,000,000	10,000,000
Total number of fully paid-in issued shares	223,430,764	1,499,800	191,525,129	1,499,800
Total number of fully paid-in outstanding shares	223,430,764	1,499,800	191,525,129	1,499,800
Total share capital (in USD)	**2,309,298**		**1,990,241**	

Ordinary Shares

Each ordinary share confers upon the shareholder the following rights: the right to attend any meeting of shareholders; the right to one vote per ordinary share on any resolution of shareholders as against each other ordinary share but, as a class, the ordinary shares shall retain 50.01% of SEALSQ's voting power; the right to an equal share in any dividend paid by the Company against each other ordinary share, which shall be one fifth of any amount paid by SEALSQ against each F share but shall not rank in preference or be subordinate to any other share; the right to an equal share in the distribution of the surplus assets of SEALSQ against each other ordinary share, which shall be one fifth of any amount paid by SEALSQ against each F share but shall not rank in preference to any other share; and such other rights and entitlements as may be specified in the articles of association.

F Shares

Each F share confers upon the shareholder the following rights: the right to attend any meeting of shareholders; a number of votes per F share, on any matter that is submitted to a vote of shareholders, that would cause the total votes of all F shares to equal 49.99% of the voting power of all shares (or, if the applicable voting standard is "a majority of the shares present in person or represented by proxy and entitled to vote on such matter", 49.999999% of the voting power of shares present in person or represented by proxy and entitled to vote on such matter); the right to an equal share in any dividend paid by SEALSQ against each other F share, which shall be five times greater than any amount paid by SEALSQ against each ordinary share but which shall not rank in preference to any other share; and the right to an equal share in the distribution of the surplus assets of SEALSQ against each other F share, which shall be five times greater than any amount paid by SEALSQ against each ordinary share but which shall not rank in preference to any other share.

The F shares are subject to mandatory and automatic redemption, in the event of a change of control (being the acquisition by any person or entity, alone or jointly, of more than 50% of the voting rights of any F shareholder which is a corporate entity), as determined by SEALSQ's board of directors, in exchange for the issuance of new ordinary shares at a ratio of five (5) ordinary shares for each one (1) F share redeemed. The F shares are non-transferable

Equity transactions

At-the-Market Facility

On May 19, 2025, SEALSQ entered into an at-the-market ("ATM") equity offering program pursuant to which it may offer and sell ordinary shares having an aggregate offering price of up to USD 100 million from time to time through a designated sales agent.

During the six months ended June 30, 2026, the Group did not sell any ordinary shares under the ATM program. As of June 30, 2026, approximately USD 28.9 million remained available for future sales under the ATM facility.

Share Purchase Agreement with Several Institutional Investors signed in March 2026

On March 15, 2026, the Group entered into a Securities Purchase Agreement (the "March 2026 SPA") with several institutional investors in connection with a registered direct offering led by Maxim Group LLC. Pursuant to the March 2026 SPA, the Group agreed to sell and issue 22,913,630 ordinary shares and pre-funded ordinary share purchase warrants to purchase up to 7,500,000 ordinary shares (the "Pre-funded Warrants"), together with Class E ordinary share purchase warrants to purchase up to 60,827,260 ordinary shares (the "Class E Warrants"), for aggregate gross proceeds of USD 124,999,269.

Each Pre-funded Warrant is exercisable for one ordinary share at an exercise price of USD 0.0001 per share and is immediately exercisable until exercised in full. The Class E Warrants are immediately exercisable, have an exercise price of USD 5.50 per ordinary share, and expire seven years from the date of issuance. Each Class E Warrant is exercisable for one ordinary share.

The ordinary shares, Pre-funded Warrants, and Class E Warrants issued in connection with the March 2026 SPA were assessed as equity instruments and recorded within stockholders' equity in accordance with ASC 480 and ASC 815. The gross proceeds from the transaction were allocated among the ordinary shares and the Pre-Funded Warrants and Class E Warrants based on their relative fair values at the issuance date, with the amounts allocated to ordinary shares recorded in the Common stock - Ordinary shares at par value and the excess credited to APIC, and the amounts allocated to the Pre-Funded Warrants and Class E Warrants recorded in APIC. The fair value of the ordinary shares was determined based on the quoted market price on the issuance date and the fair value of the Pre-Funded Warrants and Class E Warrants was estimated using a Black-Scholes option pricing model.

Issuance costs directly attributable to the transaction of USD 7,775,329 were recorded as a reduction of stockholders' equity and allocated to the ordinary shares and the Pre-Funded Warrants and Class E Warrants on the same relative fair value basis. All pre-funded warrants were exercised as of June 30, 2026, resulting in the issuance of 7,500,000 ordinary shares.

Note 33. Revenue

Nature of goods and services

The Group generates revenues from the sale of semiconductors secure chips and from Digital Certificates, Software as a Service, Software license and Post-Contract Customer Support (PCS) for cybersecurity applications. Products and services are sold principally separately but may also be sold in bundled packages.

The Group also generates revenues by delivering custom ASIC (Application-Specific Integrated Circuit) design and development services during the pre-production phase, and by supplying manufactured ASIC chips during the production phase. These services and products are typically contracted separately but may also be bundled across multiple phases of the ASIC lifecycle.

For bundled packages, the Group accounts for individual products and services separately if they are distinct – i.e. if a product or service is separately identified from other items in the bundled package and if a customer can benefit from it. The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. The stand-alone selling prices are determined based on the list prices when available or estimated based on the Adjusted Market Assessment approach (e.g. licenses), or the Expected Cost-Plus Margin approach (e.g., PCS).

The following is a description of the principal activities from which the Group generates its revenue across all reportable segments.

Product and services	Nature, timing of satisfaction of performance obligations and significant payment terms
Semiconductors secure chips	Although they may be sold in connection with other services of the Group, they always represent distinct performance obligations. The Group recognizes revenue when a customer takes possession of the chips, which usually occurs when the goods are delivered. Customers typically pay once goods are delivered.
SaaS	The Group's SaaS arrangements cover the provision of cloud-based certificates for authentication purposes such as Device Attestation Certificates (DACs) for MATTER Protocol, IoT Device-to-Cloud Authentication, or Device-to-Device Authentication. The Group recognizes revenue on a straight-line basis over the service period which is usually yearly renewable. Where lifelong certificates are issued, the Group recognizes revenue when the certificate is delivered and usable by the customer. Customers usually pay ahead of the service period; the paid amounts which have not yet been recognized as revenue are shown as deferred revenue on the balance sheet.
Software and INeS Certificate Management Platform	The Group provides software for certificates life-cycle management and signing and authentication solutions through its INeS Certificate Management Platform. The Group recognizes revenue when the software has been delivered or the platform has been set up, and PCS revenue over the service period which is usually one-year renewable. Customers pay upon delivery of the software or over the PCS.
Implementation, integration and other services	The Group provides services to implement and integrate multi-element cybersecurity solutions. Most of the time the solution elements are off-the-shelve non-customized components which represent distinct performance obligations. Implementation and integration services are payable when rendered, while other revenue elements are payable and recognized as per their specific description in this section.
ASIC Design	The services provided are structured into Work Packages (WPs), each representing a separate performance obligation. These could include services associated with the specification/ pre-study, design, prototyping or industrialization. Revenue is recognized over time using the cost-incurred method, as customers control the asset during development and the Group has a right to payment for performance to date. Payments are made progressively based on milestones and deliverables.
ASIC Production	Each purchase order for ASIC chips represents a distinct performance obligation to provide the specified quantity and type of chips. Revenue is recognized at a point in time, specifically, when control of the chip transfers to the customer upon delivery. The Company acts as principal, managing the full production process including subcontractor coordination, quality assurance, and logistics. Customers typically pay once goods are delivered.

Disaggregation of revenue

The following table shows the Group's revenues disaggregated by product or service type:

Disaggregation of revenue	Typical payment	At a point in time		Over time		Total	
		Unaudited 6 months ended June 30,					
USD'000		**2026**	**2025**	**2026**	**2025**	**2026**	**2025**
Semiconductors Segment							
Secure chips	Upon delivery	8,436	4,710		-	8,436	4,710
Certificates	Upon issuance	140	108	27	7	167	115
Total Semiconductors Segment		**8,576**	**4,818**	**27**	**7**	**8,603**	**4,825**
ASIC Segment							
ASIC Design	Milestone based	-	-	2,500	-	2,500	-
ASIC Production	Upon delivery	4	-	-	-	4	-
Total ASIC Segment		**4**	**-**	**2,500**	**-**	**2,504**	**-**
Total Non-reportable Segment		**20**	**-**	**24**	**-**	**44**	**-**
Total Revenue		**8,600**	**4,818**	**2,551**	**7**	**11,151**	**4,825**

For the six months ended June 30, 2026 and 2025, the Group recorded no revenues related to performance obligations satisfied in prior periods.

The following table shows the Group's revenues disaggregated by geography, based on our customers' billing addresses:

Net sales by region	Unaudited 6 months ended June 30,	
USD'000	**2026**	**2025**
Semiconductors Segment		
Europe, Middle East and Africa	1,768	852
North America	4,953	3,083
Asia Pacific	1,882	795
Latin America	-	95
Total Semiconductors Segment revenue	**8,603**	**4,825**
ASIC Segment		
Europe, Middle East and Africa	1,893	-
North America	607	-
Asia Pacific	4	-
Total ASIC Segment revenue	**2,504**	**-**
Total Non-reportable Segment revenue	**44**	**-**
Total net sales	**11,151**	**4,825**

Contract assets, deferred revenue and contract liability

Our contract assets, deferred revenue and contract liability consist of:

USD'000	**As of June 30, 2026 (unaudited)**	**As of December 31, 2025**
Trade accounts receivable		
Trade accounts receivable – Semiconductors Segment	3,518	3,283
Trade accounts receivable – ASIC Segment	1,405	986
Trade accounts receivable – Non reportable Segment	42	
Total trade accounts receivable, net of allowance for credit losses	**4,965**	**4,269**
Contract assets – ASIC Segment	-	451
Total contract assets	**-**	**451**
Customer contract liabilities – Semiconductors Segment	1,184	4
Customer contract liabilities – ASIC Segment	328	1,596
Total customer contract liabilities - current	**1,512**	**1,600**

USD'000	As of June 30, 2026 (unaudited)	As of December 31, 2025
Deferred revenue		
Deferred revenue – Semiconductors Segment	36	21
Deferred revenue – ASIC Segment	1,756	4
Deferred revenue – Non reportable Segment	281	
Total deferred revenue	**2,073**	**25**
Revenue recognized in the period from amounts included in the deferred revenue at the beginning of the period	4	5

Increases or decreases in trade accounts receivable, contract assets, deferred revenue and contract liabilities are primarily due to normal timing differences between our performance and customer payments.

Remaining performance obligations

As of June 30, 2026, approximately USD 3,585,000 is expected to be recognized from remaining performance obligations for contracts. We expect to recognize revenue for these remaining performance obligations in 2026, 2027 and 2028 as detailed below.

USD'000	Total
2026	2,527
2027	230
2028	828
Total remaining performance obligation	**3,585**

Note 34. Other operating income

Other operating income relates to:

- services provided to WISeKey in an amount of USD 1,326,386 (see Note 41 for detail), and
- services provided to SEALCOIN AG in an amount of USD 105,909 (see Note 41 for detail).

Note 35. Stock-based compensation

Employee stock option plans

The F Share Option Plan ("**FSOP**") and the Ordinary Share Option Plan ("**OSOP**") were approved respectively on January 19, 2023, and September 15, 2023, by the Board of directors of SEALSQ.

Grants

In the six months ended June 30, 2026, the Group granted a total of 1,230,670 options exercisable in Ordinary Shares. Each option is exercisable into one Ordinary Share.
The options granted consisted of:

- 1,179,670 options with immediate vesting granted to employees and Board members, all of which had been exercised as of June 30, 2026.
- 45,000 options with immediate vesting granted to employees and Board members, which had not been exercised as of June 30, 2026.
- 6,000 options with immediate vesting granted to external advisors, which had not been exercised as of June 30, 2026.

The options granted were valued at grant date using the Black-Scholes model.
There was no grant of options on F Shares in the six months ended June 30, 2026.

Stock option charge to the income statement

The Group calculates the fair value of options granted by applying the Black-Scholes option pricing model, using the market price of an Ordinary Share of SEALSQ. Expected volatility is based on historical volatility of SEALSQ's Ordinary Shares.

In the six months ended June 30, 2026, a total charge of USD 3,969,010 for options granted to Board members, employees and external advisors was recognized in the consolidated income statement calculated by applying the Black-Scholes model at grant, in relation to options.

An amount of USD 4,247,067 was in relation to equity classified options whilst the remaining USD (278,057) related to liability classified stock options.

The following assumptions were used to calculate the compensation expense and the calculated fair value of stock options granted:

Assumption	June 30, 2026	June 30, 2025
Dividend yield	None	None
Risk-free interest rate used (average)	1.00%	1.00%
Expected market price volatility	172.11% - 179.04%	175.40%
Average remaining expected life of stock options on F Shares (years)	-	-
Average remaining expected life of stock options on Ordinary Shares (years)	6.10	6.40

The following table illustrates the development of the Group's non-vested options for the six months ended June 30, 2026 and for the year 2025.

	Options on Ordinary shares	
Non-vested options	**Number of shares under options**	**Weighted-average grant date fair value (USD)**
Non-vested options as of December 31, 2024	**-**	**-**
Granted	3,042,652	2.94
Vested	3,041,165	2.93
Non-vested forfeited or cancelled	-	-
Non-vested options as of December 31, 2025	**1,200**	**4.29**
Granted	1,230,670	3.45
Vested	1,230,670	3.45
Non-vested forfeited or cancelled	-	-
Non-vested options as of June 30, 2026	**1,200**	**4.29**

	Options on F shares	
Non-vested options	**Number of shares under options**	**Weighted-average grant date fair value (USD)**
Non-vested options as of December 31, 2024	**-**	**-**
Granted	-	-
Vested	-	-
Non-vested forfeited or cancelled	-	-
Non-vested options as of December 31, 2025	**-**	**-**
Granted	-	-
Vested	-	-
Non-vested forfeited or cancelled	-	-
Non-vested options as of June 30, 2026	**-**	**-**

The following tables summarize the Group's stock option activity for the six months ended June 30, 2026 and the year ended December 31, 2025.

Options on Ordinary shares	SEAL Ordinary Shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as of December 31, 2024	**245,165**	**0.01**	**6.65**	**1,505,313**
Of which vested	245,165	0.01	**6.65**	1,505,313
Granted	3,042,652	0.01	**-**	**-**
Exercised or converted	(2,647,019)	0.01	**-**	**9,471,366**
Forfeited or cancelled	(65,774)	0.01	**-**	**-**
Outstanding as of December 31, 2025	**575,024**	**0.04**	**6.14**	**2,152,900**
Of which vested	573,824	0.04	**6.14**	2,148,376
Granted	1,230,670	0.02	**-**	**-**
Exercised or converted	(1,588,536)	0.01	**-**	**5,203,593**
Forfeited or cancelled	(6,000)	2.50	**-**	**-**
Outstanding as of June 30, 2026	**211,158**	**0.08**	**5.38**	**648,096**
Of which vested	209,958	0.08	**5.38**	644,328

Options on F shares	F shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as of December 31, 2024	**-**	**-**	**-**	**-**
Of which vested	-	-	-	-
Granted	-	-	**-**	**-**
Exercised or converted	-	-	**-**	**-**
Outstanding as of December 31, 2025	**-**	**-**	**-**	**-**
Of which vested	-	-	**-**	-
Granted	-	-	**-**	**-**
Exercised or converted	-	-	**-**	**-**
Outstanding as of June 30, 2026	**-**	**-**	**-**	**-**
Of which vested	-	**-**	**-**	-

We note that 1,588,536 options on Ordinary Shares were exercised in the six months ended June 30, 2026 but SEALSQ withheld 96,531 Ordinary Shares as a means of meeting some grantees' tax obligation in relation to their option exercise, which resulted in the creation and delivery of 1,492,005 Ordinary Shares.

Summary of stock-based compensation expenses

Stock-based compensation expenses	**Unaudited 6 months ended June 30,**	
USD'000	**2026**	**2025**
In relation to the Ordinary Share Option Plan	3,970	9,935
In relation to the F Share Option Plan	-	-
Total	**3,970**	**9,935**

Stock-based compensation expenses are recorded under the following expense categories in the income statement.

Stock-based compensation expenses	**Unaudited 6 months ended June 30,**	
USD'000	**2026**	**2025**
Research & development expenses	676	1,834
Selling & marketing expenses	502	3,134
General & administrative expenses	2,792	4,967
Total	**3,970**	**9,935**

Note 36. Non-operating income

Non-operating income consisted of the following:

USD'000	Unaudited 6 months ended June 30, 2026	2025
Foreign exchange gain	2,535	1,203
Gain on remeasurement of previously held equity interest	51	-
Realized gains on Investment	755	-
Unrealized gains on Investment	73	-
Financial income	19	-
Interest income	6,240	1,611
Other	62	-
Total non-operating income	**9,735**	**2,814**

Note 37. Non-operating expenses

Non-operating expenses consisted of the following:

USD'000	Unaudited 6 months ended June 30, 2026	2025
Foreign exchange losses	4,041	1,279
Impairment loss on crypto assets	323	-
Loss on remeasurement of previously held equity interest	320	-
Derecognition of WECAN tokens upon consolidation of Wecan	239	-
Unrealized loss on investment	91	-
Financial charges	189	198
Interest expense	14	40
Other components of defined benefit plans	25	-
Other	24	-
Total non-operating expenses	**5,266**	**1,517**

Note 38. Segment reporting

The Group has two operating and reportable segments that meet the criteria set forth in ASC 280-10-50: Semiconductors and ASIC.
Following the acquisition of IC'Alps on August 4, 2025, the Group updated its reportable segments to reflect changes in its internal management reporting structure. Prior to the acquisition of IC'Alps, the Group's operations were primarily composed of the Semiconductors business and corporate activities. Corporate activities are now included within "Other profit or loss." Prior period segment information has been recast to conform to the current year presentation.
The Group's Chief Executive Officer, who is the Chief Operating Decision Maker, evaluates segment performance and allocates resources based on net sales, gross profit (where applicable), and operating income or loss. In making these decisions, the Chief Operating Decision Maker considers budgets, budget-to-actual variances, and key operating metrics, and allocates resources, including employees, property, plant and equipment, and financial resources, across the reportable segments.

Both the Semiconductors and ASIC reportable segments are strategic business units that offer distinct products and services and are managed separately because they require dedicated resources and targeted marketing strategies. The Semiconductors segment encompasses the design, manufacturing, sales and distribution of high-end, Common Criteria EAL5+ & FIPS 140-3-certified secure microprocessors. The ASIC segment's operations include a complete offering for Application Specific Integrated Circuits (ASIC) and Systems on Chip (SoC) development from circuit specification, mastering design in-house, up to qualification and the management of the entire production supply chain. The ASIC reportable segment did not exist prior to August 4, 2025, when SEALSQ acquired IC'Alps.

The accounting policies of the segments are consistent with those described in the summary of significant accounting policies of the Group. Segment operating income includes directly attributable revenues and expenses. "Other segment items" include corporate expenses and other non-operating items that are not allocated to the reportable segments.
The Group accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

Unaudited 6 months ended June 30,	2026			2025		
USD'000	Semiconductors	ASIC	Total	Semiconductors	ASIC	Total
Revenues from external customers	8,603	2,504	11,107	4,825	-	4,825
Intersegment revenues		1,302	1,302	-	-	-
	8,603	3,806	12,409	4,825	-	4,825
Reconciliation of revenue						
Elimination of intersegment revenue		(1,302)	(1,302)			-
Other revenue[2]			44			
Total consolidated revenue			11,151			4,825
Less:[1]						
Cost of revenue	4,910	821	5,731	3,199	-	3,199
Segment gross profit	3,693	1,683	5,376	1,626	-	1,626
Less:[1]						
Total operating expenses	11,113	6,612	17,725	7,328	-	7,328
Other segment items (gain) / loss	(129)	517	388	691	-	691
Segment profit / (loss) before income taxes	(7,291)	(5,446)	(12,737)	(6,393)	-	(6,393)
Reconciliation of profit or loss (segment profit/(loss))						
Other profit or loss[2]			(14,895)			(13,635)
Elimination of intersegment profits			(62)			-
Income / (loss) before income taxes			(27,694)			(20,028)
Other segment disclosures						
Interest revenue	-	-	-	7	-	7
Interest expense	358	35	393	7	-	7
Depreciation and amortization	421	2,238	2,659	313	-	313
Profit / (loss) from intersegment sales	-	62	62	-	-	-
Income tax recovery / (expense)	-	295	295	-	-	-
Segment assets	21,418	29,399	50,817	13,233		13,233

(1) The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker. Intersegment expenses are included within the amounts shown.
(2) Profit or loss from segments below the quantitative thresholds are attributable to four operating segments that include the sales and distribution of semiconductors, and the newly acquired Wecan and Miraex. None of those segments has ever met any of the quantitative thresholds for determining reportable segments. It also includes the holding company SEALSQ Corp, that does not meet the definitions of a reportable segment.

Other segment items for each reportable segment are made up of non-operating expenses, including management expenses, foreign exchanges gains and losses, debt discount amortization and financing costs.

Asset reconciliation	Unaudited 6 months ended June 30,	
USD'000	2026	2025
Total assets from reportable segments	50,817	13,233
Other assets[1]	654,619	162,549
Elimination of intersegment receivables	(45,798)	(14,430)
Elimination of intersegment investment and goodwill	(44,997)	(19,332)
Consolidated total assets	**614,641**	**142,020**

(1) Assets from segments below the quantitative thresholds are attributable to operating activities including semiconductor sales and distribution, as well as the newly acquired Wecan and Miraex. None of these individual segments met the quantitative thresholds for reportable segments during the period. Most of Other assets refers to SEALSQ Corp, as the holding is currently excluded from the reportable segments and consists mostly of cash.

Revenue and property, plant and equipment by geography

The following tables summarize geographic information for net sales based on the billing address of the customer, and for property, plant and equipment.

Net sales by region	Unaudited 6 months ended June 30,	
USD'000	2026	2025
North America	5,560	3,083
Europe, Middle East & Africa	3,705	852
Asia Pacific	1,886	795
Latin America	-	95
Total net sales	**11,151**	**4,825**

Property, plant and equipment, net of depreciation, by region	**As of June 30,**	**As of December 31,**
USD'000	**2026 (unaudited)**	**2025**
Europe, Middle East & Africa	5,014	3,770
Total Property, plant and equipment, net of depreciation	**5,014**	**3,770**

Note 39. Earnings / (loss) per share

The computation of basic and diluted net earnings / (loss) per share for the Group is as follows:

	Unaudited 6 months ended June 30,	
Earnings / (loss) per share	**2026**	**2025**
Net loss attributable to SEALSQ Corp (USD'000)	(27,712)	(20,030)
Effect of potentially dilutive instruments on net earnings (USD'000)	n/a	n/a
Net loss after effect of potentially dilutive instruments attributable to SEALSQ Corp (USD'000)	(27,712)	(20,030)
Ordinary Shares used in net earnings / (loss) per share computation:		
Weighted average shares outstanding - basic	209,809,568	108,980,395
Effect of potentially dilutive equivalent shares	n/a	n/a
Weighted average shares outstanding - diluted	209,809,568	108,980,395
Net loss per Ordinary Share		
Basic weighted average loss per share attributable to SEALSQ Corp (USD)	(0.13)	(0.17)
Diluted weighted average loss per share attributable to SEALSQ Corp (USD)	(0.13)	(0.17)
F Shares used in net earnings / (loss) per share computation:		
Weighted average shares outstanding - basic	1,499,800	1,499,800
Effect of potentially dilutive equivalent shares	n/a	n/a
Weighted average shares outstanding - diluted	1,499,800	1,499,800
Net loss per F Share		
Basic weighted average loss per share attributable to SEALSQ Corp (USD)	(0.64)	(0.86)
Diluted weighted average loss per share attributable to SEALSQ Corp (USD)	(0.64)	(0.86)

Note 40. Legal proceedings

We are currently not party to any legal proceedings and claims that are not provided for in our financial statements.

Note 41. Related parties disclosure

Subsidiaries

As of June 30, 2026, the condensed consolidated financial statements of the Group include the entities listed in the following table:

Group Company Name	**Country of incorporation**	**Year of incorporation**	**Share Capital**	**% ownership as of June 30, 2026**	**% ownership as of December 31, 2025**	**Nature of business**
SEALSQ France SAS	France	2010	EUR 1,473,162	100%	100%	Chip manufacturing, sales & distribution
SEALSQ Japan KK	Japan	2017	JPY 1,000,000	100%	100%	Sales & distribution
SEALSQ France Taiwan Branch	Taiwan	2017	TWD 100,000	100%	100%	Sales & distribution
SEALSQ USA Ltd	U.S.A.	2024	Nil	100%	100%	Sales & distribution
IC'Alps SAS	France	2018	EUR 1,100,000	100%	100%	Custom ASIC design services
Miraex SA	Switzerland	2019	CHF 904,536	100%	-	Photonic integrated circuit (PIC) platform

Group Company Name	Country of incorporation	Year of incorporation	Share Capital	% ownership as of June 30, 2026	% ownership as of December 31, 2025	Nature of business
Wecan Group SA	Switzerland	2017	CHF 304,911	55.52%	31.87%	Blockchain solutions for data quality and compliance in the financial sector

Unconsolidated affiliates

As per the table below, as of June 30, 2026, the Group holds two equity investments in an unconsolidated affiliate over which it exercises significant influence, but which are not consolidated because the Group does not control the entities. As detailed in Notes 21 and 22, these investments are accounted for under the equity method of accounting in accordance with ASC 323.

Company Name	% ownership as of June 30, 2026	% ownership as of December 31, 2025	Nature of relationship
Quantix Edge Security S.L.	5.00%	5.00%	Equity method investment
WISeSat.Space Corp	8.08%	8.08%	Equity method investment

Related party transactions and balances

	Related Parties	Receivables as of		Payables as of		Net expenses to in the six months ended June 30,		Net income from in the six months ended June 30,	
	(in USD'000)	June 30, 2026 (unaudited)	December 31, 2025	June 30, 2026 (unaudited)	December 31, 2025	2026 (unaudited)	2025 (unaudited)	2026 (unaudited)	2025 (unaudited)
1	Carlos Moreira	-	-	-	614	-	-	-	-
2	John O'Hara	-	-	5	4	-	-	-	-
3	Ruma Bose	-	-	-	-	47	125	-	-
4	Cristina Dolan	-	-	-	-	47	136	-	-
5	David Fergusson	-	-	-	14	47	108	-	-
6	Eric Pellaton	-	-	-	-	47	124	-	-
7	Peter Ward	-	-	-	-	-	1,472	-	-
8	Danil Kerimi	-	-		-	-	27	-	-
9	Hossein Rahnama	-	-	-	-	-	12	-	-
10	Antoine Kohler	-	-	5	-	5	-	-	-
11	WISeKey International Holding AG	14,063	8,107	1,232	1,563	1,136	500	1,326	1,662
12	WISeKey SA	132	81	256	270	191	495	-	-
13	WISeSat. Space AG	4	-	-	-	-	-	-	-
14	WISeCoin AG	-	-	340	347	4	10	-	-
15	Wecan Group SA	-	-	-	-	-	-	63	-
16	SEALCOIN AG	557	468	-	-	-	-	106	80
17	Quantix Edge Security SL	752	-	-	-	-	-	753	-
18	Quobly SAS	1,164	-	-	-	-	-	-	-
19	Related parties of Carlos Moreira	-	-	139	-	401	-	-	-
	Total	**16,672**	**8,656**	**1,977**	**2,812**	**1,925**	**3,009**	**2,248**	**1,742**

1. Carlos Moreira is a member of the Board and the CEO of SEALSQ Corp.

2. John O'Hara is a member of the Board and the CFO of SEALSQ Corp. A short-term payable to John O'Hara in an amount of USD 4,680 was outstanding as of June 30, 2026, in relation to a tax refund.

3. Ruma Bose is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the six months ended June 30, 2026, relate to her Board fee.

4. Cristina Dolan is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the six months ended June 30, 2026, relate to her Board fee.

5. David Fergusson is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the six months ended June 30, 2026, relate to his Board fee.

6. Eric Pellaton is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the six months ended relate to his Board fee.

7. Peter Ward is a member of the board of directors of SEALSQ Corp and was the CFO of the Group until January 2024.

8. Danil Kerimi is a former member of the board of directors of SEALSQ Corp.

9. Hossein Rahnama is a member of the board of directors of SEALSQ Corp.

10. Antoine Kohler is a member of the board of directors of Wecan Group SA, subsidiary of the SEALSQ Group. The expenses recorded in the income statement in the six months ended, and the payable balance as of June 30, 2026, relate to his Board fee.

11. WISeKey International Holding AG has a controlling interest in the SEALSQ Group. WISeKey and its affiliates provide financing and management services, including, but not limited to, sales and marketing, accounting, taxation, business and strategy consulting, marketing, risk management and information technology. These services are centrally recharged by WISeKey International Holding AG. The expenses in relation to WISeKey International Holding AG recorded in the income statement in the six months to June 30, 2026, and the payable balance as of June 30, 2026, relate to interest and the recharge of management services.
SEALSQ provides financing and management services, including, but not limited to, sales and marketing, accounting, finance, legal, taxation, business and strategy consulting, public relations, marketing, risk management and information technology and general management. The income in relation to WISeKey International Holding AG recorded in the income statement in the six months to June 30, 2026, relates to the recharge of management services and the receivable balance as of June 30, 2026, relates to the transfer of the pension liability for employees transferred from WISeKey to SEALSQ, the recharge of management services and advances.

12. WISeKey SA is part of the group headed by WISeKey International Holding AG (the "WISeKey Group") and employs supporting staff who work for the SEALSQ Group. The expenses in relation to WISeKey SA recorded in the income statement in the six months to June 30, 2026, and the payable balance as of June 30, 2026, relates to the recharge of employee costs and management services. The payable balance as of June 30, 2026, relates to the transfer of the pension liability for employees transferred from WISeKey SA to SEALSQ, the recharge of management services.

13. WISeSat.Space AG is part of the WISeKey Group. The receivable balance in relation to WISeSat.Space AG as of June 30, 2026, relate to the transfer of electronic equipment.

14. WISeCoin AG is part of the WISeKey Group. The expenses in relation to WISeCoin AG recorded in the income statement in the six months ended June 30, 2026, and the payable balance as of, June 30, 2026, relates to the outstanding loan and accrued interest.

15. Wecan Group SA became a consolidated subsidiary of SEALSQ Corp on June 1, 2026. The income recognized during the five months ended May 31, 2026 relates to services provided to SEALSQ under the token services agreement dated June 28, 2025, which was satisfied on May 31, 2026.

16. SEALCOIN AG is part of the WISeKey Group. The income in relation to SEALCOIN AG recorded in the income statement in the six months ended, and the receivable balance as of June 30, 2026, relates to services provided by SEALSQ.

17. Quantix Edge Security S.L. is an equity method investee of the SEALSQ Group. The income recognized during the six months ended June 30, 2026, and the receivable balance as of June 30, 2026, relate to services provided by SEALSQ to Quantix under a statement of work.

18. Quobly is an unconsolidated related party affiliate of the SEALSQ Group. The receivable balance as of June 30, 2026, relates to a EUR 1.0 million contractual prepayment due under the Joint Cooperation Agreement for future services. The corresponding credit amount was recorded as a contract liability and will be recognized as revenue as the related services are provided under applicable statements of work. See Note 23 for details.

19. Three immediate family members of Carlos Moreira were employed by SEALSQ Corp in 2026. In line with ASC 850-10-50-5, transactions involving related parties cannot be presumed to be carried out on an arm's length basis. The aggregate employment remuneration of these three immediate family members amounted to CHF 315,049 (USD 400,780) recorded in the income statement in the six months ended June 30, 2026. As of June 30, 2026, the payable balance due to these related parties was CHF 112,582 (USD 139,051) mostly related to a bonus accrual.

Note 42. Subsequent events

OSOP Exercise

After June 30, 2026, under the Rule 10b5-1 trading plan set up by the SEALSQ Group, 45,000 options on ordinary shares were exercised.

WISeSat.Space Subscription Agreement and De-SPAC Timeline Extension

On August 6, 2026, the Group entered into a Subscription Agreement with WISeSat.Space Holdings Corp., the entity that will become the publicly listed parent of WISeSat.Space Corp. upon completion of its previously announced business combination with Columbus Acquisition Corp. (Nasdaq: COLA), under which the Group committed to purchase USD 10 million of WISeSat.Space Holdings Corp. ordinary shares in a private placement. The purchase price per share will equal the redemption price paid to Columbus Acquisition Corp.'s public shareholders who elect to redeem their shares in connection with the business combination. Based on an assumed redemption price of approximately USD 10.66 as of June 30, 2026, the commitment would result in the issuance of approximately 938,086 shares. The subscription is conditioned on, and will close concurrently with, the closing of the business combination. As of the date of this report, the Group has not advanced any funds or recognized any asset in connection with this commitment. The date for completion of the business combination is expected to be on or before October 31, 2026.

Note 43. Impacts of ongoing conflicts and regulatory changes

Impacts of the war in Ukraine

Following the outbreak of the war in Ukraine in late February 2022, several countries imposed sanctions on Russia, Belarus and certain regions in Ukraine. There has been an abrupt change in the geopolitical situation, with significant uncertainty about the duration of the conflict, changing scope of sanctions and retaliation actions including new laws.

The SEALSQ group does not have any operation or customer in Russia, Belarus or Ukraine, and, as such, does not foresee any direct impact of the war on its operations. However, the war has also contributed to an increase in volatility in currency markets, energy prices, raw materials and other input costs, which may impact the Group's supply chain in the future.

As of June 30, 2026, SEALSQ assessed the consequences of the war for its financial disclosures, including impacts on key judgments and significant estimates, and concluded that no changes were required. SEALSQ will continue to monitor these areas of increased risk for material changes.

Impacts of the Israel–Hamas and U.S./Israel–Iran conflicts

Israel's declaration of war on Hamas in October 2023 has degraded the geopolitical environment in the region and created uncertainty. On February 28, 2026, the U.S. and Israel launched coordinated strikes against Iran: Iran's retaliation attacks expanded the conflict beyond just Iran and Israel and have threatened some commercial routes, especially traffic through the Strait of Hormuz.

The SEALSQ group does not have any operation or customer in that region, and, as such, does not foresee any direct impact of these conflicts on its operations. SEALSQ's supply chain is not dependent on commercial routes through and around the Strait of Hormuz. However, depending on their duration and intensity, these conflicts may adversely affect the global economy, financial markets and the Group's supply chain in the future.

As of June 30, 2026, and as of the filing date, SEALSQ assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates, and concluded that no changes were required. SEALSQ will continue to monitor these areas of increased risk for material changes.

Our business could suffer as a result of tariffs and trade sanctions or similar actions

The imposition by the United States of tariffs, sanctions or other restrictions on goods exported from the United States or imported into the United States, or countermeasures imposed in response to such government actions, could adversely affect our operations or our ability to sell our products globally, which could adversely affect our operating results and financial condition. Over the course of 2025 and 2026, U.S. tariff policy has continued to escalate and has proven highly volatile: the U.S. government has imposed a series of new tariffs on goods imported into the United States, courts have invalidated several of them, the administration has responded with successive replacement measures, and non-U.S. governments have responded with their own countermeasures, export controls, and legal challenges.

For example, in January 2026, the United States imposed a 25% tariff under Section 232 of the Trade Expansion Act of 1962 on imports of certain high-performance semiconductor products and derivative parts meeting specified computing-performance and memory-bandwidth thresholds (a category most associated with advanced graphics processing units and AI accelerators), subject to a number of end-use exemptions, including for U.S. data center, research and development, startup, consumer-electronics, industrial, and public-sector uses. This tariff is narrower in scope than the tariff on "all semiconductor chips" the administration had initially proposed in February 2025, but the U.S. Department of Commerce has reserved the right to broaden its scope to additional semiconductor categories following a mid-2026 review. Separately, in February 2026, the U.S. Supreme Court held that the International Emergency Economic Powers Act does not authorize the broad "reciprocal" tariffs the administration had imposed on imports from most U.S. trading partners, and those tariffs have since been invalidated. The administration responded by imposing a new 10% tariff under Section 122 of the Trade Act of 1974 on substantially all imports, which a U.S. trade court likewise found to exceed the government's statutory authority in May 2026; that tariff expired by its own statutory time limit in July 2026 and has since been followed by new Section 301 tariff actions tied to separate manufacturing-overcapacity and forced-labor investigations covering dozens of countries. As a result of this rapid succession of new tariffs, court rulings, and replacement measures, the future of U.S. tariff policy, and the possibility of further new tariffs and countermeasures, remains highly uncertain.

Although a large amount of our supply chain does not currently directly import products to the United States as we supply to contract manufacturers outside the United States, there is a possibility that any future tariffs may still impact upon our ability to sell our products and

to remain competitive in the market. Such escalations in these trade measures may directly impair our business by increasing trade-related costs or disrupting established supply chains and may indirectly impair our business by causing a negative effect on global economic conditions and financial markets. The ultimate impact of these trade measures is uncertain and may be affected by various factors, including whether and when such trade measures are implemented, the timing when such measures may become effective, and the amount, scope, or nature of such trade measures.

As of June 30, 2026, SEALSQ assessed the impact of these uncertainties for its financial disclosures and considered the impacts on key judgments and significant estimates, and concluded that no changes were required. SEALSQ will continue to monitor these areas of increased risk for material changes.